As submitted to the Securities and Exchange Commission on February 13, 2013 pursuant to the
Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NRG Yieldco, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	46-1777204 (I.R.S. Employer Identification No.)

211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-9500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David R. Hill
Executive Vice President and General Counsel
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Gerald T. Nowak, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Kirk A. Davenport II Patrick H. Shannon Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

                The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated February 13, 2013

Shares

NRG Yieldco, Inc.

Class A Common Stock

              This is the initial public offering of the Class A common stock of NRG Yieldco, Inc. We were recently formed by NRG Energy, Inc. ("NRG"). We are offering            shares of our Class A common stock in this offering.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for our Class A common stock. After pricing of the offering, we expect that our Class A common stock will trade on the New York Stock Exchange under the symbol "            ".

              Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in and will hold        % of the voting power in NRG Yieldco, Inc. The holders of our Class B common stock will hold the remaining        % of the voting power in NRG Yieldco, Inc. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange.

              We are an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Risk Factors—Risks Inherent in an Investment in Us—We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors" and "Summary—JOBS Act."

              Investing in our Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 27 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us.	$	$

              The underwriters may also exercise their option to purchase up to an additional            shares of our Class A common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
BofA Merrill Lynch
Goldman, Sachs & Co.
Citi

The date of this prospectus is                                    , 2013.

YIELDCO ASSET OVERVIEW MAP

              You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

              Until                        , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and Market Data

              This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management's estimates and assumptions about our markets and our internal research. While we are not aware of any

i

misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

Trademarks and Trade Names

              We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of NRG and third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. See "Certain Relationships and Related Party Transactions—Licensing Agreement" for a description of the licensing agreement pursuant to which we have licensed the right to use the NRG name and logo in the United States and Canada, subject to certain exceptions and limitations.

Certain Terms Used in this Prospectus

              Unless the context otherwise indicates, references within this prospectus to:

    •
    "cash available for distribution" for any particular period refers to Adjusted EBITDA (as defined in Note 3 to the table set forth in the "Summary—Summary Historical and Pro Forma Financial Data" section of this prospectus) generated during the period plus cash distributions received from unconsolidated affiliates, less pro-rata EBITDA from unconsolidated affiliates, cash interest paid, income tax paid, maintenance capital expenditures, change in other assets, principal payments on indebtedness and reserves for future cash distributions by Yieldco LLC;

    •
    "COD" refers to the commercial operation date of the applicable facility;

    •
    "CVSR" refers to the California Valley Solar Ranch utility-scale solar generating facility;

    •
    "DGCL" refers to Delaware General Corporation Law;

    •
    "EBITDA" refers to earnings before interest expense, depreciation, amortization and income taxes;

    •
    "EPC" refers to engineering, procurement and construction;

    •
    "Management Services Agreement" or "MSA" refers to the agreement we will enter into with NRG upon consummation of this offering pursuant to which NRG, as manager, will agree to provide or arrange for the provision of operation, management and administrative services to us and our subsidiaries;

    •
    "membership interest" refers to the ownership interest in the applicable entity, including such economic interest and right, if any, to participate in the management of the business and affairs of the entity, including the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the members of the entity and the right to receive information concerning the business and affairs of the entity, in each case to the extent expressly provided in the relevant operating agreement.

    •
    "MW" refers to Megawatts;

    •
    "MWh" refers to Megawatt hours;

    •
    "MWt" refers to Megawatt Thermal Equivalents;

    •
    "Net capacity" or "net MW" refers to the maximum, or rated, power generating capacity, in MW, of a facility or group of facilities multiplied by our percentage ownership interest in such facility as of the date of this prospectus;

    •
    "NRG" refers to NRG Energy, Inc., a Delaware corporation, and its subsidiaries after giving effect to the Asset Transfer;

    •
    "ROFO Agreement" refers to our five-year agreement with NRG that provides us a right of first offer to purchase any of the NRG ROFO Assets offered for sale;

    •
    "NRG ROFO Assets" refers to the four late-stage construction assets set forth under the heading "Summary—Our Growth Strategy" elsewhere in this prospectus that, pursuant to the ROFO Agreement with NRG, we will have the right of first offer to acquire;

    •
    "O&M" refers to operations and maintenance services provided at our various facilities;

    •
    "PPA" refers to the power purchase agreements through which our facilities have contracted to sell energy to various offtakers;

    •
    "RPS" refers to renewable portfolio standards adopted by 29 states that require a regulated retail electric utility to procure a specified percentage of its total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar or wind generation facilities, by a specified date;

    •
    "sole managing member" means Yieldco Inc., which will be the sole managing member of Yieldco LLC and will have the sole power to manage the business of Yieldco LLC and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of Yieldco LLC.

    •
    "Yieldco Inc." refers to NRG Yieldco, Inc., a Delaware corporation, and the issuer of the shares of Class A common stock being offered hereby;

    •
    "Yieldco LLC" refers to NRG Yieldco LLC, a Delaware limited liability company; and

    •
    "Yieldco Operating LLC" refers to NRG Yieldco Operating LLC, a Delaware limited liability company.

Forward-Looking Statements

              Certain statements made in this prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

              Statements preceded or followed by, or that otherwise include, the words "believes," "expects," "anticipates," "intends," "project," "estimates," "plans," "forecast," "is likely to" and similar expressions or future or conditional verbs such as "will," "may," "would," "should" and "could" are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

              The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

    •
    hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

    •
    our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations;

    •
    counterparties to our offtake agreements willingness and ability to fulfill their obligations under such agreements;

    •
    our ability to enter into contracts to sell power and procure fuel on acceptable terms as our offtake agreements expire;

    •
    government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

    •
    our ability to receive anticipated cash grants with respect to certain of our renewable (wind and solar) assets;

    •
    our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

    •
    operating and financial restrictions placed on us and our subsidiaries that are contained in the debt facility and other agreements of certain of our subsidiaries and project-level subsidiaries generally and that may be contained in the revolving credit facility that we intend to enter into in connection with the consummation of this offering;

    •
    our ability to maintain and grow our initial quarterly dividend; and

    •
    our ability to successfully identify, evaluate and consummate acquisitions.

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under "Risk Factors," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our and our predecessor's financial statements and related notes thereto appearing elsewhere in this prospectus.

              Unless the context provides otherwise, references herein to "we," "our," "our company" and "Yieldco" refer to Yieldco Inc., together with its consolidated subsidiaries after giving effect to the Organizational Structure, including Yieldco LLC and Yieldco Operating LLC.

About Yieldco Inc.

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG Energy, Inc. (NYSE: NRG) will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS. To that end, we believe that Yieldco's cash flow profile, coupled with its scale, diversity and low cost business model, will offer us a lower cost of capital than that of a traditional independent power producer and provide us with a significant competitive advantage to execute our growth strategy.

              With this business model, our objective is to pay a consistent and growing cash dividend to holders of our Class A common stock that is sustainable on a long-term basis. We expect to target a payout ratio of 100% of the cash distributions received from our membership interest in our subsidiaries and increase such cash dividends over time as we acquire assets with characteristics similar to assets in our current portfolio. We will focus on high-quality, newly constructed and long-life facilities with credit-worthy counterparties that we expect will produce stable long term cash flows. Based on the completion of our two projects under construction, El Segundo and CVSR, and significant acquisition opportunities available to us, including the NRG ROFO Assets, we expect to grow our dividend each year over the next five years. See "Risk Factors—Risks Related to our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our Class A common stock. Our initial quarterly dividend will be set at $            per share of Class A common stock, or $            per share on an annualized basis. Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by distributing all of the cash distributions received from Yieldco LLC each quarter in the form of a quarterly dividend rather than retaining it. See "Cash Dividend Policy."

              Upon the consummation of this offering, (i) holders of our Class A common stock will collectively own 100% of the economic interests in us and hold        % of the voting power in us; (ii) Yieldco Inc. will become the sole managing member of Yieldco LLC, hold approximately        % of Yieldco LLC's outstanding membership units and be entitled to        % of the cash distributions from Yieldco LLC; and (iii) Yieldco LLC will be obligated to distribute to its unit holders all of the cash available for distribution that is generated each quarter, less reserves for the prudent conduct of our

business. NRG will hold        % of Yieldco LLC's outstanding membership units, be entitled to        % of the cash distributions from Yieldco LLC and hold        % of the voting power in us.

About NRG

              NRG Energy, Inc. is a Fortune 300 and S&P 500 Index company with dual headquarters in Princeton, NJ and Houston, TX, and significant management presence in the East, Gulf Coast, and West regions of the United States. Following the completion of its merger with GenOn Energy Inc. (the "GenOn Merger") in December 2012, NRG became the nation's largest competitive power generator with approximately 47,000 MW of fossil fuel, nuclear, solar and wind capacity at almost 100 generating facilities located in 18 states, enough to supply electricity to nearly 40 million homes. In addition, NRG provides retail electricity and energy services directly to more than two million customers.

              NRG is at the forefront of changing how people think about and use energy and is a pioneer in developing cleaner and smarter energy choices for its customers, whether as one of the largest solar power developers in the country, by building the first privately funded electric vehicle charging infrastructure or by giving customers the latest smart energy solutions to better manage their energy use. With these investments, NRG is working to help the United States transition to a clean energy economy.

Purpose of Yieldco

              Through this offering, NRG and Yieldco intend to create enhanced value for holders of our Class A common stock by seeking to achieve the following objectives:

    •
    Highlight the value inherent in our contracted conventional and renewable generation and thermal infrastructure assets by separating them from other NRG non-contracted assets.

    •
    Create a pure-play public issuer with superior operating, financial and tax characteristics that will appeal to dividend growth-oriented investors seeking exposure to the contracted power sector.

    •
    Gain access to an alternative investor base with a more competitive source of equity capital that would help accelerate our long-term growth and acquisition strategy and optimize our capital structure.

Current Operations

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes one natural gas-fired facility, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 964 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 15 years as of December 31, 2012. Two of these facilities, El Segundo and CVSR, are in the final stages of construction with expected COD dates of August and October 2013, respectively. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Our forecasted net MW and cash available for distribution for the twelve months ending March 31, 2015, which reflects the first full twelve months of operation of our portfolio including the two electric generation facilities currently under construction, are as follows:

(1)
Excludes the 1,098 net MWt of steam and chilled water generating capacity.

              Our annual forecasted cash available for distribution for the twelve months ending March 31, 2013 through the twelve months ending March 31, 2015 based on our current assets are as follows:

Cash Available for Distribution(1)

(1)
Excludes approximately $7 million in management services payment to NRG under the MSA.

(2)
Includes six months of actual and six months of forecasted results.

              See "Cash Dividend Policy" for additional information regarding our forecasted net MW and cash available for distribution through the twelve months ending March 31, 2014 and 2015, and the related forecast assumptions and risks.

Our Growth Strategy

              We intend to utilize the significant experience of our management team to take advantage of what we believe are favorable industry and market dynamics as we execute our growth strategy. In addition to the opportunities to increase our cash available for distribution upon the COD of the El Segundo and CVSR facilities, we expect to have the opportunity to increase our cash available for distribution and dividend per share by acquiring additional assets from NRG, including those available to us under the ROFO Agreement, and to pursue additional acquisition opportunities that are complementary to our business from persons other than NRG. This ROFO Agreement will provide us with the right of first offer to acquire the NRG ROFO Assets, as set forth in the following table, should NRG seek to sell any of these assets.

ROFO Assets	Fuel Type	Net Capacity (MW)(1)	Expected COD	Term/Offtaker
Remaining NRG CVSR Interest	Solar	128	2013	25 year/PG&E
NRG's Ivanpah Solar Interest (49.95%)(2)	Solar	193	2013	20-25 year/PG&E and SCE
Marsh Landing	Natural Gas	760	2013	10 year/PG&E
NRG Agua Caliente Interest (51%)(3)	Solar	148	2014	25 year/PG&E

Total		1,229

(1)
Represents the maximum, or rated, electricity generating capacity of the facility in MW multiplied by NRG's percentage ownership interest in the facility as of the date of this prospectus.

(2)
Remaining 50.05% of Ivanpah is owned by NRG, Google Inc. and BrightSource Energy, Inc.

(3)
Remaining 49% of Agua Caliente is owned by MidAmerican Energy Holdings Inc.

              NRG will not, however, be required to accept any offer we make to acquire any ROFO Asset, and may elect not to sell these assets or, following the completion of good faith negotiations with us and subject to certain exceptions, may choose to sell such assets to a third party.

              NRG has informed us of its intention for Yieldco Inc. to serve as its primary vehicle for owning, operating and acquiring contracted renewable and conventional generation and thermal infrastructure assets. NRG will assist us in the pursuit of such acquisitions by presenting us with such opportunities and allocating resources as defined in the Management Services Agreement. In general, we do not expect to acquire assets that are in development or early stages of construction, and expect NRG to continue to pursue these opportunities for its own account. Under the Management Services Agreement, NRG is not prohibited from acquiring or operating renewable and conventional generation and thermal infrastructure assets that are contracted. See "Risk Factor—Risks Related to Our Relationship with NRG".

              NRG has also informed us that it intends to continue to pursue the development and construction of its currently-owned brownfield sites, where applicable, into electric generation assets and once completed it may decide to offer them for sale to us.

Our Operations

              The following table provides an overview of our assets:

			Capacity		Offtake agreements
Assets	Location	COD(1)	Rated MW(2)	Net MW(3)	Contracted Volume(4)	Counterparty	Counterparty Credit Rating(5)	Expiration
Conventional
El Segundo	California	August 2013	550	550	100%	Southern California Edison	BBB+/A3/A-	2023

			550	550

Utility Scale Solar
Blythe	California	December 2009	21	21	100%	Southern California Edison	BBB+/A3/A-	2029
Roadrunner	New Mexico	August 2011	20	20	100%	El Paso Electric	BBB/Baa2/NR	2031
Avenal	California	August 2011	45	23	100%	Pacific Gas & Electric	BBB/A3/BBB+	2031
Avra Valley	Arizona	December 2012	25	25	100%	Tucson Electric Power	BB+/Baa3/BBB-	2032
Alpine	California	January 2013	66	66	100%	Pacific Gas & Electric	BBB/A3/BBB+	2033
Borrego	California	February 2013	26	26	100%	San Diego Gas and Electric	A/A2/A-	2038
CVSR	California	October 2013	250	122	100%	Pacific Gas & Electric	BBB/A3/BBB+	2038

			453	303

Distributed Solar
AZ DG Solar Projects	Arizona	December 2010-January 2013	5	5	100%	Various public entities		2025-2033
PFMG DG Solar Projects	California	October 2012-December 2012	9	5	100%	Various public entities		2032

			14	10

Wind
South Trent Wind Farm	Texas	January 2009	101	101	100%	AEP Energy Partners	BBB/NR/BBB(6)	2029

			101	101

Total Conventional, Solar and Wind			1,118	964
Thermal Energy
Minneapolis	Minnesota	1993(7)	334	334	100%	Approx. 100 steam customers; long-term contracts
			141	141		Approx. 50 chilled water customers; long-term contracts
San Francisco	California	1995(7)	133	133	100%	Approx. 175 steam customers; regulated rates
			87	87		Approx. 25 steam customers; long-term contracts/regulated rates
Pittsburgh	Pennsylvania	1995(7)	46	46	100%	Approx. 25 chilled water customers; long-term contracts/regulated rates
San Diego	California	1997(7)	26	26	100%	Approx. 20 chilled water customers; long-term contracts
Dover	Delaware	2000(7)	22	22	100%	Kraft Foods Inc. and Procter & Gamble Company; three-year contracts
Harrisburg	Pennsylvania	2000(7)	129	129	100%	Approx. 140 steam customers; regulated rates
			8	8		3 chilled water customers; long-term contracts
Phoenix	Arizona	2010(7)	134	134	100%	Approx. 30 chilled water customers; long-term contracts
Princeton	New Jersey	2012	21	21	100%	Princeton HealthCare System; long-term contract
			17	17		Princeton HealthCare System; long-term contract

Total Steam			726	726
Total Chilled Water			372	372

Total Thermal Energy			1,098	1,098

Thermal Generation
Paxton	Pennsylvania	2000(7)	12	12		Power sold into PJM markets
Princeton	New Jersey	2012	5	5		Excess power sold into local grid
Dover	Delaware	2013	106	106		Power sold into PJM markets

Total Thermal Generation			123	123

(1)
Represents date of actual or anticipated commencement of commercial operations, as applicable, unless otherwise indicated.

(2)
For conventional, solar, wind and thermal generation, rated capacity represents the maximum generating capacity of a facility. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus. For thermal energy, rated capacity represents MWt for steam or chilled water.

(3)
Net capacity represents the maximum, or rated, generating capacity of the facility multiplied by our percentage ownership interest in the facility as of the date of this prospectus.

(4)
Represents the percentage of a facility's total estimated average annual capacity contracted under offtake agreement or other agreements.

(5)
Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services ("S&P")/Moody's Investors Service Inc. ("Moody's")/Fitch Ratings Ltd. ("Fitch") as of the date of this prospectus.

(6)
Reflects the issuer credit ratings for American Electric Power Company, Inc., as guarantor of the related PPA.

(7)
Represents year NRG acquired 100% ownership of these assets.

              Our assets and operations are organized into the following four segments. See "Business—Our Operations" for additional information regarding our assets:

              Conventional Operations:    Our conventional operations consist of the 550 net MW El Segundo fast-start combined-cycle natural gas-fired generation facility, which is being constructed on the brownfield site adjacent to the existing NRG El Segundo facility in Los Angeles County, California. El Segundo's construction was approximately 84% complete as of December 31, 2012, and we anticipate we will reach COD in August 2013. NRG has already made all required capital contributions to the El Segundo project and all remaining construction costs will be funded with draws under the project's existing committed credit facility. El Segundo will sell all the energy and capacity it generates and ancillary products and services to Southern California Edison ("SCE") under a 10-year tolling agreement.

              Utility Scale Solar Operations:    Our seven utility-scale solar generation assets generate electricity though the use of photovoltaic panels, with each facility equal to or exceeding 20 MW and collectively totaling 303 net MW of capacity. These facilities are located in Arizona, California and New Mexico, all states with attractive solar resources. Each of these facilities has long-term offtake agreements with credit-worthy counterparties, consisting primarily of investment grade regulated electric utilities, with a weighted average remaining contract life of over 22 years as of December 31, 2012. In addition, all of these facilities have secured long-term debt financing, with the exception of Borrego, for which we expect to close a related debt financing in the first quarter of 2013. Six of these facilities, Blythe, Avenal, Roadrunner, Alpine, Borrego and Avra Valley, representing a total of 203 rated MW, are currently in operation and generating cash flows. Our utility-scale solar generation facilities also include a 48.95% ownership interest in CVSR, a 250 rated MW solar generation facility under construction in California. CVSR began construction of its four phases in September 2011. As of December 31, 2012, three of its phases totaling 127 rated MW had achieved COD and were generating electricity under CVSR's two 25-year PPAs with Pacific Gas & Electric Company ("PG&E"). We anticipate CVSR's final phase will reach COD in October 2013. CVSR's project-level financing includes a $1.2 billion construction and permanent financing facility guaranteed by the U.S. Department of Energy ("DOE"), as described in "Business—Our Operations—CVSR—Project-Level Financing." We intend to utilize draws under CVSR's DOE committed construction facility and to use approximately $40 million of proceeds from this offering to fund our required capital contributions to pay our portion of CVSR's remaining construction costs. We expect the asset will be fully financed following completion of this offering. The remaining 51.05% ownership interest in CVSR is held by NRG and is subject to the ROFO Agreement should NRG seek to sell its remaining interest.

              Distributed Solar Operations:    Our distributed solar generation facilities, which we generally define as facilities of less than 20 MW in operating capacity, each generate electricity through the use of photovoltaic panels. Our customers for these facilities are located in California and Arizona and primarily include governmental offtakers which are predominately of investment grade quality with offtake terms ranging from 15 to 20 years. Our distributed solar generation facilities are deployed either on the customer's roof, parking facilities (as a canopy) or as ground mounted (open space) installations. We intend to finance the acquisition of future distributed solar generation facilities through proceeds from new equity offerings, the use of cash on hand or through various project financing structures or "portfolios." Our distributed solar assets include two portfolios—a 100% membership interest in various facilities in Arizona (collectively, the "AZ DG Solar Projects") and a 51% membership interest in various facilities in California (collectively, the "PFMG DG Solar Projects"). Each of the AZ DG Solar Projects and the PFMG DG Solar Projects consists of multiple sites with an aggregate 5 net MW.

              Wind Operations:    Our wind operations are comprised of the 101 MW South Trent wind farm located near Sweetwater, Texas. It consists of 44 Siemens 2.3 MW wind turbines capable, at rated capacity, of powering approximately 80,000 homes. Our South Trent generation asset has a 20-year PPA with AEP Energy Partners, Inc., a subsidiary of American Electric Power Company, Inc. NRG acquired South Trent in June 2010 and financed the acquisition through a long-term non-recourse term loan which we will retain. See "Business—Our Operations-Wind-South Trent-Project-Level Financing" for additional information regarding this term loan.

              Thermal Operations:    Our thermal operations are comprised of district energy systems and combined heat and power plants (collectively, "Energy Centers") that utilize an energy-efficient, environmentally sound method of heating and cooling buildings. These Energy Centers produce steam, hot water and/or chilled water and in some instances, electricity at a central plant. The steam or water is then piped underground to individual buildings within a specific area for heating, cooling or industrial use. We have eight Energy Centers located in Arizona, California, Delaware, Minnesota, New Jersey and Pennsylvania totaling approximately 1,098 net MWt in capacity. We also operate five power generation and/or thermal facilities on behalf of customers under long term operating agreements. Our thermal contracts are long-term, typically 20 years at initiation, and have negotiated rates and/or have rates that are regulated by the applicable state public utility commission. We have over 550 steam and chilled water customers, with no one customer expected to account for more than 10% of our estimated 2013 thermal revenue. Electricity produced by the 123 net MW of our thermal generation assets is either sold to customers under contracts or to the local power grid. A majority of our projected gross margins from our thermal generation assets for the twelve months ending March 31, 2014 and 2015 are attributable to expected payments for electric capacity resources sold through the reliability pricing model ("RPM") auctions administered by PJM Interconnection, L.L.C. ("PJM"). One of our thermal generation assets, the Dover Energy Center ("Dover"), which consists of two combustion turbines and a coal-fired steam turbine with an aggregate net capacity of 106 MW, is currently in the process of converting the facility's coal-fired turbine to supply steam to the existing steam turbine in a combined cycle mode, thus using natural gas as its primary fuel instead of coal. We estimate this construction project, which is being funded with NRG Thermal's cash on hand, was approximately 55% complete as of December 31, 2012 and expect construction to be completed in June 2013 with no change in the facility's net capacity.

Industry Overview

The U.S. Electric Power Industry

              The electric power industry is one of the largest industries in the United States, with an estimated end-user market of approximately $373 billion in electricity sales in 2011 based on information published by the Edison Electric Institute ("EEI").

    Growth of Natural Gas and Renewable Generation Resources

              Recently, industry participants in the United States have increasingly transitioned to building natural gas-fired and renewable generation resources in response to more stringent environmental regulations, expectations for the continued relative abundance of low cost natural gas and supportive federal and state incentives and policy initiatives. EEI estimates that 21.8 gigawatts of new generation capacity was added in the United States in 2011. Natural gas-fired and renewables generation assets were the two largest contributors of the capacity growth within the U.S. power generation industry, contributing 47.2% and 38.5%, respectively. According to EEI, solar generation represented the fastest growing segment with respect to capacity additions within the U.S. power generation industry from 2007 to 2011. In 2006, capacity additions of solar generation accounted for approximately 1 MW. In 2011, such additions accounted for approximately 942 MW. In its "Annual Energy Outlook 2012," the U.S. Energy Information Administration ("EIA") of the DOE forecasts in its reference case that 60% and 29% of all new electric generation capacity constructed in the U.S. between 2011 and 2035 will be comprised of natural gas-fired generation and renewable generation capacity, respectively.

              We believe that over time continued growth in renewable and natural gas-fired generation in the United States will be driven by the following factors:

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  Natural gas-fired and renewable generation resources are increasingly becoming the generation sources of choice. Over the last five years, natural gas production and estimates for natural gas reserves have increased substantially in the U.S., fueled by new drilling technologies that have provided producers access to shale deposits on a cost effective basis. Recently, the American Gas Association reported that at current rates of production the assessed volume of proven reserves and estimated undiscovered resources point to approximately 100 years of U.S. natural gas supplies. Such abundance of low-cost natural gas in North America presents a unique opportunity to replace aging electric generation facilities using a domestic fuel source that is cost effective and has a low environmental impact. According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching. In addition, advancements in renewable generation technologies over the last decade continue to enhance renewable generation's competitiveness, as a complement to natural gas-fired generation, and provide a cost competitive solution to generate electricity while satisfying more stringent environmental standards. According to McKinsey & Company, the cost of solar photovoltaic modules has decreased from more than $4 per watt-peak in 2008 to just under $1 per watt-peak by January 2012. In addition, according to the DOE, wind turbine prices have decreased as much as 33% or more since late 2008. These price reductions have enhanced the cost competitiveness of renewable generation as an increasingly cost-competitive source of electricity production. In addition, technological advancements such as advanced trackers, taller towers and thinner blades have improved the capacity factors and the output efficiency of these generation resources.

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  Aging power plants face economic and regulatory challenges. The average age of the coal fleet in the United States is over 35 years, weighted by MW. Many smaller, older, and less efficient coal-fired plants are increasingly facing regulatory pressures to undertake significant capital expenditures to comply with environmental regulations. These regulatory pressures, coupled with low natural gas prices, are accelerating the retirement of coal-fired generation plants as they become less competitive as compared to other types of generation, including natural gas and renewables. According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016. Additionally, a number of nuclear facilities in the United States face difficult license renewals, or are planned for decommissioning.

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  New nuclear projects delayed or halted. Following the Fukushima Dai-ichi nuclear disaster in Japan and in light of on-going uncertainties over waste disposal, public concern over new nuclear construction has increased. In addition, we believe tightening safety criteria and procedures will increase costs to build and operate nuclear facilities. These issues, coupled with the current low natural gas price environment, have delayed or halted most new nuclear development activities in the United States. According to the Nuclear Energy Institute,

    future additions will remain modest for the next decade and will most likely come from life extensions of existing nuclear plants, uprates of existing nuclear reactors and a small number of new builds. As of September 2012, there were only three nuclear generation facilities under construction in the United States, all of which involve the construction of additional units on existing nuclear-fired generation sites.

    We believe that the retirement of these types of facilities and the delays of new nuclear projects combined with the increasingly cost-competitive alternatives of natural gas-fired and renewable generation assets, will create opportunities to grow our portfolio of contracted generation assets in the future.

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  Government incentives for Renewables. U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives include accelerated tax depreciation and 50% bonus depreciation for eligible renewable generation facilities, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of both solar and wind energy generation facilities. The federal government provides an uncapped investment tax credit ("Federal ITC"), that allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar power facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017. Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Twenty-nine states have adopted RPS that requires regulated retail electric utilities to procure a specified percentage of total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar generation facilities, by a specified date. We have and expect to continue to avail ourselves of these government incentives which we believe improve and enhance our cash returns.

    Continued Acquisition Opportunities for Natural Gas and Renewable Generation Assets

              We believe there will continue to be acquisition opportunities for natural gas-fired generation and renewable energy in the United States. According to EIA's Electric Power Annual 2010 report, there were approximately 1,139 gigawatts of nameplate capacity in the United States. Also, according to SNL Financial LC, from 2007 to 2011, unregulated generation assets representing 116 gigawatts of generation capacity have been bought or sold on terms that are publicly disclosed, of which approximately 25 gigawatts were contracted, generating assets. Many of these transactions involved financial sponsors as acquirers and/or contracted assets under development or construction that have been sold by independent project developers during the same period. A significant number of these contracted assets possess characteristics that are attractive to us, such as long-term offtake contracts with credit-worthy counterparties, natural gas-fired and renewable energy generation capabilities and favorable tax profiles. We expect assets with similar attributes to be available in the future as potential acquisition targets to us as most financial sponsors have investment funds with relatively short lives and independent project developers, in particular smaller developers, seek sources of capital to construct their project or monetize their existing investment given their lack of expertise in operating electric generation assets.

The U.S. Thermal Power Industry

              District energy systems produce steam, hot water and/or chilled water at a central plant and then pipe that thermal energy out through an underground dedicated piping network to heat or cool buildings in a given area. District energy systems can reduce energy costs and greenhouse gas emissions, while freeing up valuable space in customer buildings by centralizing production equipment and, through economies of scale and equipment management, optimizing the use of fuels, power and resources.

              In North America, district energy systems are typically located in dense urban settings in the central business districts of larger cities, on university or college campuses, on hospital or research campuses and on military bases and airports. District energy systems typically serve "clusters" of buildings, which are sometimes commonly owned, as in the case of a private or public university campus or hospital. The number of customer buildings served by a typical district energy system may range from as few as three or four in the early stages of new system development to over 1,000 buildings in the largest district energy systems.

              The district energy space is tracked by the growth of new customer buildings and the square footage from reporting systems on an annual basis. Based on information provided by International District Energy Association ("IDEA") members, since 1990 over 518 million square feet of new customer space has been committed or connected to district energy systems, averaging approximately 24.7 million square feet per year.

Our Business Strategy

              Our primary business strategy is to increase the cash dividends that we intend to pay to holders of our Class A common stock over time while ensuring the ongoing stability of our business. Our plan for executing this strategy includes the following key components:

              Focus on contracted renewable energy and conventional generation and thermal infrastructure assets.    We intend to focus on owning and operating renewable energy and natural gas-fired generation, thermal and other infrastructure assets with proven technologies, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe by focusing on this core asset class and leveraging our industry knowledge, we will maximize our strategic opportunities, be a leader in operational efficiency and maximize our overall financial performance.

              Capitalizing on embedded growth opportunities associated with our existing assets.    We are completing construction of El Segundo, a 550 net MW combined cycle natural gas-fired generation facility located in the center of Los Angeles' load pocket that is subject to a 10-year tolling agreement with SCE, and CVSR, our 122 net MW utility-scale photovoltaic solar generation facility located in San Luis Obispo County, California, that is subject to two 25-year PPAs with PG&E. As of December 31, 2012, El Segundo's construction was approximately 84% complete and was on schedule to reach COD in August 2013. As of December 30, 2012, three phases of CVSR totaling 127 rated MW had been completed and were generating electricity, with the final phase, representing an additional 123 rated MW, on schedule to reach COD in October 2013. Upon completion, we expect El Segundo and CVSR to substantially increase the cash available for distribution to our stockholders. See "Risk Factors—Risks Related to our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Growing our business through acquisitions.    We believe that our base of operations and relationship with NRG provide a platform in the power generation and thermal sectors for strategic growth through cash accretive and tax advantaged acquisitions complementary to our existing portfolio. NRG has granted us a right of first offer to acquire the NRG ROFO Assets that it may elect to sell within the five years following the completion of this offering. In addition, we expect to have significant opportunities to acquire other generation assets developed and constructed by NRG in the future as well as generation and thermal infrastructure assets from third parties where we believe our knowledge of the market, operating expertise and access to capital provides us with a competitive advantage.

              Focus on the United States.    We intend to focus our investments in the United States. We believe that industry fundamentals in the United States present us with significant opportunity to acquire renewable, natural gas-fired generation and thermal infrastructure assets, without creating exposure to currency and sovereign risk. By focusing our efforts in the United States, we believe we will best leverage our regional knowledge of power markets, industry relationships and skill sets to maximize value for our stockholders.

              Maintain sound financial practices to grow our dividend.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure, to enable us to increase our dividend over time and serve the long-term interests of our stockholders. Our financial practices will include our risk and credit policy focused on transacting with credit-worthy counterparties; our financing policy focused on financing existing assets and future acquisitions with the appropriate mix of equity and long-term debt to minimize interest rate and refinancing risks, ensure stable long-term dividends and maximize value; and our dividend policy, which is based on distributing all or substantially all of our cash available for distribution each quarter. See "Cash Dividend Policy."

Our Competitive Strengths

              We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

              Stable, high quality cash flows with attractive tax profile.    Our facilities have a highly stable, predictable cash flow profile consisting of predominantly long-life electric generation assets that sell electricity under long-term fixed priced contracts or pursuant to regulated rates with credit-worthy counterparties. Additionally, our facilities have minimal fuel risk. For our conventional asset, fuel is provided by the toll counterparty. Renewable facilities have no fuel costs, and most of our thermal infrastructure assets have contractual or regulatory tariff mechanisms for fuel cost recovery. The offtake agreements for our conventional and renewable generation facilities have a weighted-average remaining duration of approximately 15 years based on net capacity under contract, providing long-term cash flow stability. Our generation offtake agreements for rated counterparties for whom credit ratings are available have a weighted-average Moody's rating of A3 based on rated capacity under contract. Based on our current portfolio of assets, we do not expect to pay significant federal income tax for a period of approximately ten years. All of our assets are in the United States and accordingly we have no currency or repatriation risks. See "Risk Factors—Tax Risks—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income" and "Risk Factors—Tax Risks—Our ability to use NOLs to offset future income may be limited."

              High quality, long-lived assets with low operating and capital requirements.    We benefit from a portfolio of relatively newly constructed assets, with all of our conventional and renewable assets either having achieved COD within the past four years or in the late stages of construction. Our assets are comprised of proven and reliable technologies, provided by leading original equipment manufacturers ("OEMs") such as Siemens AG, SunPower Corporation ("SunPower") and First Solar Inc. ("First Solar"). Given the modern nature of our portfolio, which includes a substantial number of relatively low operating and maintenance cost solar generation assets, we expect to achieve high fleet availability and expend modest maintenance-related capital expenditures. Additionally, with the support of services provided by NRG, we expect to continue to implement the same rigorous preventative operating and management practices that NRG uses across its fleet of assets. In 2011, NRG achieved top decile plant operating performance for its entire fleet, based on applicable Occupational Safety and Health Administration ("OSHA") standards. We estimate our solar portfolio has a weighted average remaining expected life (based on rated MW) of approximately 29 years.

              Significant scale and diversity.    We are the owner and operator of a large and diverse portfolio of contracted electric generation and thermal infrastructure assets. Our 964 net MW contracted generation portfolio, consisting of nine assets (two of which are in advanced stages of construction) and two distributed solar generation portfolios, benefits from significant diversification in terms of technology, fuel type, counterparty and geography. Our thermal business consists of eight Energy Centers and has over 550 steam and chilled water customers. We expect that our conventional and renewable generation and thermal infrastructure assets will contribute 29%, 48% and 23%, respectively, of cash available for distribution for the twelve month period ending March 31, 2015. We believe our scale and access to best practices across our fleet improves our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics. Furthermore, our diversification reduces our operating risk profile and our reliance on any single market.

              Our Relationship with NRG.    We believe our relationship with NRG, including NRG's expressed intention to maintain a controlling interest in us, provides us with significant benefits, including management and operational expertise, and future growth opportunities. Our executive officers have considerable experience in owning and operating, as well as developing, acquiring and integrating, generation and thermal infrastructure assets, with on average over 15 years in the energy sector:

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    NRG Management and Operational Expertise. We have access to the significant resources of NRG, the largest competitive power generator in the United States, to support the operational, finance, legal, regulatory and environmental aspects, and growth strategy of our business. As such, we believe we avail ourselves of best-in-class resources, including management and operational expertise.

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    NRG Asset Development and Acquisition Track Record. Over the last five years, excluding assets acquired in the GenOn Merger, NRG has constructed, is constructing or has acquired eight conventional assets totaling 2,420 MW, nine utility scale solar assets totaling 1,113 MW, four wind assets totaling 451 MW and 40 MW of distributed solar facilities (some of which are nearing the final stages of construction as described in this prospectus). In addition, NRG acquired the 134 MWt Phoenix Energy Center and recently constructed the 38 MWt Princeton Energy Center. NRG's growth is supported by considerable development and strategic teams, including over 71 professionals focused on the development and acquisition of renewable generation assets, as well as approximately 6,000 MW of conventional and other renewable projects under development as of December 31, 2012.

              As discussed below in "—Our Agreements with NRG—ROFO Agreement," we have entered into an agreement with NRG that provides us with the right of first offer on four assets that if acquired would add approximately 1,229 MW of net capacity to our portfolio and significantly grow our cash available for distribution. We also expect to have the opportunity to acquire additional assets NRG develops or acquires in the future.

              Environmentally well-positioned portfolio of assets.    On a net capacity basis, our portfolio of electric generation assets consists of 414 net MW of renewable generation capacity that are non-emitting sources of power generation. Our conventional asset consists of the El Segundo combined cycle natural gas-fired generation facility. We do not anticipate having to expend any significant capital expenditures in the foreseeable future to comply with current environmental regulations applicable to our generation assets. Taken as a whole, we believe our strategy will be a net beneficiary of current and potential environmental legislation and regulatory requirements that may serve as a catalyst for capacity retirements and improve market opportunities for environmentally well-positioned assets like ours once our current offtake agreements expire.

              Thermal infrastructure business has high entry costs.    Significant capital has been invested to construct our thermal infrastructure assets, serving as a barrier to entry in the markets in which such assets operate. As of September 30, 2012, our thermal gross property plant and equipment was approximately $330 million. Our district energy centers are located in urban city areas, with our chilled water and steam delivery systems located underground. Constructing underground delivery systems in urban areas requires long lead times for permitting, rights of way and inspections and is costly. By contrast our incremental cost to add new customers in existing markets is relatively low.

              Once we have established an Energy Center, we believe we have the ability to retain customers over long periods of time and to compete effectively for additional business against stand-alone on-site heating and cooling generation facilities. Installation of stand-alone equipment can require significant modification to a building as well as significant space for equipment and funding for capital expenditures. Our system technologies often provide economies of scale in terms of fuel procurement, ability to switch between multiple types of fuel to generate thermal energy, and fuel conversion efficiency. Our top ten thermal customers, which make up over 20% of our estimated revenue for the twelve months ended December 31, 2012, have had a relationship with us for on average over 20 years. We believe that the significant capital investment, long lead times for construction and expertise required to operate thermal assets constitute significant costs for new competitors. As a result of these high entry costs, in most of the urban areas in which we operate, we are the only third party provider of thermal energy.

Our Agreements with NRG

              The following agreements will be entered into subsequent to negotiations between affiliated parties and, consequently, may not be as favorable to us as they might have been if we had negotiated them with an unaffiliated third party. For a more comprehensive discussion of the agreements that we have entered into with NRG and certain of its affiliates, please see "Certain Relationships and Related Party Transactions." For a discussion of the risks related to our relationship with NRG, please read "Risk Factors—Risks Related to Our Relationship with NRG."

              Management Services Agreement.    Upon consummation of this offering, we will enter into the Management Services Agreement with NRG, as manager (the "Manager"), and certain of its affiliates under which NRG will provide or arrange for the provision of operation, management and administrative services to us and our subsidiaries. Pursuant to the Management Services Agreement, we will pay quarterly a base management fee equal to approximately $1 million to the Manager. The base management fee will be subject to an inflation based adjustment annually beginning on January 1, 2014 at an inflation factor based on the year-over-year U.S. consumer price index ("CPI"). It will also be subject to adjustments following the consummation of future acquisitions (in an amount equal to 0.05% of the enterprise value of the acquired assets as of the acquisition closing date) and as a result of a change in the scope of services provided under the Management Services Agreement. See "Certain Relationships and Related Party Transactions—Management Services Agreement." In addition, many of our assets have entered into operations and administrative agreements with affiliates of NRG for their operating and administrative needs, which will remain in effect after the consummation of this offering and which are described in "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements."

              ROFO Agreement.    NRG has agreed to grant us a right of first offer on any proposed sale transfer or other disposition of any of the NRG ROFO Assets for a period of five years following the completion of this offering. Under the terms of the ROFO Agreement, NRG has agreed to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of an NRG ROFO Asset for which we have exercised our right of first offer. NRG will not, however, be required to accept any offer we make, and may elect not to sell those assets or, following the completion of good faith negotiations with us and subject to certain exceptions, may choose to sell the assets to a third party. See "—Certain Relationships and Related Transactions—Right of First Offer."

Organizational Structure

              Yieldco Inc. is a Delaware corporation formed on December 20, 2012 by NRG to own and operate a portfolio of power generation assets and thermal infrastructure assets that have historically been owned and/or operated by NRG and its subsidiaries.

              Prior to the closing of this offering, NRG will contribute, or cause a subsidiary to contribute, the following assets to Yieldco LLC in exchange for Yieldco LLC Class A units and Yieldco LLC will contribute such assets to Yieldco Operating LLC (collectively, the "Asset Transfer"):

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    100% of NRG's interest in El Segundo, a "Conventional" asset as further described in the table set forth in "—Our Operations";

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    100% of NRG's interest in each of the following utility-scale solar generation facilities: (i) the 66 rated MW facility located in Los Angeles County, California ("Alpine"), (ii) the 25 rated MW Avra Valley Solar facility located in Pima County, Arizona ("Avra Valley"), (iii) the 21 rated MW Blythe Solar facility located in Riverside County, California ("Blythe"); (iv) the 26 rated MW Borrego Solar facility located in San Diego County, California ("Borrego"); and (v) the 20 rated MW Roadrunner Solar facility located in Dona Ana County, New Mexico ("Roadrunner");

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    99.9% of NRG's interest in the solar generation facilities comprising of Avenal, which constitutes a 50/50 joint venture partnership with Eurus Energy America ("Eurus") and which consists of Avenal Park (6 rated MW), Sun City (20 rated MW) and Sand Drag (19 rated MW) (collectively, "Avenal");

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    48.95% of NRG's interest in CVSR (and collectively with Alpine, Avra Valley, Blythe, Borrego, Roadrunner and Avenal, each a "Utility Scale Solar" facility as further described in the table set forth in "—Our Operations");

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    100% of NRG's interest in each of (i) the 5 rated MW solar generation systems for public entities in Arizona (the "AZ DG Solar Projects") and (ii) the 9 rated MW distributed solar generation assets which constitute a 51/49 joint venture partnership with PsomasFMG, LLC in Orange County, California (the "PFMG DG Solar Projects"), each a "Distributed Solar" asset as further described in the table set forth in "—Our Operations";

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    100% of NRG's interest in the 101 rated MW South Trent Wind Farm located in Nolan and Taylor Counties in Sweetwater, Texas ("South Trent"); as further described as "Wind" assets in the table set forth in "—Our Operations";

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    100% of NRG's interest in the eight district energy businesses located in Minneapolis, MN, San Francisco, CA, Harrisburg, PA, Phoenix, AZ, Pittsburgh, PA, San Diego, CA, Dover, DE and Princeton, NJ as further described as "Thermal Energy" assets in the table set forth in "—Our Operations";

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    100% of NRG's interest in two businesses which provide services under operating and maintenance contracts for facilities in Minneapolis, MN and Smyrna, DE; and

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    100% of NRG's interest in the three thermal power generation facilities located in Harrisburg, PA, Dover, DE and Princeton, NJ, as further described as "Thermal Generation" assets in the table set forth in "—Our Operations."

              After consummation of the Asset Transfer and prior to the closing of this offering:

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    we will amend Yieldco Inc.'s certificate of incorporation to provide for both Class A common stock and Class B common stock of common stock, at which time NRG's interest in Yieldco Inc. will be converted into Class B common stock; and

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    we will amend Yieldco LLC's operating agreement to provide for Class A units and Class B units and to make Yieldco Inc. the sole managing member of Yieldco LLC.

              Concurrently with the closing of this offering, based on an initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus:

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    we will issue            shares of our Class A common stock to the purchasers in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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    we will use approximately $             million of the net proceeds from this offering to purchase newly issued Class A units of Yieldco LLC, representing        % of Yieldco LLC's outstanding membership units;

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    Yieldco LLC will use such net proceeds for general corporate purposes and to fund approximately $40 million of our required capital contributions to pay for our portion of CVSR's construction costs;

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    we will use approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds of this offering to acquire Class A units of Yieldco LLC (which will be reclassified from Yieldco LLC Class B units in connection with such acquisition), representing approximately        % (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yieldco LLC's outstanding membership units, from NRG;

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    Yieldco Operating LLC intends to enter into a new $             million revolving credit facility which will remain undrawn at the closing of this offering; and

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    we will enter into the Management Services Agreement with NRG, pursuant to which, among other things, (i) NRG will provide certain operational services to us in support of our operations and various centralized corporate services; and (ii) the parties will agree to certain indemnification obligations.

              NRG's existing membership units in Yieldco LLC will be reclassified as "Class B units" and will represent        % (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yieldco LLC's outstanding membership units immediately following this offering. In addition, we will issue to NRG a number of shares of our Class B common stock equal to the number of Class B units of Yieldco LLC held by NRG immediately following this offering in exchange for the payment by NRG of the aggregate par value of such shares. Each share of Class B common stock will entitle NRG to one vote on matters to be voted on by our stockholders generally. For more information regarding the terms of our common stock, see "Description of Capital Stock."

              Immediately following the closing of this offering:

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    Yieldco Inc. will be a holding company and our sole material asset will be the Class A units of Yieldco LLC;

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    Yieldco Inc. will be appointed as the sole managing member of Yieldco LLC and will control the business and affairs of Yieldco LLC and its subsidiaries;

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    Yieldco Inc. will hold                        Class A units of Yieldco LLC representing approximately         % of Yieldco LLC's total outstanding membership units (or                        and        %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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    NRG will own                        Class B units of Yieldco LLC representing approximately        % of Yieldco LLC's total outstanding membership units (or                        and        %,

    respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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    NRG, through its ownership of our Class B common stock, will have        % of the combined voting power of all of our common stock and, through its ownership of Class B units of Yieldco LLC, will hold approximately        % of the economic interest in our business (or        % of the combined voting power of our common stock and a        % economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

    •
    the purchasers in this offering will own                        shares of our Class A common stock, representing         % of the combined voting power of all of our common stock and, through our ownership of Class A units of Yieldco LLC, approximately        % of the economic interest in our business (or        % of the combined voting power of our common stock and a        % economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

              We collectively refer to the aforementioned transactions described in this "—Organizational Structure" section (including the Asset Transfer) as the "Organizational Structure."

              NRG may exchange its Class B units in Yieldco LLC for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. When NRG exchanges a Class B unit of Yieldco LLC for a share of our Class A common stock: (i) we will issue NRG a share of our Class A common stock in exchange for the Class B units; (ii) the Class B unit so exchanged will convert into a Class A unit; and (iii) we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit issued to us. See "Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yieldco LLC—Exchange Agreement."

              The following table sets forth our ownership structure after giving effect to this offering:

(1)
Consists of 100% of the membership interests in Natural Gas Repowering LLC ("Natural Gas Repowering"). Natural Gas Repowering owns 100% of NRG West Holdings LLC's membership interests, which is the direct parent of El Segundo Energy Center LLC and NRG West Procurement Company LLC.

(2)
NRG will retain the remaining 0.05% membership interest in Avenal Solar Holdings LLC ("Avenal Holdings"). The remaining 50% interest in the joint venture will be retained by Eurus. Avenal Holdings owns Sun City Project LLC, Sand Drag LLC and Avenal Park LLC.

(3)
Consists of a 48.95% membership interest in NRG Solar CVSR Holdings LLC ("CVSR Holdings"). NRG will retain the remaining 51.05% membership interest in CVSR Holdings, which constitutes an NRG ROFO Asset. CVSR Holdings is the direct parent of High Plains Ranch II, LLC.

(4)
Consists of 100% membership interests in (i) NRG Solar Borrego I LLC, (ii) PESD Energy, LLC, (iii) Wildcat Energy LLC, (iv) Longhorn Energy LLC, (v) Vail Energy, LLC, (vi) SCWFD Energy, LLC, (vii) FUSD Energy, LLC, (viii) NRG Solar Blythe LLC, (ix) NRG Alta Vista LLC, (x) NRG Solar Avra Valley LLC, (xi) El Mirage Energy, LLC, (xii) Monster Energy, LLC, (xiii) Continental Energy LLC, (xiv) NRG Solar Roadrunner Holdings LLC, (xv) NRG Solar Alpine LLC and (xvi) NRG Solar Apple LLC, and their direct and indirect subsidiaries.

(5)
Consists of 100% of the membership interests in NRG South Trent Holdings LLC, South Trent Wind LLC's direct parent company.

(6)
Consists of 100% of the membership interests in (i) NRG Energy Center Princeton LLC, (ii) NRG Energy Center, San Diego LLC, (iii) NRG Energy Center Minneapolis LLC, (iv) NRG Energy Center Pittsburgh LLC, (v) NRG Energy Center Dover, LLC, (vi) NRG Energy Center San Francisco LLC, (vii) NRG Energy Center Smyrna LLC, (viii) NRG Energy Center Harrisburg LLC, (ix) NRG Harrisburg Cooling LLC, (x) NRG Energy Center Paxton LLC, (xi) NRG Energy Center HCEC, (xii) NRG Energy Center Phoenix LLC, (xiii) NRG Energy Center Tucson LLC and (xiv) NRG Thermal LLC.

Material Tax Considerations

              If we make distributions from current or accumulated earnings and profits, as computed for federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary income for federal income tax purposes. Under current law, such dividends would be eligible for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If our distributions exceed our current and accumulated earnings and profits as computed for federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a holder's basis in our Class A common stock and will result in a reduction of such basis. To the extent such excess exceeds a stockholder's basis in our Class A common stock, such excess will be taxed as capital gain. A "return of capital" represents a return of a stockholder's original investment in our shares. Upon the sale of our Class A common stock, a holder of such common stock generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the stockholder and the stockholder's federal income tax basis in our Class A common stock sold, as adjusted to reflect prior distributions that are treated as return of capital. See "Risk Factors—Tax Risks—Distributions to our holders of our Class A common stock may be taxable as dividends." Based on our current portfolio of assets that we expect will benefit from an accelerated depreciation schedule, we expect to generate net operating losses ("NOLs") and NOL carryforwards that we can utilize to offset future taxable income. As such, we do not expect to pay significant federal income taxes for a period of approximately ten years. While we expect that a portion of our distribution to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a stockholder's basis in our Class A common stock, no assurance can be given that this will occur.

Risks Associated with our Business

              We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled "Risk Factors," before investing in our Class A common stock. Risks related to our business include, among others:

    •
    our ability to replace expiring offtake agreements with agreements on similar terms;

    •
    our ability to meet our performance expectations for newly constructed power generation facilities;

    •
    our significant level of indebtedness, including the possibility that related financial covenants may decrease our cash available for distribution;

    •
    our ability to operate our plants efficiently and manage capital expenditures;

    •
    our ability to address additional costs or delays in the construction and operation of new plants;

    •
    our ability to respond to unexpected operational or mechanical failures;

    •
    failures or delays in the operation of interconnection or transmission facilities; and

    •
    our ability to maintain growth while distributing all or substantially all of our cash available for distribution.

Corporate Information

              Our principal executive offices are located at NRG Yieldco, Inc., 211 Carnegie Center, Princeton, New Jersey. Our telephone number is                        . Our website will be located at http:www.                        . We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

JOBS Act

              As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

              An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

    •
    not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act");

    •
    reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

    •
    exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

              We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

              We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Shares of Class A common stock offered by us	shares of our Class A common stock.
Shares of Class A common stock outstanding after this offering	shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock outstanding after this offering	shares of our Class B common stock (or shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class A units and Class B units of Yieldco LLC outstanding after this offering

                 Class A units of Yieldco LLC and                Class B units of Yieldco LLC (or                Class A units and                Class B units of Yieldco LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Option to purchase additional shares of our Class A common stock

We have granted the underwriters an option to purchase up to an additional                shares of our Class A common stock from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Use of proceeds

We are offering the Class A common stock to be sold in this offering. Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, we expect to receive approximately $                million of net proceeds from the sale of the Class A common stock offered based upon the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $                million.

We intend to use approximately $                million of the net proceeds from this offering to acquire newly issued Yieldco LLC Class A units, representing            % of Yieldco LLC's outstanding membership units, from Yieldco LLC. Yieldco LLC will use such net proceeds for general corporate purposes and to fund approximately $40 million of our required capital contributions to pay for our portion of CVSR's construction costs.

We intend to use approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds of this offering to acquire Yieldco LLC Class A units (which will be reclassified from Yieldco LLC Class B units in connection with such acquisition), representing approximately            % (or approximately            % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of Yieldco LLC's outstanding membership units, from NRG. See "Use of Proceeds."

Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by shareholders generally.

Each share of our Class B common stock will entitle its holder to one vote on all maters to be voted on by stockholders generally. Through its ownership of our Class B common stock, NRG will hold shares of our common stock having            % (or            % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of all of our common stock outstanding. As a result, for the foreseeable future following this offering, NRG will be able to exercise control over matters requiring the approval of our shareholders, including the election of our directors and the approval of significant corporate transactions.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to shareholders for their vote or approval, except as otherwise required by law. See "Description of Capital Stock."

Economic interest

Immediately following this offering, the purchasers in this offering will own in the aggregate a            % economic interest in our business through our ownership of Class A units of Yieldco LLC and NRG will own in aggregate a            % economic interest in our business through its ownership of Class B units of Yieldco LLC (or a            % economic interest and a            % economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Exchange and registration rights

Each Class B unit of Yieldco LLC will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications. When NRG exchanges a Class B unit of Yieldco LLC for a share of our common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit issued to us. See "Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yieldco LLC—Exchange Agreement."

Pursuant to a registration rights agreement that we will enter into with NRG, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units of Yieldco LLC upon request and cause that registration statement to be declared effective by the U.S. Securities and Exchange Commission ("SEC") as soon as practicable thereafter. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends

Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $                per share of Class A common stock ($                per share or an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption "Cash Dividend Policy."

We expect to pay a quarterly dividend on or about the 60th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on the last day of such fiscal quarter. With respect to our first dividend payable on                , 2013, we intend to pay a pro-rated dividend (calculated from the closing date of this offering through and including                , 2013) of $                per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in "Cash Dividend Policy—Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014 and March 31, 2015," that we will generate sufficient cash available for distribution to support our initial quarterly dividend of $                per share of Class A common stock ($                per share an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See "Cash Dividend Policy."

Material federal income tax consequences to non-U.S. holders

For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders."

Exchange listing	We intend to apply for the listing of our Class A common stock on the NYSE under the symbol " ."

              The number of shares of our Class A common stock to be outstanding after this offering is based on                shares of our Class A common stock and                shares of our Class B common stock to be outstanding immediately after this offering based on an initial public offering price of $                per share, the midpoint of the range set forth on the cover of this prospectus, and excludes (i) shares of our Class A common stock which may be issued upon the exercise of the underwriters' option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of Yieldco LLC that we would purchase from Yieldco LLC with the net proceeds therefrom; (ii) shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units of Yieldco LLC that will be outstanding immediately after this offering; and (iii)                 shares of our Class A common stock reserved for future issuance under our equity-based compensation plans.

              Except as otherwise indicated, all information in this prospectus also assumes:

    •
    we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the closing of this offering;

    •
    we will cause Yieldco LLC to amend and restate its operating agreement prior to the closing of this offering; and

    •
    an initial public offering price of $            per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

              The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2010 and 2011 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2011 and 2012 was derived from the unaudited combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods, and results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2010 and 2011 and as of and for the nine months ended September 30, 2011 and 2012 are intended to represent the financial results of NRG's contracted renewable energy and natural gas-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yieldco LLC as part of the Asset Transfer for those periods. The summary historical financial data is not necessarily indicative of results to be expected in future periods.

              The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statements of income data for the year ended December 31, 2011 and for the nine months ended September 30, 2012 give effect to the Organizational Structure (as described under "Summary—Organizational Structure") and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2011. The summary unaudited pro forma balance sheet data as of September 30, 2012 gives effect to the Organizational Structure and the use of the estimated net proceeds from this offering as if they had occurred on September 30, 2012. See "Unaudited Pro Forma Consolidated Financial Statements" for additional information. As described in "Summary—Organizational Structure," Yieldco Inc. will own approximately        % of Yieldco LLC's outstanding membership interests after consummation of the Organizational Structure.

              The following tables should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Certain Relationships and Related Party Transactions—Management Services Agreement." Our summary unaudited pro forma financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

              The financial statements of Yieldco Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Fiscal Year Ended December 31,				Pro Forma	Nine Months Ended September 30,				Pro Forma
	2010		2011		Year Ended December 31, 2011	2011		2012		Nine Months Ended September 30, 2012
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues		$143		$164	$		$126		$133	$
Operating Costs and Expenses
Cost of operations		97		104			79		80
Depreciation and amortization		16		22			16		18
General and administrative(1)		10		12			9		10

Total operating costs and expenses		123		138			104		108

Operating Income		20		26			22		25
Other Income/Expense
Equity in earnings of unconsolidated affiliates(2)		(1)		1			2		4
Other income		—		1			1		1
Interest expense		(11)		(18)			(13)		(25)

Total other expense		(12)		(16)			(10)		(20)

(Loss)/Income Before Income Taxes		8		10			12		5
Income tax expense		3		4			5		2

Net income		$5		$6	$		$7		$3	$

Less net income attributable to non controlling interest

Net income attributable to Yieldco. Inc.	$		$		$	$		$		$

Other Financial Data:
Adjusted EBITDA(3)		35		54			42		54
Capital expenditure		(65)		(372)			(214)		(422)
Cash Flow Data:
Net cash provided by (used in):
Operating activities		$42		$28			$46		$26
Investing activities		(184)		(464)			(255)		(415)
Financing activities		156		428			232		395
Balance Sheet Data (at period end):
Cash and cash equivalents		$32		$24			$55		$30
Property and equipment, net		526		863			772		1,342
Total assets		659		1,107			967		1,596
Total liabilities		530		668			551		907
Total equity		129		439			416		689

(1)
Includes approximately $5 million and $6 million of allocated costs and expenses for items that would be paid to NRG as Manager under the Management Services Agreement after consummation of this offering for the fiscal years ended December 31, 2010 and 2011, respectively. Also includes approximately $5 million of such costs and expenses for each of the nine months ended September 30, 2011 and 2012. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes" for a description of such costs and expenses.

(2)
Our unconsolidated affiliates include CVSR and Avenal.

(3)
Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income less equity in earnings of unconsolidated affiliates before net interest expense, income taxes and depreciation, amortization and accretion, as adjusted for contract amortization, pro-rata earnings before interest expense, depreciation, amortization and income taxes from our unconsolidated affiliates, mark-to-market gains or losses, asset write offs and impairments and factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•
securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•
it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

    Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

  •
  it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  it does not reflect changes in, or cash requirements for, working capital;

  •
  it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

  •
  it does not reflect payments made or future requirements for income taxes;

  •
  it adjusts for contract amortization, mark-to-market gains or losses, asset write offs, impairments and factors that we do not consider indicative of future performance;

  •
  although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

  Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

    The following table presents a reconciliation of Adjusted EBITDA to net income:

	Fiscal Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in millions)
Net income	$5	$6	$7	$3
Less equity in earnings of unconsolidated affiliates	1	(1)	(2)	(4)
Add:
Depreciation, amortization and accretion	16	22	16	18
Interest expense	11	18	13	25
Income tax expense	3	4	5	2
Contract amortization	—	1	1	1
Pro-rata EBITDA from unconsolidated affiliates(a)	(1)	4	2	9

Adjusted EBITDA	$35	$54	$42	$54

(a)
For a definition of Pro-rata EBITDA from unconsolidated affiliates, see "Cash Dividend Policy—Assumptions and Considerations—Pro-rata EBITDA from Unconsolidated Affiliates."

RISK FACTORS

              This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to our Business

Counterparties to our offtake agreements may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.

              A significant portion of the electric power we generate is sold under long-term offtake agreements with public utilities or industrial or commercial end-users, with a weighted average remaining duration of approximately 15 years (based on net capacity under contract). As of December 31, 2012, the largest customers of our power generation assets, including assets in which we have less than a 100% membership interest, were American Electric Power, PG&E and Tucson Electric Power which represented 39%, 33% and 10% respectively, of the net electric generation capacity of our facilities. Upon completion of our El Segundo and CVSR facilities, when all of our assets are online, the largest customers of our power generation facilities will be SCE, PG&E and American Electric Power, representing 59%, 22% and 11%, respectively, of the net electric generation capacity of our facilities.

              If, for any reason, any of the purchasers of power under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected. Furthermore, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance.

              The power generation industry is characterized by intense competition and our electric generation assets encounter competition from utilities, industrial companies and other independent power producers, in particular with respect to uncontracted output. In recent years, there has been increasing competition among generators for offtake agreements and this has contributed to a reduction in electricity prices in certain markets characterized by excess supply above designated reserve margins. In light of these market conditions, we may not be able to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders, customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we will be able to. Adoption of technology more advanced than ours could reduce our competitors' power production costs resulting in their having a lower cost structure than is achievable with the technologies we currently employ and adversely affect our ability to compete for offtake agreement renewals. If we are unable to replace an expiring or terminated offtake agreement, the affected facility may temporarily or permanently cease operations. External events, such as a severe economic downturn, could also impair the ability of some counterparties to our offtake agreements and other customer agreements to pay for energy and/or other products and services received.

              Finally, potential or existing Energy Center customers may opt for on-site systems in lieu of using our Energy Center, either due to corporate policies regarding the allocation of capital, unique situations where an on-site system might in fact prove more efficient, or because of previously committed capital in systems that are already on-site.

              Our inability to enter into new or replacement offtake agreements or to compete successfully against current and future competitors in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our facilities are newly constructed or are under construction and may not perform as we expect.

              CVSR (including the portion of CVSR that constitutes an NRG ROFO Asset), El Segundo and the Dover conversion are under construction, and our expectations of the operating performance of these facilities are based on assumptions and estimates made without the benefit of operating history. Additionally, the Avra Valley solar facility reached COD in December 2012. All of our conventional and renewable assets are either in their late stages of construction or have achieved COD within the past 5 years. Thus, our projections with respect to these facilities, and related estimates and assumptions, are based on limited or no operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume newly constructed facilities and facilities under construction perform to our expectation. However, the ability of these facilities to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures, and outages. The failure of these facilities to perform as we expect, could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

Pursuant to our cash dividend policy, we intend to distribute all or substantially all of our cash available for distribution to holders of our Class A common stock through a regular quarterly dividend, and our ability to grow and make acquisitions through cash on hand could be limited.

              As discussed in "Cash Dividend Policy," our dividend policy is to distribute all or substantially all of our cash available for distribution each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our new revolving credit facility, to fund our acquisitions and growth capital expenditures. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See "Cash Dividend Policy—General—Our Ability to Grow our Business and Dividend."

              We intend to cause Yieldco LLC to make regular quarterly cash distributions to its members in an amount equal to the cash available for distribution generated during a given quarter, less reserves for the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There will be no limitations in our amended and restated certificate of incorporation on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by Yieldco Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact the cash distributions we receive to distribute to holders of our Class A common stock.

We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all.

              Our business strategy includes growth through the acquisitions of additional generation assets (including through corporate acquisitions). This strategy depends on our ability to successfully identify and evaluate acquisition opportunities and consummate acquisitions on favorable terms. However, the number of acquisition opportunities is limited. In addition, we will compete with other companies for these limited acquisition opportunities, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock.

              Furthermore, our ability to acquire future renewable facilities may depend on the viability of renewable assets generally. These assets currently are largely contingent on public policy mechanisms including investment tax credits ("ITCs"), cash grants, loan guarantees, accelerated depreciation, RPS and carbon trading plans, as discussed in "Business—Government Incentives." These mechanisms have been implemented at the state and federal levels to support the development of renewable generation, demand-side and smart grid and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of our growth strategy and expansion into clean energy investments.

              Our ability to effectively consummate future acquisitions will also depend on our ability to arrange the required or desired financing for acquisitions. We may not have sufficient availability under our credit facilities or have access to project-level financing on commercially reasonably terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, utilization of our credit facilities or project-level financing for all or a portion of the purchase price of an acquisition could significantly increase our interest expense, impose additional or more restrictive covenants and reduce cash available for distribution to pay dividends. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant stockholder dilution and reduce our per share cash available for distribution if the acquisitions are not sufficiently accretive.

              Finally, the acquisition of companies and assets are subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis) and the ability to retain customers. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, our acquisitions may divert management's attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations or pay dividends. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry as well as impact our cash available for distribution.

              As of September 30, 2012, we had approximately $651 million of total indebtedness and $512 million of borrowing capacity available under various project-level financing arrangements. In addition, our share of our unconsolidated affiliates' total indebtedness and letters of credit outstanding as of September 30, 2012 totaled approximately $332 million and $10 million, respectively (calculated as our unconsolidated affiliates' total indebtedness as of such date multiplied by our percentage membership interest in such assets). We also would have had, after giving effect to this offering, $             million available for future borrowings under our new revolving credit facility as of such date. In addition, we had $57 million of letters of credit outstanding as well as approximately $13 million in letters of credit posted by NRG on our behalf related to CVSR and Borrego as of September 30, 2012 to support contracted obligations at our project-level entities. Approximately $624 million of our existing indebtedness is incurred at the project level. Our substantial debt could have important negative consequences on our financial condition, including:

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    increasing our vulnerability to general economic and industry conditions;

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    requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

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    limiting our ability to enter into or receive payments under long-term power sales or fuel purchases which require credit support;

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    limiting our ability to fund operations or future acquisitions;

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    restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

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    exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our new revolving credit facility, are at variable rates of interest;

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    limiting our ability to obtain additional financing for working capital including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

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    limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

              Our new revolving credit facility may contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent our paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

              The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries' ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. In addition, the project-level financing for our facilities under construction prohibits distributions until such facility reaches COD. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and, our failure to comply with those and other covenants could result in an event of default which, if not cured or waived may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock.

              Letter of credit facilities to support project-level contractual obligations generally need to be renewed after five to seven years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or replace them with letters of credit under different facilities on favorable terms or at all, we may experience a material adverse effect on our business, financial condition or results of operations and cash flows. Furthermore, such inability may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

              In addition, our ability to arrange financing, either at the corporate level or at a non-recourse project-level subsidiary, and the costs of such capital, are dependent on numerous factors, including:

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    general economic and capital market conditions;

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    credit availability from banks and other financial institutions;

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    investor confidence in us, our partners, NRG, as our principal stockholder (on a combined voting basis) and manager under the Management Services Agreement, and the regional wholesale power markets;

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    our financial performance and the financial performance of our subsidiaries;

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    our level of indebtedness and compliance with covenants in debt agreements;

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    maintenance of acceptable project credit ratings or credit quality;

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    cash flow; and

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    provisions of tax and securities laws that may impact raising capital.

              We may not be successful in obtaining additional capital for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The generation of electric energy from solar and wind energy sources depends heavily on suitable meteorological conditions. If solar or wind conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

              The electricity produced and revenues generated by a solar electric or wind energy generation facility is highly dependent on suitable solar or wind conditions, as applicable, and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In addition, replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our renewable assets and our ability to achieve forecasted revenues and cash flows.

              We base our investment decisions with respect to each renewable generation facility on the findings of related wind and solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site, particularly wind conditions, may not conform to the findings of these studies and therefore, our solar and wind energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

Operation of electric generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

              The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer MWh or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

              Our inability to operate our electric generation assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

              Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured (which may include a significant judgment against any facility or facility operator) could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities.

              As of the date of this prospectus, CVSR and El Segundo were under construction. In addition, we intend to complete a repowering of our Dover thermal facility. Our failure to complete these facilities in a timely manner, or at all, would have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay dividends. The construction and modification of power generation facilities involves many risks including:

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    the inability to receive DOE loan guarantees, funding or cash grants;

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    delays in obtaining, or the inability to obtain, necessary permits and licenses;

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    delays and increased costs related to the interconnection of new generation facilities to the transmission system;

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    the inability to acquire or maintain land use and access rights;

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    the failure to receive contracted third-party services;

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    interruptions to dispatch at our facilities;

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    supply interruptions;

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    work stoppages;

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    labor disputes;

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    weather interferences;

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    unforeseen engineering, environmental and geological problems;

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    unanticipated cost overruns in excess of budgeted contingencies; and

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    failure of contracting parties to perform under contracts, including EPC contractors.

              Any of these risks could cause our financial returns on these investments to be lower than expected or otherwise delay the timely completion of such facilities or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could result in lost revenues, increased expenses, higher maintenance costs and penalties. Any such delay could also jeopardize our ability to pay our regular quarterly cash dividend. See "Cash Dividend Policy—Assumptions and Considerations—General Considerations."

              In the event these facilities do not achieve commercial operation by their expected dates, they may be subject to increased construction costs associated with the continuing accrual of interest on their construction loans, which customarily mature at the start of commercial operations and converts to a term loan. A delay in the completion of construction of these facilities may trigger negative consequences under the related offtake agreements, including penalty provisions for a delay in achieving COD or in situations of extreme delay or termination. Insurance is maintained to protect against these risks, warranties are generally obtained for limited periods relating to the construction of each facility and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover increased expenses. As a result, these facilities may cost more than projected and may be unable to fund principal and interest payments under their construction financing obligations, if any. A default under such a financing obligation could result in losing our interest in the related power generation facility.

              Furthermore, where we have a relationship with a third party to complete construction of these facilities, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such facility, while we could remain obligated on other agreements associated with the facility, including offtake agreements.

              If we are unable to complete the construction of these facilities, we may not be able to recover our related investment. Furthermore, if these construction projects are not completed according to specification, we may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced net income or cash flows.

Maintenance, expansion and refurbishment of electric generation facilities involve significant risks that could result in unplanned power outages or reduced output.

              Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities' generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related offtake agreements may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

              If we make any major modifications to our conventional power generation facility, we may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act (the "CAA") in the future. Any such modifications could likely result in substantial additional capital expenditures. We may also choose to repower, refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such facilities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future fuel and power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our thermal generation assets operate, wholly or partially, without long-term power sale agreements.

              Our Dover and Paxton thermal generation assets have 118 net MW of generation capacity that have been sold through May 2016 in the annual Base Residual Auction ("BRA") under the PJM-administered RPM. Capacity revenue beginning in June 2016 is not yet determined. These facilities do not have offtake agreements for energy sales and sell energy through NRG Power Marketing, an NRG affiliate, into the bid-based auction market for energy administered by PJM based on economic dispatch of their units. If we are unable to sell available capacity from those facilities beginning in June 2016 through the BRA or one of the other RPM capacity auctions or we are unable to enter into a offtake agreement or otherwise sell unallocated or unsold capacity at favorable terms, there may be a material adverse effect on our business, financial condition, results of operations and cash flows.

A portion of the steam and chilled water produced by our thermal assets is sold at regulated rates and the profitability of these assets is dependent on regulatory rate approval.

              Approximately 395 net MWt of capacity from certain of our thermal assets is sold at rates approved by one or more federal or state regulatory commissions, including the Pennsylvania Public Utility Commission and the California Public Utility Commission. While such regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, the rates that we may charge with respect to this capacity are subject to authorization of the applicable regulatory authorities. There can be no assurance that such regulatory authorities will consider all of our costs to have been prudently incurred or that the regulatory process by which rates are determined will always result in rates that achieve full recovery of our costs or an adequate return on our capital investments. While our rates are generally regulated based on an analysis of our costs incurred in a base year, the rates we are allowed to charge may or may not match our costs at any given time. If our costs are not adequately recovered through rates, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Supplier concentration at certain of our facilities may expose us to significant financial credit or performance risks.

              We often rely on a single contracted supplier or a small number of suppliers for the provision of fuel, transportation of fuel, equipment, technology and/or other services required for the operation of certain of our facilities. In addition, certain of our suppliers provide long-term warranties with respect to the performance of their products or services. If any of these suppliers cannot perform under their agreements with us, or satisfy their related warranty obligations, we will need to utilize the marketplace to provide or repair these products and services. There can be no assurance that the marketplace can provide these products and services as, when and where required. We may not be able to enter into replacement agreements on favorable terms or at all. If we are unable to enter into replacement agreements to provide for fuel, equipment, technology and other required services, we would seek to purchase the related goods or services at market prices, exposing us to market price volatility and the risk that fuel and transportation may not be available during certain periods at any price. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which could have a material adverse effect on our business, financial condition, results of operations, credit support terms and cash flows.

              The failure of any supplier or customer to fulfill its contractual obligations to us could have a material adverse effect on our financial results. Consequently, the financial performance of our facilities is dependent on the credit quality of, and continued performance by, our suppliers and vendors.

We currently own, and in the future may acquire, certain assets in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

              We have limited control over the operation of Avenal and CVSR because we beneficially own 49.95% and 48.95%, respectively, of the membership interests in such assets. We may seek to acquire additional assets in which we own less than a majority of the related membership interests in the future. In these investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the membership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between our company and our stockholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers' business interests are inconsistent with our interests and those of our stockholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

              The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire NRG's interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

              Furthermore, certain of our facilities, including Alpine, Avra Valley, Blythe and Roadrunner, are operated by third-party operators, such as First Solar. To the extent that third-party operators do not fulfill their obligations to manage operations of the facilities or are not effective in doing so, the amount of cash available for distribution to holders of our Class A common stock may be adversely affected.

Our assets are exposed to risks inherent in our use of interest rate swaps and forward fuel purchase contracts and we may be exposed to additional risks in the future if we utilize other derivative instruments.

              We use interest rate swaps to manage interest rate risk. In addition, we use forward fuel purchase contracts to hedge our limited commodity exposure with respect to our district energy assets. If we elect to enter into such commodity hedges, the related asset could recognize financial losses on these arrangements as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. If actively quoted market prices and pricing information from external sources are not available, the valuation of these contracts would involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. If the values of these financial contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under a contract, it could harm our business, financial condition, results of operations and cash flows.

Our business is subject to restrictions resulting from environmental, health and safety laws and regulations.

              We are subject to various federal, state and local environmental and health and safety laws and regulations. In addition, we may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any property where there has been a release or threatened release of a hazardous regulated material as well as other affected properties, regardless of whether we knew of or caused the release. In addition to these costs, which are typically not limited by law or regulation and could exceed an affected property's value, we could be liable for certain other costs, including governmental fines and injuries to persons, property or natural resources. Further, some environmental laws provide for the creation of a lien on a contaminated site in favor of the government as security for damages and any costs the government incurs in connection with such contamination and associated clean-up. Although we generally require our operators to undertake to indemnify us for environmental liabilities they cause, the amount of such liabilities could exceed the financial ability of the operator to indemnify us. The presence of contamination or the failure to remediate contamination may adversely affect our ability to operate our business.

We do not own all of the land on which our power generation or thermal assets are located, which could result in disruption to our operations.

              We do not own all of the land on which our power generation or thermal assets are located and we are, therefore, subject to the possibility of less desirable terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. Although we have obtained rights to construct and operate these assets pursuant to related lease arrangements, our rights to conduct those activities are subject to certain exceptions, including the term of the lease arrangement. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, may adversely affect our ability to operate our generation and thermal infrastructure assets.

Our electric generation business will be subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

              Our electric generation business will be subject to extensive U.S. federal, state and local laws and regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines, and/or civil or criminal liability.

              Public utilities under the Federal Power Act (the "FPA") are required to obtain Federal Energy Regulatory Commission ("FERC") acceptance of their rate schedules for wholesale sales of electric energy, capacity and ancillary services. Except for generating facilities within the footprint of the Electric Reliability Council of Texas ("ERCOT"), which are regulated by the Public Utility Commission of Texas (the "PUCT"), all of the assets acquired in the Asset Transfer make wholesale sales of electric energy, capacity and ancillary services in interstate commerce and are public utilities for purposes of the FPA, unless otherwise exempt from such status (see below). The FERC's orders that grant such wholesale sellers market-based rate authority reserve the right to revoke or revise that authority if the FERC subsequently determines that the seller can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, public utilities are subject to FERC reporting requirements that impose administrative burdens and that, if violated, can expose the company to criminal and civil penalties or other risks.

              Our market-based sales will be subject to certain market behavior rules, and if any of our generating companies are deemed to have violated those rules, we will be subject to potential disgorgement of profits associated with the violation, penalties, suspension or revocation of market-based rate authority. If such generating companies were to lose their market-based rate authority, such companies would be required to obtain the FERC's acceptance of a cost-of-service rate schedule and could become subject to the significant accounting, record-keeping, and reporting requirements that are imposed on utilities with cost- based rate schedules. This could have a material adverse effect on the rates we are able to charge for power from our facilities.

              Most of our assets are operating as "Exempt Wholesale Generators," as defined under the Public Utility Holding Company Act of 2005 ("PUHCA"), or "Qualifying Facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and therefore are exempt from certain regulation under PUHCA. If a facility fails to maintain its status as an Exempt Wholesale Generator or a Qualifying Facility or there are legislative or regulatory changes revoking or limiting the exemptions to PUHCA, then we may be subject to significant accounting, record-keeping, access to books and records and reporting requirements and failure to comply with such requirements could result in the imposition of penalties and additional compliance obligations.

              Substantially all of our generation assets are also subject to the reliability standards of the North American Electric Reliability Corporation ("NERC"). If we fail to comply with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties and increased compliance obligations.

              We will also be affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations, and bidding rules that occur in the existing regional markets operated by Regional Transmission Organizations ("RTOs") or Independent System Operators ("ISOs"), such as PJM. The RTOs/ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps, and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have a material adverse effect on the profitability of our generation facilities acquired in the future that sell energy, capacity and ancillary products into the wholesale power markets.

              The regulatory environment for electric generation has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to re-regulate the markets or require divestiture of electric generation assets by asset owners or operators to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued, or delayed, our business prospects and financial results could be negatively impacted.

We are subject to environmental laws and regulations that impose extensive and increasingly stringent requirements on our operations, as well as potentially substantial liabilities arising out of environmental contamination.

              Our assets are subject to numerous and significant federal, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, presence and remediation of hazardous materials in soil and groundwater, both on and offsite; land use and zoning matters; and workers' health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events that could result in spills or emissions in excess of permitted levels and result in personal injury, penalties and property damage. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the assets being involved from time to time in administrative and judicial proceedings relating to such matters. We have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance.

              Environmental laws and regulations have generally become more stringent over time, and we expect this trend to continue. Significant costs may be incurred for capital expenditures under environmental programs to keep the assets compliant with such environmental laws and regulations. If it is not economical to make those expenditures, it may be necessary to retire or mothball facilities or restrict or modify our operations to comply with more stringent standards. These environmental requirements and liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              Our generation facilities that we acquired in the Asset Transfer or those that we otherwise acquire or construct and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities ability to generate, transmit, transport or distribute electricity or natural gas. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

              Furthermore, certain of our power generation thermal assets are located in active earthquake zones in California and Arizona, and certain of our project companies and suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, California and some of the locations where certain of our suppliers are located, from time to time, have experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us or our suppliers, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

              Any such terrorist acts, environmental repercussions or disruptions or natural disasters could result in a significant decrease in revenues or significant reconstruction or remediation costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government regulations providing incentives for renewable generation could change at any time and such changes may negatively impact our growth strategy.

              Our growth strategy depends in part on government policies that support renewable generation and enhance the economic viability of owning renewable electric generation assets. Renewable generation assets currently benefit from various federal, state and local governmental incentives such as ITCs, cash grants in lieu of ITCs, loan guarantees, RPS programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. For example, the U.S. Internal Revenue Code of 1986, as amended (the "Code") provides an ITC of 30% of the cost-basis of an eligible resource, including solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016.

              Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs, and/or difficulty obtaining financing. Furthermore, the American Recovery and Reinvestment Act of 2009 ("ARRA") included over $80 billion in incentives to encourage investment in the renewable energy sector, such as cash grants in lieu of ITCs, bonus depreciation and expansion of the DOE loan guarantee program. Although the ARRA expanded the DOE loan guarantee program, this program faces challenges and may not continue past the projects already financed. In addition, the cash grant in lieu of ITCs program only applies to facilities that commenced construction prior to December 31, 2011, which commencement date may be determined in accordance with the "5% safe harbor" if more than 5% of the total cost of the eligible property was paid or incurred by December 31, 2011.

              If we are unable to utilize various federal, state and local government incentives to acquire additional renewable assets in the future, or the terms of such incentives are revised in a manner that is less favorable to us, we may suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

A significant reduction or elimination of government subsidies under the 1603 Cash Grant Program may have a material adverse effect on our existing operations and may reduce our cash available for distribution.

              Certain of our solar facilities, including Avra Valley, Alpine, Borrego, CVSR and portions of the AZ DG Solar Projects, qualify for the ARRA section 1603 Cash Grant Program (the "1603 Cash Grant Program"), which provides a cash payment from the federal government in lieu of ITCs for eligible renewable generation sources for which construction commenced prior to December 31, 2011, which commencement date may be determined in accordance with the 5% safe harbor. We currently anticipate receiving grant proceeds under the 1603 Cash Grant Program after these facilities have reached COD (the "1603 Cash Grant Proceeds"). The amount of the 1603 Cash Grant Proceeds that we will receive will be based on applications that we will file with the U.S. Treasury after the facilities have reached COD. These applications will be reviewed by, and are subject to approval by, the U.S. Treasury. There is no guarantee that our applications will be accepted, in whole or in part, by the U.S. Treasury.

              The Budget Control Act of 2011 provided for budget sequestration (a mechanism that, in general, provides for automatic across-the-board spending reductions) in the instance where the U.S. Congress is unable to meet identified deficit target reductions. These reductions were slated to go into effect in January 2013 but the effective date was delayed until March 27, 2013 pursuant to the American Taxpayer Relief Act of 2012 ("ATRA"). In September 2012, the Office of Management and Budget released an initial report on the sequestration and its expected impacts on hundreds of federal activities. Among the programs listed in the sequestration report were grants awarded by the 1603 Cash Grant Program. In addition, the U.S. Treasury has said that it may reduce the amount of an applicants' cash grant award in cases where project costs exceed certain per watt cost benchmarks or in cases where project costs exceed certain percentage thresholds. The amount of 1603 Cash Grant Proceeds that we actually receive may differ materially from the amount expected and/or may be received at a later time frame than expected. If sequestration takes effect on March 2013 as discussed above, the result, as estimated by the U.S. Office of Management and Budget, could be a 7.6% reduction in available 1603 Cash Grant funds, which may reduce the amount of 1603 Cash Grant funds that we would otherwise have received.

              In addition, we have also secured a portion of our financing for Avra Valley and CVSR against expected future 1603 Cash Grant Proceeds at the project-level subsidiary. We will be required to use any 1603 Cash Grant Proceeds actually received for these facilities to repay the associated loans before making any distributions of cash from the applicable project-level subsidiaries to ourselves. If we do not receive the expected 1603 Cash Grant Proceeds for these facilities, the related financing will have to be repaid by other means before distributions from those project-level subsidiaries are available to be part of the quarterly dividend to holders of our Class A common stock. Furthermore, while CVSR received a DOE loan guarantee in 2011 to finance construction costs and provide long-term financing, we may be required to provide additional credit support for CVSR's financing facility in the event such guarantee is revoked or otherwise terminated.

              Our forecast of cash available for distribution contained in this prospectus assumes, among other things, that we will receive expected 1603 Cash Grant Proceeds. As a result, our actual performance may not achieve our forecasted performance if we do not receive the expected 1603 Cash Grant Proceeds. Reductions in or eliminations or expirations of, the 1603 Cash Grant Program or the U.S. Treasury's rejection of our application for cash grants may have a material adverse effect on our business, financial condition, results of operations and cash and may reduce our cash available for distribution.

We rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints within a number of our regions. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may either incur additional costs or forego revenues.

              We depend on electric interconnection and transmission facilities owned and operated by others to deliver the wholesale power we will sell from our electric generation assets to our customers. A failure or delay in the operation or development of these interconnection or transmission facilities or a significant increase in the cost of the development of such facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We cannot also predict whether interconnection and transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities' generation of electricity may be curtailed without compensation due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to capitalize fully on a particular facility's generating potential. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on transmission networks in certain of the markets in which we operate may occur and we may be deemed responsible for congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

Our costs, results of operations, financial condition and cash flows could be adversely impacted by the disruption of the fuel supplies necessary to generate power at our conventional and thermal power generation facilities.

              Delivery of fossil fuels to fuel our conventional and thermal generation facilities is dependent upon the infrastructure (including natural gas pipelines) available to serve each such generation facility as well as upon the continuing financial viability of contractual counterparties. As a result, we are subject to the risks of disruptions or curtailments in the production of power at these generation facilities if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure.

Risks Related to Our Relationship with NRG

NRG will be our controlling stockholder and will exercise substantial influence over Yieldco and we are highly dependent on NRG.

              NRG will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock is entitled to                        votes per share. As a result of its ownership of our Class B common stock, NRG will possess approximately        % (or approximately        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A and Class B common stock. NRG has also expressed its intention to maintain a controlling interest in us. As a result of this ownership, NRG will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, NRG will have the right to appoint all of our directors. NRG may cause corporate actions to be taken even if their interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See "Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions."

              Furthermore, we will depend on the management and administration services provided by or under the direction of NRG under the Management Services Agreement. NRG personnel and support staff that provide services to us under the Management Services Agreement are not required to, and we do not expect that they will, have as their primary responsibility the management and administration of Yieldco or to act exclusively for us and the Management Services Agreement does not require any specific individuals to be provided by NRG. Under the Management Services Agreement, NRG will have the discretion to determine which of its employees will perform assignments required to be provided to us under the Management Services Agreement. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement continues in perpetuity, until terminated in accordance with its terms.

              We will also depend upon NRG for the provision of management and administration services at all of our facilities. Any failure by NRG to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from NRG.

              Our ability to grow through acquisitions depends, in part, on NRG's ability to identify and present us with acquisition opportunities. NRG established Yieldco to hold and acquire a diversified suite of power generating assets in the United States. Although NRG has agreed to grant us a right of first offer with respect to certain power generation assets that NRG may elect to sell in the future (as described in "Certain Relationships and Related Party Transactions—Right of First Offer"), NRG is under no obligation to accept any related offer from us and such right of first offer is subject to certain exceptions. Furthermore, NRG has no obligation to source acquisition opportunities specifically for us. In addition, NRG has not agreed to commit to us any minimum level of dedicated resources for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from NRG, including:

    •
    the same professionals within NRG's organization that are involved in acquisitions that are suitable for us have responsibilities within NRG's broader asset management business, which may include sourcing acquisition opportunities for NRG. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us; and

    •
    in addition to structural limitations, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors including an assessment by NRG relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our then current operations and other factors. If NRG determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of another NRG affiliate.

              In making these determinations, NRG may be influenced by factors that result in a misalignment or conflict of interest. See "Risks Related to Our Business—We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all" for a description of risks associated with the identifying, evaluating and consummating acquisitions generally, including acquisitions of NRG ROFO Assets.

The departure of some or all of NRG's employees could prevent us from achieving our objectives.

              We will depend on the diligence, skill and business contacts of NRG's professionals and the information and opportunities they generate during the normal course of their activities. Furthermore, approximately 24% of NRG's employees at our generation plants (on an as adjusted basis to give effect to the Organizational Structure and entry into the Management Services Agreement as if such transactions occurred on September 30, 2012) were covered by collective bargaining agreements.

              Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with NRG, or otherwise successfully renegotiate their collective bargaining agreements when such agreements expire or otherwise terminate. NRG has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of NRG's professionals or a material portion of the NRG employees who work at any of our facilities for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement does not require NRG to maintain the employment of any of its professionals or to cause any particular professional to provide services to us or on our behalf.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Yieldco or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operation and cash flows.

              Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between Yieldco and holders of our Class A common stock, on the one hand, and NRG, on the other hand. Prior to the completion of this offering, we will enter into a Management Services Agreement with NRG. In accordance with the terms of this agreement, each of our executive officers will be a shared NRG executive and devote his or her time to both our company and NRG as needed to conduct the respective businesses. Although our directors and executive officers owe fiduciary duties to our stockholders, these shared NRG executives will have fiduciary and other duties to NRG, which duties may be inconsistent with the best interests of us and holders of our Class A common stock. In addition, NRG and its representatives, agents and affiliates will have access to our confidential information. Although some of these persons will be subject to confidentiality obligations pursuant to confidentiality agreements or implied duties of confidence, the Management Services Agreement does not contain general confidentiality provisions.

              Additionally, certain of our executive officers will continue to have economic interests in NRG and, accordingly, the benefit to NRG from a transaction between us and NRG will proportionately inure to their benefit as holders of economic interests in NRG. Following the completion of this offering, NRG will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by Yieldco, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Any material transaction between us and NRG (including the proposed acquisition of any NRG ROFO Asset) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance, Conflicts and Nominating Committee (as discussed in "Management—Committees of the Board of Directors—Corporate Governance, Conflicts and Nominating

Committee"). Those of our executive officers who will continue to have economic interests in NRG following the completion of this offering may be conflicted when advising our Corporate Governance, Conflicts and Nominating Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance, Conflicts and Nominating Committee's decision-making process and the absence of such strategic guidance could have a material adverse effect on the committee's ability evaluate any such transaction. Furthermore, the creation of our Corporate Governance, Conflicts and Nominating Committee and our related party transaction approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable or unwilling to terminate the Management Services Agreement.

              The Management Services Agreement provides that we may terminate the agreement upon 30 days prior written notice to NRG upon the occurrence of any of the following: (i) NRG defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to NRG; (ii) NRG engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) NRG is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of NRG. Furthermore, if we request an amendment to the scope of services provided by NRG under the Management Services Agreement and we are not able to agree with NRG as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we may terminate the agreement upon 30 day prior notice to NRG.

              We cannot terminate the agreement for any other reason, including if NRG experiences a change of control, and the agreement continues in perpetuity, until terminated in accordance with its terms. If NRG's performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If NRG terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement we may be unable to contract with a substitute service provider on similar terms, or at all.

              We rely on NRG to provide us with management services under the Management Services Agreement and have no independent executive or senior management personnel. The Management Services Agreement provides that NRG may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. If NRG terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of NRG's familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as NRG does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

The liability of NRG is limited under our arrangements with it and we have agreed to indemnify NRG against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

              Under the Management Services Agreement, NRG has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of NRG and its affiliates is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, in each case, except for liabilities arising from NRG's gross negligence. In addition, we have agreed to indemnify NRG to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NRG, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in NRG tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which NRG is a party may also give rise to legal claims for indemnification that are adverse to Yieldco and holders of our Class A common stock.

Risks Inherent in an Investment in Us

We may not be able to continue paying comparable or growing cash dividends to our holders of our Class A common stock in the future.

              The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

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    the level and timing of capital expenditures we make;

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    the completion of our ongoing construction activities on time and on budget (which include El Segundo, CVSR, and the Dover conversion);

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    the level of our operating and general and administrative expenses, including reimbursements to NRG for services provided to us in accordance with the Management Services Agreement;

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    seasonal variations in revenues generated by the business;

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    our debt service requirements and other liabilities;

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    fluctuations in our working capital needs;

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    our ability to borrow funds and access capital markets;

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    restrictions contained in our debt agreements (including our project-level financing and, if applicable, our new revolving credit facility); and

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    other business risks affecting our cash levels.

              As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock.

Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate the cash available for distribution to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. Our new revolving credit facility may also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

              While we do not expect Yieldco LLC's cash available for distribution to fluctuate from year to year, we do expect that such cash available will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See "Business—Seasonality." As result, we may cause Yieldco LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from Yieldco LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Yieldco LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with a respect to a quarter adversely affected by seasonality.

              Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read "Cash Dividend Policy."

The assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts.

              The forecasts presented elsewhere in this prospectus are based on our current portfolio of assets and were prepared using assumptions that our management believes are reasonable. See "Cash Dividend Policy—Assumptions and Considerations." These include assumptions regarding the future operating costs of our facilities, our facilities' future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, the completion of El Segundo and CVSR on schedule and on budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions about meteorological conditions and fuel supply (which are variable and difficult to predict) and availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

We are a holding company and our only material asset after completion of this offering will be our interest in Yieldco LLC, and we are accordingly dependent upon distributions from NRG Yieldco LLC and its subsidiaries to pay dividends and taxes and other expenses.

              Yieldco Inc. is a holding company and has no material assets other than its ownership of membership interests in Yieldco LLC, a holding company that will have no material assets other than its interest in Yieldco Operating LLC, whose sole material assets are the ones contributed to it by NRG in the Asset Transfer. Neither Yieldco Inc., nor Yieldco LLC nor Yieldco Operating LLC has any independent means of generating revenue. We intend to cause Yieldco Operating LLC's subsidiaries to make distributions to Yieldco Operating LLC and, in turn, make distributions to Yieldco LLC, and, in turn, to make distributions to Yieldco Inc. in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds, for a quarterly cash dividend to holders of our Class A common stock or otherwise, and Yieldco Operating LLC or Yieldco LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Yieldco Operating LLC's operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

              We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Market interest rates may have an effect on the value of our Class A common stock.

              One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield and, our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise, could result in selling pressure on, and a decrease in the market price of our Class A common stock as investors seek alternative investments with higher yield.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

              If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share, because the initial public offering price of $            is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis to give effect to the Organizational Structure. The as adjusted net tangible book value of our Class A common stock is $            per share. For additional information, see "Dilution."

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

              If we are deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), our business would be subject to applicable restrictions under the Investment Company Act, which could make it impracticable for us to continue our business as contemplated.

              We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

              Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of NRG, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of NRG's key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or NRG.

              Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a "controlled company," controlled by NRG, whose interest in our business may be different from ours or yours.

              After consummation of this offering, NRG will control approximately        % of our combined voting power and be able to elect all of our board of directors. As a result, we will be considered a "controlled company" for the purposes of the NYSE listing requirements. As a "controlled company," we will be permitted to, and we intend to, opt out of the NYSE listing requirements that would otherwise require a majority of the members of our board of directors to be independent and require that we either establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. The NYSE listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in "—Risks Related to Our Relationship with NRG," it is possible that the interests of NRG may in some circumstances conflict with our interests and the interests of holders of our Class A common stock.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

              Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

    •
    a prohibition on stockholder action through written consent;

    •
    a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

    •
    advance notice requirements for stockholder proposals and nominations; and

    •
    the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

              Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Structure and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See "Description of Capital Stock—Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws."

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

              We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation and bylaws, we will be authorized to issue                                    shares of Class A common stock,                                    shares of Class B common stock and                                    shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

              The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

Future sales of our common stock by NRG may cause the price of our Class A common stock to fall.

              The market price of our Class A common stock could decline as a result of sales by NRG of such shares (issuable to NRG upon the exchange of some or all of its Class B Yieldco LLC units) in the market, or the perception that these sales could occur. The market price of our Class A common stock may also decline as a result of NRG disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce NRG's ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

              NRG and certain of its affiliates have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Yieldco LLC's Class B units. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

We will incur increased costs as a result of being a publicly traded company.

              As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and NYSE, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an "emerging growth company" and may elect to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

              We are an "emerging growth company," as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2017. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

              Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Taxation

              In addition to reading the following risk factors, if you are a non-U.S. investor, please read "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of shares of our Class A common stock.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

              We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our current portfolio of assets, which include renewable assets that benefit from an accelerated tax depreciation schedule, and subject to potential tax audits, which may result in income, sales, use or other tax obligations, we do not expect to pay significant federal income tax for a period of approximately ten years. While we expect these losses will be available to us as a future benefit, in the event that they are not generated as expected, successfully challenged by the IRS (in a tax audit or otherwise) or subject to future limitations as discussed below, our ability to realize these benefits may be limited. A reduction in our expected NOLs, a limitation on our ability to use such losses or future tax audits, may result in a material increase in our estimated future income tax liability and may negatively impact our liquidity and financial condition.

Our ability to use NOLs to offset future income may be limited.

              Our ability to use NOLs generated in the future could be substantially limited if we were to experience an "ownership change" as defined under Section 382 of the Code. In general, an "ownership change" would occur if our "5-percent shareholders," as defined under Section 382 of the Code, collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change deferred tax assets equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs. The long-term tax-exempt rate for January 2013 is 2.84%. Future sales of our Class A common stock by NRG, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets

              Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

              It is difficult to predict whether we will generate earnings or profits as computed for federal income tax purposes in any given tax year. If we make distributions from current or accumulated earnings and profits as computed for federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for federal income tax purposes. Under current law, such dividends would be eligible for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a stockholder's basis in our Class A common stock, no assurance can be given that this will occur.

USE OF PROCEEDS

              We will receive net proceeds of approximately $            from our sale of shares of our Class A common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts of approximately $             million. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us will be approximately $             million.

              We intend to use approximately $             million of net proceeds from this offering, to purchase newly-issued Yieldco LLC Class A units from Yieldco LLC and approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of net proceeds from this offering to purchase Yieldco LLC Class A units (which will be reclassified from Yieldco LLC Class B units in connection with such acquisition) from NRG. Accordingly, we will not retain any net proceeds from this offering. See "Summary—Organizational Structure."

              We intend to cause Yieldco LLC to use approximately $40 million of the net proceeds to fund required capital contributions to pay for our portion of CVSR's construction costs. Yieldco LLC intends to use the remaining net proceeds for general corporate purposes.

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 CAPITALIZATION

              The following table sets forth our predecessor's cash and cash equivalents and consolidated capitalization as of September 30, 2012 on (i) a historical basis and (ii) an as adjusted basis to give effect to (A) the issuance and sale of                    shares of Class A common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus), (B) our receipt of $            in related cash proceeds after deducting underwriting discounts and estimated offering expenses, and (C) the application of the net proceeds as described under "Use of Proceeds."

              You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2012
(in millions)	Actual	As Adjusted
Cash and restricted cash:
Cash and cash equivalents	$30	$
Restricted cash	11

Total cash and restricted cash	41

Long-term debt:
New revolving credit facility	$—		$—
Affiliated debt	27
Project-level debt	624

Total long-term debt	651
Noncontrolling interest	—
Equity	689

Total equity	689

Total capitalization	$1,381	$

 DILUTION

              Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of September 30, 2012, after giving effect to the Asset Transfer, our net tangible book value would have been approximately $             billion, or $            per share of Class A common stock, assuming that NRG exchanged all of its Yieldco LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2012 after giving effect to the Asset Transfer	$
Decrease in as adjusted net tangible book value per share attributable to purchasers in this offering

Net tangible book value per share after giving effect to the Asset Transfer, the offering and the use of proceeds therefrom

Immediate dilution in net tangible book value per share to purchasers in the offering

              Because NRG does not currently own any Class A common stock or other economic interest in us, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that NRG exchanged its Yieldco LLC Class B units for newly-issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

              If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to the offering would be $            per share. This represents an increase in net tangible book value of $            per share to our existing stockholder and dilution in net tangible book value of $            per share to purchasers in this offering.

              If the initial public offering price were to increase or decrease by $1.00 per share of common stock, then dilution in net tangible book value per share of common stock would equal $            and $            , respectively.

              The following table sets forth, as of September 30, 2012, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by NRG and by purchasers of our Class A common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus), that NRG exchanged all of its Yieldco LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters' option to purchase additional shares of Class A common stock.

	Shares of Class A Common Stock			Total Consideration
	Number	Percent		Amount	Percent
NRG and affiliates(1)			%	$		%
Purchasers in the offering			%	$		%

(1)
The assets contributed by NRG in the Asset Transfer will be recorded at historical cost. The book value of the consideration to be provided by NRG in the Asset Transfer as of September 30, 2012 was approximately $689 million.

CASH DIVIDEND POLICY

              You should read the following discussion of our cash dividend policy in conjunction with "—Assumptions and Considerations" below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

              This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

              For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of December 31, 2010 and 2011 and for the fiscal years ended December 31, 2010 and 2011 and our unaudited historical combined financial statements as of September 30, 2012 and for the nine months ended September 30, 2011 and 2012 included elsewhere in this prospectus.

General

              We intend to pay a regular quarterly dividend to holders of our Class A common stock. Our quarterly dividend will initially be set at $            per share of our Class A common stock, or $            per share on an annualized basis, and the amount may be changed in the future without advance notice. We expect to pay a quarterly dividend on or about the 60th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on the last day of such fiscal quarter. With respect to our first dividend payable on                        , 2013 to holders of record on                        , 2013, assuming a closing date of                        , 2013, we intend to pay a pro-rated initial dividend of $            per share.

Rationale for Our Dividend

              We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Yieldco LLC as a result of our membership interest in Yieldco LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Yieldco LLC to make regular quarterly cash distributions to its members in an amount equal to the cash available for distribution generated during a given quarter, less reserves for the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

              Our cash dividend policy reflects a basic judgment that holders of our Class A common stock will be better served by distributing all of the cash distributions we receive from Yieldco LLC each quarter in the form of a quarterly dividend rather than retaining it. In addition, by having Yieldco LLC retain a portion of its cash generated from operations, we believe we will also provide better value to holders of our Class A common stock by maintaining the operating capacity of our assets and, in turn, dividend paying capacity.

              Yieldco LLC's cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, maintenance and outage schedules among other factors. Accordingly, during quarters in which it generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financings, receipt of 1603 Cash Grant Proceeds, all or any portion of the cash on hand or, if applicable, borrowings under our new revolving credit facility, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of Future Cash Available for Distribution

              We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that "cash available for distribution" each quarter will equal Adjusted EBITDA generated during the period plus cash distributions received from unconsolidated affiliates, less:

    •
    pro-rata EBITDA from unconsolidated affiliates;

    •
    cash interest paid;

    •
    income tax paid;

    •
    maintenance capital expenditures;

    •
    change in other assets;

    •
    principal payments on indebtedness in accordance with the related loan amortization schedules; and

    •
    reserves for future cash distributions by Yieldco LLC and, in turn, cash dividends to holders of our Class A common stock.

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

              There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

    •
    The amount of Yieldco LLC's quarterly cash available for distribution could be impacted by restrictions on cash distributions contained in our project-level financing arrangements, which require that our project-level subsidiaries comply with certain financial tests and covenants in order to make such cash distributions. We expect that similar restrictions will be contained in our new revolving credit facility. Should we or any of our project-level subsidiaries be unable to satisfy these covenants or if any of us are otherwise in default under such facilities, we may be unable to receive sufficient cash distributions to pay our stated quarterly cash dividends notwithstanding our stated cash dividend policy. See the "Project-Level Financing" descriptions contained in the "Business—Our Operations" section of this prospectus for a description of such restrictions.

    •
    As the sole managing member of Yieldco LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Yieldco LLC to establish, cash reserves for the prudent conduct of our business and for future cash dividends to holders of our Class A common stock, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements, fuel supply and transportation agreements and other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Yieldco LLC to increase reserves to account for the seasonality that has historically existed in our assets cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

    •
    Prior to Yieldco LLC making any cash distributions to its members, Yieldco LLC will reimburse the Manager and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the Management Services Agreement. Yieldco LLC's amended and restated operating agreement will not limit the amount of expenses for which the Manager and its affiliates may be reimbursed. The Management Services Agreement provides that NRG will determine in good faith the expenses that are allocable to us. Accordingly, the reimbursement of expenses and payment of fees, if any, to the Manager and its affiliates will reduce the amount of Yieldco LLC's cash available for distribution.

    •
    Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

    •
    out of its surplus, as defined in and computed in accordance with the DGCL; or

    •
    in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

    •
    We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

    •
    Yieldco LLC's cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Yieldco LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state corporation laws and other laws and regulations.

Our Ability to Grow our Business and Dividend

              We intend to grow our business primarily through the acquisition of contracted power assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

              We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally; our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for distribution for the payment of our stated quarterly dividend. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws, and we do not expect that there will be any limitations under our new revolving credit facility, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the cash available for distribution that we have to distribute to holders of our Class A common stock.

Unaudited Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012

              If we had completed the transactions contemplated in this prospectus on January 1, 2011, our unaudited cash available for distribution for the year ended December 31, 2011 would have been approximately $6 million, of which $       million would have been distributed to Yieldco Inc. If we had completed the transactions contemplated in this prospectus on October 1, 2011, our unaudited cash available for distribution for the twelve months ended September 30, 2012 would have been approximately $14 million, of which $       million would have been distributed to Yieldco Inc. In addition, our cash available for distribution after investing and funding activities was approximately $2 million and $7 million for the twelve months ended December 31, 2012 and September 30, 2012, respectively. While our financial results reflect debt borrowed and capital contributed to fund growth capital expenditures and equity investments in our unconsolidated affiliates, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the cash flows we typically expect to generate. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after consummation of this offering based on our initial quarterly dividend of $            per share of our Class A common stock per quarter (or $            per share on an annualized basis).

              Our calculation of unaudited cash available for distribution does not include incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $3 million per year. Such expenses are not reflected in our unaudited combined financial statements included elsewhere in this prospectus.

              Our unaudited combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our predecessor's historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

              The footnote to the table below provides additional information about the adjustments and should be read along with the table.

	Twelve Months Ended
(in millions)	December 31, 2011		September 30, 2012
Operating Revenues:
Total operating Revenues		$164		$171
Operating Costs and Expenses
Cost of operations		104		105
Depreciation and amortization		22		24
General and administration		12		13

Total operating costs and expenses		138		142

Operating Income		26		29
Other income/(expense)
Equity in earnings of unconsolidated affiliates		1		3
Other income		1		1
Interest expense		(18)		(30)

Total other expense		(16)		(26)
Income before income taxes		10		3
Income tax expense		4		1

Net Income		6		2
Less equity in earnings of unconsolidated affiliates		(1)		(3)
Add:
Depreciation and amortization		22		24
Interest expense		18		30
Income tax expense		4		1
Contract amortization		1		1
Pro-rata EBITDA from unconsolidated affiliates		4		11

Adjusted EBITDA		54		66
Less:
Pro-rata EBITDA from unconsolidated affiliates		(4)		(11)
Cash interest paid		(17)		(18)
Income tax paid		—		—
Maintenance capital expenditures		(7)		(5)
Principal amortization of indebtedness		(20)		(18)
Add:
Cash distribution from unconsolidated affiliates, net		—		—

Estimated cash available for distribution		6		14
Less:
Growth capital expenditures		(357)		(555)
Equity investment in unconsolidated affiliates		(88)		(79)
Add:
Capital contributed to fund growth capital expenditures		244		291
Net debt borrowed to fund growth capital expenditures(1)		197		336

Estimated cash available for distribution after investing and funding activities (Yieldco LLC)		$2		$7

Estimated cash available for distribution (Yieldco Inc. as % of Yieldco LLC)	$		$
Initial annual dividend per share (based on initial quarterly dividend rate of $ per share of our Class A common stock)
Annual dividends to holders of our Class A common stock
Excess (shortfall) of cash available for distribution over aggregated annualized quarterly distributions, calculated at the initial quarterly distribution of $ per unit

(1)
Includes affiliates debt and net of debt issuance costs

              The following table provides a reconciliation of net income to Adjusted EBITDA by our wholly-owned conventional, renewable and thermal assets and our assets that we account for using the equity method for the twelve months ended December 31, 2011 and September 30, 2012 (in millions):

	Twelve Months Ended December 31, 2011
	Wholly-owned
				Equity Method(1)
	Conventional	Renewable	Thermal		MSA/Tax	Total
Net income	$(1)	$3	$9	$1	$(6)	$6
Less equity in earnings of unconsolidated affiliates	—	—	—	(1)	—	(1)
Add:
Contract amortization	—	—	1	—	—	1
Pro-rata EBITDA from unconsolidated affiliates	—	—	—	4	—	4
Depreciation and amortization	—	8	14	—	—	22
Interest expense	—	9	9	—	—	18
Tax	—	—	—	—	4	4

Adjusted EBITDA	$(1)	$20	$33	$4	$(2)	$54

	Twelve Months Ended September 30, 2012
	Wholly-owned
				Equity Method(1)
	Conventional	Renewable	Thermal		MSA/Tax	Total
Net income	$(2)	$(6)	$10	$3	$(3)	$2
Less equity in earnings of unconsolidated affiliates	—	—	—	(3)	—	(3)
Add:
Contract amortization	—	—	1	—	—	1
Pro-rata EBITDA from unconsolidated affiliates	—	—	—	11	—	11
Depreciation and amortization	—	9	15	—	—	24
Interest expense	1	21	8	—	—	30
Tax	—	—	—	—	1	1

Adjusted EBITDA	$(1)	$24	$34	$11	$(2)	$66

(1)
Includes CVSR and Avenal.

Estimated Cash Available for Distribution for the Twelve Months Ending March 31, 2014 and March 31, 2015

              We forecast that our cash available for distribution during the twelve months ending March 31, 2014 and 2015 will be approximately $45 million and $83 million, respectively, of which we forecast $       million and $       million, respectively, will be distributed to Yieldco Inc. This amount would be sufficient to pay our initial quarterly dividend of $            per share on all outstanding shares of our Class A common stock immediately after consummation of this offering for each quarter in the twelve months ending March 31, 2014 and the twelve months ending March 31, 2015.

              We are providing this forecast to supplement our predecessor's combined historical financial statements in support of our belief that we will have sufficient cash available for distribution to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after consummation of this offering for each quarter in the twelve months ending September 30, 2013, at our

initial quarterly dividend of $            per share (or $            per share on an annualized basis). Please read "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies and Estimates" for information regarding the accounting policies we have followed for the forecast.

              Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2014 and the twelve months ending March 31, 2015. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under "—Assumptions and Considerations," are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in "Risk Factors." Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve months ending March 31, 2014 and 2015, calculated at the initial quarterly dividend rate of $            per share per quarter (or $            per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

              The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

              We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the consummation of this offering for each quarter in the twelve months ending March 31, 2014 and 2015 (based on our initial quarterly dividend rate of $            per share per quarter (or $            per share on an annualized basis)) should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

NRG Yieldco, Inc.
Estimated Cash Available for Distribution

	Twelve Months Ending
(in millions)	March 31, 2014		March 31, 2015
Operating Revenues:
Total operating Revenues		$324		$374
Operating Costs and Expenses
Cost of operations		135		151
Depreciation and amortization		74		84
General and administration		14		14

Total operating costs and expenses		223		249

Operating Income		101		125
Other income
Equity in earnings of unconsolidated affiliates		14		9
Other income		1		1
Interest expense		(52)		(61)

Total other expense		(37)		(51)
Income before income taxes		64		74
Income tax expense		26		30

Net Income		38		44
Less equity in earnings of unconsolidated affiliates		(14)		(9)
Add:
Depreciation and amortization		74		84
Interest expense		52		61
Income tax expense		26		30
Contract amortization		1		1
Pro-rata EBITDA from unconsolidated affiliates		33		47

Adjusted EBITDA		210		258
Less:
Pro-rata EBITDA from unconsolidated affiliates		(33)		(47)
Cash interest paid		(52)		(61)
Income tax paid		—		—
Maintenance capital expenditures		(11)		(16)
Change in other assets		(21)		(14)
Principal amortization of indebtedness		(49)		(61)
Add:
Cash distribution from unconsolidated affiliates		1		24

Estimated cash available for distribution		45		83
Less:
Growth capital expenditures		(112)		—
Equity investment in unconsolidated affiliates		(40)		—
Add:
Capital contributed to fund growth capital expenditures, net		9		—
Net debt borrowed and offering proceeds retained by us to fund growth capital expenditures and equity investments in unconsolidated affiliates		143		—

Estimated cash available for distribution after investing and funding activities (Yieldco LLC)		$45		$83

Estimated cash available for distribution (Yieldco Inc. as % of Yieldco LLC)	$		$
Initial annual dividend per share (based on initial quarterly dividend rate of $ per share of our Class A common stock)
Annual dividends to holders of our Class A common stock
Excess (shortfall) of cash available for distribution over aggregated annualized quarterly distributions, calculated at an initial quarterly distribution of $ per unit

              The following table provides a reconciliation of net income to Adjusted EBITDA by our wholly-owned conventional, renewable and thermal assets and our assets that we account for using the equity method for the twelve months ending March 31, 2014 and 2015 (in millions):

	Twelve Months Ending March 31, 2014
	Wholly-owned
				Equity Method(1)
	Conventional	Renewable	Thermal		MSA	Total
Net income	$25	$8	$24	$14	$(33)	$38
Less equity in earnings of unconsolidated affiliates	—	—	—	(14)	—	(14)
Add:
Contract amortization	—	—	1	—	—	1
Pro-rata EBITDA from unconsolidated affiliates	—	—	—	33	—	33
Depreciation and amortization	28	31	15	—	—	74
Interest expense	17	27	8	—	—	52
Tax	—	—	—	—	26	26

Adjusted EBITDA	$70	$66	$48	$33	$(7)	$210

	Twelve Months Ending March 31, 2015
	Wholly-owned
				Equity Method(1)
	Conventional	Renewable	Thermal		MSA	Total
Net income	$39	$9	$24	$9	$(37)	$44
Less equity in earnings of unconsolidated affiliates	—	—	—	(9)	—	(9)
Add:
Contract amortization	—	—	1	—	—	1
Pro-rata EBITDA from unconsolidated affiliates	—	—	—	47	—	47
Depreciation and amortization	37	32	15	—	—	84
Interest expense	27	26	8	—	—	61
Tax	—	—	—	—	30	30

Adjusted EBITDA	$103	$67	$48	$47	$(7)	$258

(1)
Includes CVSR and Avenal.

Assumptions and Considerations

              Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for the twelve months ending March 31, 2014 and March 31, 2015. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

              The following table presents the forecasted Adjusted EBITDA and cash available for distribution for the twelve months ending March 31, 2014 and March 31, 2015 (in millions):

	Twelve Months Ending
	March 31, 2014		March 31, 2015
	Adjusted EBITDA	Estimated Cash Available for Distribution	Adjusted EBITDA	Estimated Cash Available for Distribution
Conventional	$70	$10	$103	$26
Renewables	66	18	67	19
Thermal	48	23	48	21
Equity Method Assets	33	1	47	24
Less: Management Services Agreement	(7)	(7)	(7)	(7)

Total	$210	$45	$258	$83

General Considerations

  •
  The forecast assumes that on                        , 2013, we will raise net proceeds of $             million in this offering through the issuance of                        of our shares of our Class A common stock at a price of $            per share (these proceeds and share amounts are based on the midpoint of the range set forth on the cover of this prospectus). We have also assumed that immediately following the consummation of this offering, Yieldco LLC will have                        Class A units and                        Class B units outstanding and that            of such Class A units will be held by Yieldco Inc. The forecast also assumes that the proceeds of this offering will be used as described in "Use of Proceeds" elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading "Summary—Organizational Structure" will have been consummated (other than the exercise by the underwriters of their option to purchase additional shares).

  •
  The historical period for the twelve months ended September 30, 2012 includes the results for our renewable assets, Avenal, Blythe, Roadrunner, AZ DG Solar Projects and South Trent, and our thermal infrastructure assets. All of these assets were operational for the full twelve months ended September 30, 2012, except for our Princeton Energy Center, which achieved COD in the first quarter of 2012. These results also do not include the expansion of our Phoenix thermal facility. Please see "Business—Our Operations—Thermal" for additional information regarding our thermal operations.

  •
  We account for CVSR and Avenal under the equity method for both the historical and forecasted periods, as applicable. Equity in earnings of unconsolidated affiliates reflects our share of the pre-tax income based on our proportional membership interest in these assets. All other assets are consolidated in our financial results.

  •
  The CODs for assets included in our forecasted results that are not included in our financial results for the period ended September 30, 2012 are as follows:

  •
  Avra Valley: December 2012;

  •
  Certain of our PFMG DG Solar Projects: October 2012 through December 2012;

  •
  Alpine: January 2013;

  •
  Borrego: February 2013;

    •
    El Segundo: August 2013; and

    •
    CVSR: October 2013 (final phase's COD).

  •
  Asset assumptions:

  •
  Conventional Asset. Revenues and expenses reflect the terms specified in the fixed price tolling agreement with SCE for 100% of the facility whereby substantially all variable costs, including fuel and other variable operations and maintenance costs, are recovered through an energy payment from SCE. Energy production, or the capacity factor of the facility, does not impact our results. Our forecast assumes an average Adjusted EBITDA margin of approximately $16 per kilowatt-month. See "Business—Our Operations—Conventional—El Segundo" for additional information.

  •
  Renewable Assets. Revenues and expenses reflect the terms specified in the fixed-priced offtake agreements for 100% of energy production. Our forecast assumes production based on solar and wind resource assessments of a 1-year P-50 output probability for each asset prepared by independent solar and wind resource consultants. Production based on a 1-year P-50 output probability is defined as the output level that has a more than 50% probability of being exceeded in any given year. Our forecast for the solar facilities assumes an Adjusted EBITDA margin of approximately $116 per MWh and an average capacity factor of approximately 27% for the twelve months ending March 31, 2014. Our forecast for our wind facility assumes an Adjusted EBITDA margin of approximately $35 per MWh and an average capacity factor of approximately 39% for the twelve months ending March 31, 2014.

  •
  Thermal Assets:

  •
  Thermal Energy: Revenues and expenses for heating and cooling services, including the production of steam, hot water and/or chilled water and, in some instances, electricity, reflect fixed price offtake agreements with negotiated and/or regulated rates. Our forecast assumes a historical run rate Adjusted EBITDA of approximately $30 million. As described further below, we are investing growth capital expenditures in our Phoenix Energy Center and expect this expansion to contribute additional Adjusted EBITDA of approximately $3 million annually.

  •
  Thermal Generation: Revenues for our thermal generation assets are primarily attributed to payments for capacity sold through the RPM administered by PJM and reflect the April 2010, 2011 and 2012 capacity auctions. Based on the results of these capacity auctions, our thermal generation assets will receive capacity payments of $225.75/MW-day and $154.26/MW-day for the twelve months ending March 31, 2014 and March 31, 2015, respectively. Our forecast assumes a gross margin of approximately $3 million from the sale of excess energy production from our thermal generation assets into the local power grid.

Total Operating Revenue

              We estimate that we will generate total operating revenue of $324 million for the twelve months ending March 31, 2014 and $374 million for the twelve months ending March 31, 2015, compared to $171 million for the twelve months ended September 30, 2012. This increase in our forecasted periods from the historical period is primarily attributed to El Segundo, Alpine, Avra Valley, Borrego and PFMG DG Solar Projects achieving COD and accounting for a full twelve months of operations of the Princeton Energy Center. The increase in the forecast period for the twelve months ending March 31, 2015 over the twelve months ending March 31, 2014 is primarily attributed to accounting for a full twelve months of operations of El Segundo.

Cost of Operations

              We estimate that we will incur a cost of operations expense of $135 million for the twelve months ending March 31, 2014 and $151 million for the twelve months ending March 31, 2015, compared to $105 million for the twelve months ended September 30, 2012. This increase in our forecasted periods from the historical period is primarily attributed to El Segundo, Alpine, Avra Valley, Borrego and PFMG DG Solar Projects achieving commercial operations and accounting for a full twelve months of operations of the Princeton Energy Center. The increase in the forecast period for the twelve months ending March 31, 2015 over the twelve months ending March 31, 2014 is primarily attributed to accounting for a full twelve months of operations of El Segundo.

Depreciation and Amortization

              We estimate that we will incur depreciation and amortization expense of $74 million for the twelve months ending March 31, 2014 and $84 million for the twelve months ending March 31, 2015 compared to $24 million for the twelve months ended September 30, 2012. This increase in our forecasted periods from the historical period is primarily attributed to El Segundo, Alpine, Avra Valley, Borrego and PFMG DG Solar Projects achieving commercial operations and accounting for a full twelve months of operations of the Princeton Energy Center. The increase in our forecasted periods is primarily attributed to accounting for a full year of operations of El Segundo. Forecasted depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under U.S. GAAP. We have assumed that the average depreciable asset lives are 40 years for buildings and 22 years for equipment.

General and Administration ("G&A")

              We estimate that we will incur G&A expenses of $14 million for the twelve months ending March 31, 2014 and for the twelve months ending March 31, 2015, compared to $13 million for the twelve months ended September 30, 2012. G&A expenses include certain shared services and administrative expenses attributed to such assets for their operations, our management services payment to NRG under the Management Services Agreement and specifically for the forecasts, together with the aforementioned expenses, certain costs associated with being a public company.

Equity in Earnings of Unconsolidated Affiliates

              We estimate that we will generate total equity in earnings of unconsolidated affiliates of $14 million for the twelve months ending March 31, 2014 and $9 million for the twelve months ending March 31, 2015, compared to $3 million for the twelve months ended September 30, 2012. The increase in our forecasted period for the twelve months ending March 31, 2014, compared to the twelve months ended September 30, 2012, is primarily attributed to (i) accounting for a full twelve months of operations of three phases of CVSR and (ii) the final phase achieving COD in October 2013 and operating for the last five months during the forecasted period. Until the COD ofthe final phase, we assume that we capitalize CVSR's growth capital expenditures including interest expenses associated with the project-level financing. The decrease in our forecasted period for the twelve months ending March 31, 2015, as compared to the forecasted period for the twelve months ending March 31, 2014, is primarily attributable to accounting for a full twelve months of depreciation and amortization expense and interest expense during the forecasted period for the twelve months ending March 31, 2015, which more than offsets the higher revenues during the same forecasted period accounting for a full twelve months of operations of all four phases of CVSR.

Pro-rata EBITDA from Unconsolidated Affiliates

              Pro-rata EBITDA represents EBITDA from our unconsolidated affiliates during a period multiplied by our then applicable membership interest in an unconsolidated affiliate. We estimate that we will generate total pro-rata EBITDA from unconsolidated affiliates of approximately $33 million for the twelve months ending March 31, 2014 and $47 million for the twelve months ending March 31, 2015, compared to $11 million for the twelve months ended September 30, 2012. The increase in our pro-rata EBITDA from our unconsolidated affiliates for the twelve months ending March 31, 2014 over the twelve months ended September 30, 2012 is primarily attributable to the phases of CVSR achieving COD, while the increase in our forecasted periods for the twelve months ending March 31, 2015 over the twelve months ending March 31, 2014 is attributed to accounting for a full twelve months of operations of all four phases of CVSR.

Capital Expenditures

              We estimate that we will have maintenance capital expenditures of $11 million for the twelve months ending March 31, 2014 and $16 million for the twelve months ending March 31, 2015, compared to $5 million for the twelve months ended September 30, 2012. This increase is primarily attributed to the operations of our Phoenix and Princeton Energy Centers. In addition, we forecast approximately $3 million per year in maintenance capital expenditures for our conventional asset and less than $1 million in maintenance capital expenditures for our renewable generation assets, as our renewable generation assets are subject to fixed price O&M and project-level management administration agreements with annual escalators, such costs are included in our cost of operations. See "Business-Our Operations" and "Certain Relationships and Related Party Transactions-Project-Level Management and Administration Agreements." Maintenance capital expenditures are cash expenditures for the addition or improvement to, or the replacement of, our capital assets made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the repair, refurbishment and replacement of steam boilers and boiler tube leaks.

              We estimate growth capital expenditures of $112 million for the twelve months ending March 31, 2014 and zero for the twelve months ending March 31, 2015, compared to $555 million for the twelve months ended September 30, 2012. The decrease is primarily attributed to completion of the construction of El Segundo, Alpine, Avra Valley, Borrego, Dover, PFMG DG Solar Projects and the Princeton Energy Center. For the twelve months ending March 31, 2014, our growth capital expenditures include $103 million for the construction of El Segundo, and $9 million for the expansion of the Phoenix Energy Center.

Change in Other Assets

              We estimate that change in other assets will be $21 million for the twelve months ending March 31, 2014 and $14 million for the twelve months ending March 31, 2015. For the twelve months ended September 30, 2012, El Segundo was still under construction and as a result there was no change in other assets. The increase from the historical period is attributed to El Segundo achieving COD. The tolling agreement is classified as an operating lease with El Segundo, as lessor, and accordingly, revenues under such agreement are recognized on a straight-line basis over its 10-year term. The contractual payments received by El Segundo under such agreement vary from a straight-line basis over the term, escalating each year of the term and differing each month based on a pre-determined schedule reflecting expected higher demand for capacity in summer months. Any difference between revenues and contractual payments are recorded on El Segundo's balance sheet.

Cash Distribution from Unconsolidated Affiliates

              We estimate that we will generate cash distribution from unconsolidated affiliates of $1 million for the twelve months ending March 31, 2014 and $24 million for the twelve months ending March 31, 2015, compared to no cash distributions for the twelve months ended September 30, 2012. The increase in our cash distribution from unconsolidated affiliates for the twelve months ending March 31, 2015 is attributable to CVSR achieving COD on all four phases.

Financing and Other

              We estimate that interest expense will be $52 million for the twelve months ending March 31, 2014 and $61 million for the twelve months ending March 31, 2015, compared to $30 million for the twelve months ended September 30, 2012. The increase is primarily attributed to additional indebtedness borrowed to fund the construction of El Segundo, Alpine, Avra Valley and Borrego as well as increases in letters of credit posted upon COD of these facilities. Forecasted interest expense is based on the following assumptions:

  •
  We estimate that our debt level will be approximately $1 billion as of March 31, 2013 and grow to $1.1 billion by September 30, 2013 as a result of draws on our El Segundo construction financing facilities.

  •
  Borrowing costs average 4.92% and 5.78% for the twelve months ending March 31, 2014 and March 31, 2015, respectively.

              We estimate that principal amortization of indebtedness will be $49 million for the twelve months ending March 31, 2014 and $61 million for the twelve months ending March 31, 2015, compared to $18 million for the twelve months ended September 30, 2012. The increase is primarily attributed to additional amortization following COD for our El Segundo, Alpine, Avra Valley and Borrego assets, offset in part by a reduction in amortization of $19 million related to a repayment of a cash grant bridge loan with respect to Roadrunner in the first quarter of 2012 as compared to the twelve months ended September 30, 2012.

              Following the COD of Avra Valley, Alpine, Borrego and each phase of CVSR, NRG will apply on our behalf to the U.S. Treasury for 1603 Cash Grant Proceeds within 60 days thereafter, as applicable. We expect to receive our portion of the 1603 Cash Grant Proceeds for each application within 60 to 90 days of filing subject to exceptions.

              Avra Valley.    In February 2013, NRG expects to apply for approximately $27 million of 1603 Cash Grant Proceeds. In connection with the construction financing for Avra Valley, there is a $8 million cash grant bridge loan available. As of September 30, 2012, no amount was outstanding thereon. Upon receipt of the 1603 Cash Grant Proceeds, we estimate that approximately $6 million of such proceeds will be used to pay off the amount outstanding under the cash grant bridge loan and approximately $21 million will remain with us.

              Alpine.    In the second quarter of 2013, NRG expects to apply for approximately $73 million of 1603 Cash Grant Proceeds. In connection with the construction financing for Alpine, there is a $68 million cash grant bridge loan available. As of September 30, 2012, no amount was outstanding thereon. Alpine does not expect to draw any amounts under the cash grant bridge loan. Upon receipt of the 1603 Cash Grant Proceeds, we estimate that approximately $73 million of such proceeds will remain with us.

              Borrego.    In the second quarter of 2013, NRG expects to apply for approximately $38 million of 1603 Cash Grant Proceeds. Borrego does not have a cash grant bridge loan available. Upon receipt of the 1603 Cash Grant Proceeds, we estimate that approximately $38 million of such proceeds will remain with us.

              CVSR.    NRG expects to receive 1603 Cash Grant Proceeds as follows: (i) approximately $199 million by the end of second quarter of 2013 and (ii) approximately $222 million within 60 to 90 days of achieving COD on the final phase of CVSR. In connection with the construction financing for CVSR, there is a $380 million cash grant bridge loan available. As of September 30, 2012, $373 million was outstanding thereon. Upon receipt of the 1603 Cash Grant Proceeds specified in (i) above, we estimate that all such proceeds will be used to pay down the amount outstanding under the cash grant bridge loan. Upon receipt of the 1603 Cash Grant Proceeds specified in (ii) above, we estimate that a portion of such proceeds will be used to pay off the remaining amount outstanding under the cash grant bridge loan. The remaining amount of the 1603 Cash Grant Proceeds will be shared between NRG and us, based on our then respective ownership interests in CVSR, which we estimate will result in our receiving $22 million.

              As we attribute 1603 Cash Grant Proceeds as one-time items, we have excluded the excess proceeds distributable to us from our forecasted cash available for distribution from these assets. In addition, we intend to retain such excess proceeds and use them consistent with our prudent conduct of our business.

Regulatory, Industry and Economic Factors

              Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

  •
  no material nonperformance or credit-related defaults by customers, suppliers, NRG or any of our commercial customers;

  •
  no new or material amendments to federal, state or local laws or regulation, or interpretation or application of existing laws or regulation, of the portions of the motor fuels industry in which we operate that in either case will be materially adverse to our business or our suppliers', NRG's or any of our commercial customers' businesses;

  •
  no material adverse effects to our business, industry or our suppliers', NRG's or any of our commercial customers' businesses on account of natural disasters;

  •
  no material adverse change resulting from supply disruptions or reduced demand for electricity; and

  •
  no material adverse changes in market, regulatory and overall economic conditions.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

              The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Organizational Structure described under "Summary—Organizational Structure," and the use of the estimated net proceeds from this offering as described under "Use of Proceeds" had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical financial statements as of and for the years ended December 31, 2010 and 2011 and as of and for the nine months ended September 30, 2011 and 2012 appearing elsewhere in this prospectus are intended to represent the financial results of NRG's contracted renewable energy and natural gas-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yieldco LLC as part of the Asset Transfer for those periods.

              The unaudited pro forma combined statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012 have been derived from our accounting predecessor's financial data (as derived from the combined financial statements appearing elsewhere in this prospectus) and giving pro forma effect to the Organizational Structure and the use of the estimated net proceeds from this offering as if they had occurred on January 1, 2011. The unaudited pro forma combined balance sheet as of September 30, 2012 gives effect to the Organizational Structure and the use of the estimated net proceeds from this offering as if they had occurred on September 30, 2012.

              The unaudited pro forma combined financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

              The unaudited pro forma combined balance sheet and statements of operations and unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled "Summary—Organizational Structure," "Use of Proceeds," "Capitalization," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2012

	Actual	Pro Forma Adjustments	NRG Yieldco, Inc. Pro Forma
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$133
Operating Costs and Expenses
Cost of operations	80
Depreciation and amortization	18
General and administrative(1)	10

Total operating costs and expenses	108

Operating Income	25
Other Income/Expense
Equity in earnings of unconsolidated affiliates	4
Other income/(expense), net	1
Interest expense	(25)

Total other expense	(20)

Income Before Income Taxes	5
Income tax expense	2

Net income	$3

Less net income attributable to non-controlling interest(2)
Net income Attributable to Yieldco, Inc.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2011

	Actual	Pro Forma Adjustments	NRG Yieldco, Inc. Pro Forma
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$164
Operating Costs and Expenses
Cost of operations	104
Depreciation and amortization	22
General and administrative(1)	12

Total operating costs and expenses	138

Operating Income	26
Other Income/Expense
Equity in earnings of unconsolidated affiliates	1
Other income/(expense), net	1
Interest expense	(18)

Total other expense	(16)

Income Before Income Taxes	10
Income tax expense	4

Net income	$6

Less net income attributable to non-controlling interest(2)
Net income Attributable to Yieldco, Inc.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)
General and administrative expenses include certain historical costs incurred by NRG and allocated to our accounting predecessor. These costs are not necessarily indicative of costs which would have been incurred had Yieldco LLC been a standalone entity nor are these costs necessarily indicative of what our general and administrative expenses will be in the future.

(2)
Yieldco Inc. will become the sole managing member of Yieldco LLC subsequent to consummation of the Asset Transfer. After consummation of the other Organizational Structure, Yieldco Inc. will own less than 100% of the economic interests in Yieldco LLC but will have 100% of the voting power and control the management of Yieldco LLC. Immediately following this offering, the noncontrolling interest will be        %. Net income attributable to the noncontrolling interest represents        % of income for the nine months ended September 30, 2012 and        % of income for the year ended December 31, 2011. The noncontrolling interest will represent the income attributable to the noncontrolling member, NRG.

Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2012

	Actual	Pro Forma Adjustments	NRG Yieldco, Inc. Pro Forma
	(in millions)
Current Assets:
Cash and cash equivalents(3)	$30	$	$
Restricted cash	11
Accounts receivable—trade	20
Inventory	5
Deferred tax assets—current(4)	1
Prepayments and other current assets	9

Total current assets	76

Property, Plant and Equipment
In service	553
Under construction	899

Total property, plant & equipment	1,452
Less accumulated depreciation	(110)

Net property, plant and equipment	1,342

Other Assets
Equity investments in affiliates	71
Notes receivable	30
Intangible assets, net of accumulated amortization of $1	37
Other non-current assets	40

Total other assets	178

Total Assets	1,596

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	24
Accounts payable	178
Derivative instruments	15
Accrued expenses and other current liabilities	11

Total current liabilities	228

Other Liabilities
Long-term debt—external	600
Long-term debt—affiliate	27
Deferred income taxes(5)	—
Derivative instruments	45
Other non-current liabilities	7

Total non-current liabilities	679

Total Liabilities	907

Members' Equity/Stockholders' Equity(6)
Class A common stock
Class B common stock
Additional paid-in capital	700
Retained earnings	30
Accumulated other comprehensive loss	(41)

Member's equity/stockholders' equity attributable to Yieldco, Inc.	689
Noncontrolling interest	—

Total Liabilities and Equity	1,596

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(3)
Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $             million and net uses of proceeds as described in "Use of Proceeds."

(4)
Reflects adjustments to deferred tax assets for estimated income tax effects of the increase in the tax basis of purchased interests, based on an effective income tax rate of        %, which includes a provision for U.S. federal, state and local income taxes.

(5)
Reflects adjustments to deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment.

(6)
Represents adjustments to stockholders' equity reflecting (i) par value for Class A and Class B common stock to be outstanding following this offering, (ii) an increase of $             million of additional paid-in capital as a result of net proceeds from this offering, (iii) an increase of $             million of additional paid-in capital, which allocates a portion of Yieldco LLC's equity to the noncontrolling interest, (iv) the elimination of the Yieldco LLC Class B common units upon consolidation, and (v) a decrease of $             million in retained earnings to allocate a portion of Yieldco LLC's equity to noncontrolling interest.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

              The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2010 and 2011 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2011 and 2012 was derived from the unaudited combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods, and results for the interim periods are not necessarily indicative of the results for the full year. The historical financial statements as of and for the years ended December 31, 2010 and 2011 and as of and for the nine months ended September 30, 2011 and 2012 are intended to represent the financial results of NRG's contracted renewable energy and natural gas-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yieldco LLC as part of the Asset Transfer for those periods. The summary historical financial data is not necessarily indicative of results to be expected in future periods.

              The following tables should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Certain Relationships and Related Party Transactions—Management Services Agreement." Our summary unaudited pro forma financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

              The financial statements of Yieldco Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Fiscal Year Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(in millions)
Statement of Income Data:
Operating Revenues:
Total operating revenues	$143	$164	$126	$133
Operating Costs and Expenses
Cost of operations	97	104	79	80
Depreciation and amortization	16	22	16	18
General and administrative(1)	10	12	9	10

Total operating costs and expenses	123	138	104	108

Operating Income	20	26	22	25
Other Income/Expense
Equity in earnings of unconsolidated affiliates(2)	(1)	1	2	4
Other income/(expense), net	—	1	1	1
Interest expense	(11)	(18)	(13)	(25)

Total other expense	(12)	(16)	(10)	(20)

Income Before Income Taxes	8	10	12	5
Income tax expense	3	4	5	2

Net income	$5	$6	$7	$3

Other Financial Data:
Adjusted EBITDA(3)	$35	$54	$42	$54
Capital expenditure	(65)	(372)	(214)	(422)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$42	$28	$46	$26
Investing activities	(184)	(464)	(255)	(415)
Financing activities	156	428	232	375
Balance Sheet Data (at period end):
Cash and cash equivalents	$32	$24	$55	$30
Property and equipment, net	526	863	772	1,342
Total assets	659	1,107	967	1,596
Total liabilities	530	668	551	907
Total equity	129	439	416	689

(1)
Includes approximately $5 million and $6 million of allocated costs and expenses for items that would be paid to NRG as Manager under the Management Services Agreement after consummation of this offering for the fiscal years ended December 31, 2010 and 2011, respectively. Also includes approximately $5 million of such costs and expenses for each of the nine months ended September 30, 2011 and 2012. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes" for a description of such costs and expenses.

(2)
Our unconsolidated affiliates include CVSR and Avenal.

(3)
For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see note (3) to "Summary Historical and Pro Forma Financial Data."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              The following discussion analyzes the historical financial condition and results of operations of our accounting predecessor. The historical combined financial statements as of and for the years ended December 31, 2010 and 2011 and as of and for the nine months ended September 30, 2011 and 2012 appearing elsewhere in this prospectus were prepared on a "carve-out" basis from NRG and are intended to represent the financial results of NRG's contracted renewable energy and natural gas-fired electric generation assets and thermal infrastructure assets in the United States that will be contributed to Yieldco LLC as part of the Asset Transfer for those periods.

              You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the historical combined financial statements and accompanying notes of our predecessor included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risk and uncertainties that may result in actual results differing from statements we make. Please read "Forward-Looking Statements" Factors that could cause actual results to differ include those risks and uncertainties that are discussed in "Risk Factors." Subsequent to the consummation of the Organizational Structure, we will own      % of Yieldco LLC's outstanding membership interests.

              The discussion and analysis below has been organized as follows:

  •
  Executive Summary, including a description of our business and significant events that are important to understanding the results of operations and financial condition for the 2011 and 2010 annual periods and the nine month periods ended September 30, 2012 and 2011;

  •
  Results of operations, including an explanation of significant differences between the periods in the specific line items of the combined statement of operations;

  •
  Financial condition addressing liquidity position, sources and uses of cash, capital resources and requirements, commitments, and off-balance sheet arrangements; and

  •
  Critical accounting policies which are most important to both the portrayal of our financial condition and results of operations, and which require management's most difficult, subjective or complex judgment.

              As you read this discussion and analysis, refer to the combined statements of operations to this prospectus, which presents the results of operations for the years ended December 31, 2011 and 2010, and the nine month periods ended September 30, 2012 and 2011, and also refer to the "Business" section of this prospectus for a more detailed discussion about our business, including a description of our industry and our business strengths.

Overview

Company Description

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG Energy, Inc. (NYSE: NRG) will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS.

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes one natural gas-fired facility, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 964 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 15 years as of December 31, 2012. Two of these facilities, El Segundo and CVSR, are in the final stages of construction with expected COD dates of August and October 2013, respectively. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Substantially all of our thermal assets and the Blythe solar generation assets were operating during the full years ended December 31, 2011 and 2010.

Significant events during the year ended December 31, 2011

              In late 2011, Roadrunner reached commercial operations and entered into a financing arrangement. Construction of El Segundo continued in 2011 and construction began on Alpine, Avra Valley and Borrego. On September 30, 2011, CVSR was acquired by NRG.

Significant events during the year ended December 31, 2010

              In 2010, South Trent and the Phoenix Energy Center, a subsidiary of NRG Thermal, were acquired. In addition, construction began on El Segundo and Roadrunner. South Trent, Blythe and NRG Thermal all entered into financing arrangements as further described in Note 9, Long-Term Debt to our audited combined financial statements included elsewhere in this prospectus.

Significant events during the nine months ended September 30, 2012

              During the nine months ended September 30, 2012, Alpine and Avra Valley entered into financing arrangements.

Significant events during the nine months ended September 30, 2011

              During the nine months ended September 30, 2011, Roadrunner reached commercial operations and entered into a financing arrangement. On September 30, 2011, CVSR was acquired by NRG.

Combined Results of Operations of Our Predecessor

	For the Year Ended		For the Nine Months Ended
(In millions, except per share amounts)	2011	2010	2012	2011
Operating Revenues
Total Operating revenues	$164	$143	$133	$126

Operating Costs and Expenses
Cost of operations	104	97	80	79
Depreciation and amortization	22	16	18	16
General and administrative	12	10	10	9

Total operating costs and expenses	138	123	108	104

Operating Income	26	20	25	22
Other Income/(Expense)
Equity in earnings of unconsolidated affiliates	1	(1)	4	2
Other income, net	1	—	1	1
Interest expense	(18)	(11)	(25)	(13)

Total other expense	(16)	(12)	(20)	(10)

Income Before Income Taxes	10	8	5	12
Income tax expense	4	3	2	5

Net Income	$6	$5	$3	$7

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

    Operating Revenues

              Operating revenues increased by $7 million, during the nine months ended September 30, 2012, compared to the same period in 2011, as provided in the table below:

	Conventional Generation	Renewables	Thermal	Total
	(In millions)
Nine Months Ended September 30, 2012	$—	$25	$108	$133
Nine Months Ended September 30, 2011	$—	$19	$107	$126

              The increase in operating revenues is due primarily to additional revenue from Roadrunner, which reached commercial operations in late 2011, and additional revenues from two distributed solar portfolios.

    Operating Costs

              Operating expense increased by $2 million, during the nine months ended September 30, 2012, compared to the same period in 2011, primarily due to an increase in operations and maintenance expense related to Roadrunner reaching commercial operations in 2011, as well as increased general and administrative expense relating to costs incurred in preparing for this offering.

    Depreciation and Amortization

              Depreciation and amortization increased by $2 million during the nine months ended September 30, 2012 compared to the same period in 2011, due primarily to additional depreciation for solar facilities that reached commercial operations in late 2011.

    Equity in Earnings of Unconsolidated Affiliates

              Equity in earnings of unconsolidated affiliates increased by $2 million during the nine months ended September 30, 2012 compared to the same period in 2011 as a result of our investment in Avenal, which began commercial operations in mid-2011.

    Interest Expense

              Interest expense increased by $12 million during the nine months ended September 30, 2012 compared to the same period in 2011, due primarily to the recognition of the ineffective portion of the unrealized loss on the Alpine interest rate swap of $11 million.

    Income Tax Expense

              Income tax expense decreased by $3 million during the nine months ended September 30, 2012 compared to the same period in 2011, due primarily to the decrease in pre-tax income.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

    Operating Revenues

              Operating revenues increased by $21 million, during the year ended December 31, 2011, compared to the same period in 2010, as provided in the table below:

	Conventional Generation	Renewables	Thermal	Total
	(In Millions)
Year Ended December 31, 2011	$—	$26	$138	$164
Year Ended December 31, 2010	$—	$14	$129	$143

Increase in Thermal revenues, due to a full year of results for the Phoenix Energy Center acquired in June 2010	$9
Increase in South Trent revenues, due to a full year of operating revenues in 2011	8
Increase in solar revenues, primarily from the Roadrunner facility which began commercial operations in late 2011	4

$21

    Operating Costs

              Operating expense increased by $9 million, during the year ended December 31, 2011, compared to the same period in 2010, as provided in the table below:

	Conventional Generation	Renewables	Thermal	Corporate	Total
	(In millions)
Year Ended December 31, 2011	$1	$7	$106	$2	$116
Year Ended December 31, 2010	$—	$4	$101	$2	$107

Increase in Thermal costs of operations due to a full year of results for the Phoenix Energy Center acquired in June 2010	$5
Increase in Renewables operations and maintenance expense related primarily to Roadrunner beginning commercial operations in 2011 and a full year of South Trent operating costs in 2011	2
Increase in general and administrative costs due to an increase in operating assets	2

$9

    Depreciation and Amortization

              Depreciation and amortization increased by $6 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to a full year of depreciation for the South Trent and the Phoenix Energy Center assets, both acquired in 2010.

    Equity in Earnings of Unconsolidated Affiliates

              Equity in earnings of unconsolidated affiliates increased by $2 million during the year ended December 31, 2011 compared to the same period in 2010 as Avenal began commercial operations in mid-2011.

    Interest Expense

              Interest expense increased by $7 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to a full year of interest expense in 2011 for borrowings for Blythe, South Trent and Thermal all of which were issued in June of 2010.

    Income Tax Expense

              Income tax expense increased by $1 million during the year ended December 31, 2011 compared to the same period in 2010, due primarily to the increase in pre-tax income.

Liquidity and Capital Resources

              Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Historically, our predecessor operations were financed as part of NRG's integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy their capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under "Risk Factors" in this prospectus may also significantly impact our liquidity.

Liquidity Position

              As of September 30, 2012, our liquidity was approximately $41 million comprised of cash and restricted cash. In addition, we had approximately $512 million of borrowing capacity under our various financing arrangements, as discussed in Note 5, Long-Term Debt, to our unaudited combined financial statements included elsewhere in this prospectus.

              As of December 31, 2011, and 2010, our liquidity was approximately $32 million and $36 million, respectively, comprised of cash and restricted cash. In addition, we had approximately $381 million of borrowing capacity under our various financing arrangements as discussed in Note 9, Long-Term Debt, to our audited combined financial statements included elsewhere in this prospectus.

              Management believes that our liquidity position and cash flows from operations will be adequate to finance growth, operating and maintenance capital expenditures, to fund dividends to holders of our Class A common stock and other liquidity commitments. Management continues to regularly monitor our ability to finance the needs of our operating, financing and investing activity within the dictates of prudent balance sheet management.

Sources of Liquidity

              Following the closing of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 9, Long-Term Debt, to our audited combined financial statements, our financing arrangements consist mainly of project-related financings for our various assets. We also intend to enter into a new revolving credit facility in connection with the consummation of this offering.

Uses of Liquidity

              Our requirements for liquidity and capital resources, other than for operating our facilities, can generally be categorized by the following: (i) debt service obligations, as described more fully in Note 9, Long-Term Debt, to our audited combined financial statements; (ii) capital expenditures; and (iii) cash dividends to investors.

Debt Service Obligations

              Principal payments on debt as of December 31, 2011, are due in the following periods:

Description	2012	2013	2014	2015	2016	Thereafter	Total
	(In millions)
NRG West Holdings LLC, term loan, due 2023	$—	$—	$32	$37	$41	$49	$159
NRG Energy Center Minneapolis LLC, senior secured notes, due 2013, 2017 and 2025	13	10	6	12	13	96	150
South Trent Wind LLC, due 2020	3	4	4	4	4	57	76
NRG Roadrunner LLC, due 2031	15	2	2	2	2	38	61
South Trent Wind LLC, due to NRG	—	—	—	—	—	32	32
NRG Solar Blythe LLC, due 2028	2	2	1	2	1	19	27

	$33	$18	$45	$57	$61	$291	$505

Capital Expenditures

              Our capital spending program is focused on completing the construction of assets where construction is in process and maintaining the assets currently operating. We develop annual capital spending plans based on projected requirements for maintenance capital and completion of facilities under construction. For the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, we used $422 million, $372 million and $65 million in cash, respectively, to fund capital expenditures, primarily related to the construction of our solar generating assets and El Segundo. We estimate we incurred additional capital expenditures of approximately $150 million for the last quarter of 2012.

Cash Dividends

              We intend to distribute to our unit holders in the form of a quarterly dividend all of the cash available for distribution that is generated each quarter, less reserves for the prudent conduct of our business, including among others, maintenance capital expenditures to maintain the operating capacity of the assets. The cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of seasonality, maintenance and outage schedules and other factors. See "Cash Dividend Policy—Assumptions and Considerations."

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

              The following table reflects the changes in cash flows for the comparative periods:

(In millions) Nine months ended September 30,	2012	2011	Change
Net cash provided by operating activities	$26	$46	$(20)
Net cash used by investing activities	(415)	(255)	(160)
Net cash provided by financing activities	395	232	163

    Net Cash Provided By Operating Activities

              The decrease in net cash provided by operating activities was driven by the timing of cash received by Thermal to fund operating activities.

    Net Cash Used By Investing Activities

              Changes to net cash used by investing activities were driven by:

Increase in capital expenditures, primarily for construction activities at El Segundo, Alpine, Avra Valley and Borrego	$(208)
Increase in notes receivable, primarily for reimbursable network upgrades for El Segundo	(15)
Proceeds from renewable energy grants	27
Decrease in restricted cash	20
Decrease in investment in unconsolidated affiliates	8
Other	8

$(160)

    Net Cash Provided By Financing Activities

              Changes in net cash provided by financing activities were driven by:

Net increase in cash received for proceeds from issuance of debt, net of payments	$122
Increase in capital contributions from NRG, net of returns of capital	40
Decrease in cash paid for debt issuance costs	1

$163

    Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

              The following table reflects the changes in cash flows for the comparative periods:

(In millions) Year ended December 31,	2011	2010	Change
Net cash provided by operating activities	$28	$42	$(14)
Net cash used by investing activities	(464)	(184)	(280)
Net cash provided by financing activities	428	156	272

    Net Cash Provided By Operating Activities

              The increase in net cash provided by operating activities was primarily driven by the timing of cash received by Thermal to fund operations.

    Net Cash Used By Investing Activities

              Changes to net cash used by investing activities were driven by:

Increase in capital expenditures, primarily for construction activities at El Segundo and Roadrunner	$(307)
Increase in investments in unconsolidated affiliates, primarily for the investment in CVSR	(86)
Decrease in acquisitions of businesses as the Phoenix Energy Center and South Trent were acquired in 2010	132
Decrease in proceeds from renewable energy grants	(18)
Other	(1)

$(280)

    Net Cash Provided By Financing Activities

              Changes in net cash provided by financing activities were driven by:

Increase in capital contributions from NRG	$275
Increase in cash paid for debt issuance costs	(18)
Net increase in cash received for proceeds for issuance of long-term debt, net of payments	86
Net increase in cash received for proceeds of affiliate debt, net of payments	(71)

$272

Off-Balance Sheet Arrangements

Obligations under Certain Guarantee Contracts

              We enter into guarantee arrangements in the normal course of our business to facilitate commercial transactions with third parties.

Retained or Contingent Interests

              We do not have any material retained or contingent interests in assets transferred to an unconsolidated entity.

Obligations Arising Out of a Variable Interest in an Unconsolidated Entity

              Variable interest in Equity investments—As of December 31, 2011, we had several investments with an ownership interest percentage of 50% or less in energy and energy-related entities that are accounted for under the equity method, none of which was considered a variable interest entity.

              Our pro-rata share of non-recourse debt held by unconsolidated affiliates was approximately $63 million as of December 31, 2011. This indebtedness may restrict the ability of these subsidiaries to issue dividends or distributions to Yieldco. See also Note 5, Investments Accounted for by the Equity Method, to our audited combined Financial Statements included elsewhere in this prospectus for additional discussion.

Contractual Obligations and Commercial Commitments

              We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements in addition to our capital expenditure programs. The following tables summarize our contractual obligations and contingent obligations for guarantee. See also Note 9, Long Term Debt and Note 13, Commitments and Contingencies, to our audited combined financial statements for additional discussion.

	By Remaining Maturity at December 31,
	2011
Contractual Cash Obligations	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total	2010 Total
	(In millions)
Long-term debt (including estimated interest)	$61	$122	$166	$367	$716	$556
Operating leases	3	6	6	41	56	18
Fuel purchase and transportation obligations	18	4	—	—	22	20
Other obligations	1	2	2	3	8	4

Total	$83	$134	$174	$411	$802	$598

Fair Value of Derivative Instruments

              We may enter into long-term fuel purchase contracts and other energy-related financial instruments to mitigate variability in earnings due to fluctuations in spot market prices and to hedge fuel requirements at certain generation facilities. In addition, in order to mitigate interest rate risk associated with our issuance of variable rate and fixed rate debt, we enter into interest rate swap agreements.

              The tables below disclose the activities that include both exchange and non-exchange traded contracts accounted for at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). Specifically, these tables disaggregate realized and unrealized changes in fair value; disaggregate estimated fair values at December 31, 2011, based on their level within the fair value hierarchy defined in ASC 820; and indicate the maturities of contracts at December 31, 2011. For a full discussion of our valuation methodology of our contracts, see Derivative Fair Value Measurements in Note 6, Fair Value of Financial Instruments, to our audited combined financial statements included elsewhere in this prospectus.

Derivative Activity Gains/(Losses)	(In millions)
Fair value of contracts as of December 31, 2010	$(4)
Contracts realized or otherwise settled during the period	—
Changes in fair value	(31)

Fair value of contracts as of December 31, 2011	$(35)

	Fair Value of Contracts as of December 31, 2011
Fair value hierarchy Gains/(Losses)	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 4-5 Years	Maturity in Excess 4-5 Years	Total Fair Value
	(In millions)
Level 2	$(12)	$(17)	$(7)	$1	$(35)

Total	$(12)	$(17)	$(7)	$1	$(35)

              We have elected to disclose derivative assets and liabilities on a trade-by-trade basis and do not offset amounts at the counterparty master agreement level. As discussed below in "—Qualitative and Quantitative Disclosures About Market Risk—Commodity Price Risk," we measure the sensitivity of our portfolio to potential changes in market prices using Value at Risk ("VaR"), a statistical model which attempts to predict risk of loss based on market price and volatility. NRG's risk management policy places a limit on one-day holding period VaR, which limits our net open position.

              Based on a sensitivity analysis using simplified assumptions, the impact of a $1 per MMBtu increase or decrease in natural gas prices across the term of the derivative contracts would cause a $3 million change in the net value of derivatives as of December 31, 2011.

Critical Accounting Policies and Estimates

              Our discussion and analysis of the financial condition and results of operations are based upon the combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges, and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed.

              On an ongoing basis, we evaluate these estimates, utilizing historic experience, consultation with experts and other methods it considers reasonable. In any event, actual results may differ substantially from estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

              Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Accounting Policy	Judgments/Uncertainties Affecting Application
Derivative Instruments	Assumptions used in valuation techniques
Assumptions used in forecasting generation
Market maturity and economic conditions
Contract interpretation
Market conditions in the energy industry, especially the effects of price volatility on contractual commitments
Impairment of Long Lived Assets
Recoverability of investment through future operations
Regulatory and political environments and requirements Estimated useful lives of assets
Environmental obligations and operational limitations
Estimates of future cash flows
Estimates of fair value
Judgment about triggering events
Contingencies	Estimated financial impact of event(s) Judgment about likelihood of event(s) occurring Regulatory and political environments and requirements

Derivative Instruments

              We follow the guidance of ASC 815 to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on our balance sheet, and recognize changes in the fair value of non-hedge derivative instruments immediately in earnings. In certain cases, we may apply hedge accounting to derivative instruments. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether the overall risk is being reduced; and (iii) if there is a correlation between the changes in fair value of the derivative instrument and the underlying hedged item. Changes in the fair value of derivative instruments accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged item, or deferred and recorded as a component of Other Comprehensive Income ("OCI"), and subsequently recognized in earnings when the hedged transactions occur.

              For purposes of measuring the fair value of derivative instruments, we use quoted exchange prices and broker quotes. When external prices are not available, we use internal models to determine the fair value. These internal models include assumptions of the future prices of energy commodities based on the specific market in which the energy commodity is being purchased or sold, using externally available forward market pricing curves for all periods possible under the pricing model. In order to qualify derivative instruments for hedged transactions, we estimate the forecasted generation and forecasted borrowings, for interest rate swaps, occurring within a specified time period. Judgments related to the probability of forecasted generation occurring are based on available capacity, internal forecasts of sales and generation, and historical physical delivery on similar contracts. Judgments related to the probability of forecasted borrowings are based on the estimated timing of project construction, which can vary based on various factors. The probability that hedged forecasted generation and forecasted borrowings will occur by the end of a specified time period could change the results of operations by requiring amounts currently classified in OCI to be reclassified into earnings, creating increased variability in the Company's earnings. These estimations are considered to be critical accounting estimates.

Evaluation of Assets for Impairment and Other Than Temporary Decline in Value

              In accordance with ASC 360, Property, Plant, and Equipment ("ASC 360"), property, plant and equipment and certain intangible assets are evaluated for impairment whenever indicators of impairment exist. Examples of such indicators or events are:

    •
    Significant decrease in the market price of a long-lived asset;

    •
    Significant adverse change in the manner an asset is being used or its physical condition;

    •
    Adverse business climate;

    •
    Accumulation of costs significantly in excess of the amount originally expected for the construction or acquisition of an asset;

    •
    Current-period loss combined with a history of losses or the projection of future losses; and

    •
    Change in the Company's intent about an asset from an intent to hold to a greater than 50% likelihood that an asset will be sold or disposed of before the end of its previously estimated useful life.

              Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset, through considering project specific assumptions for long-term power pool prices, escalated future project operating costs and expected plant operations. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets by factoring in the probability weighting of different courses of action available to us. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows. We use our best estimates in making these evaluations and consider various factors, including forward price curves for energy, fuel costs and operating costs. However, actual future market prices and project costs could vary from the assumptions used in our estimates, and the impact of such variations could be material.

              We are also required to evaluate our equity-method investments to determine whether or not they are impaired. ASC 323, Investments—Equity Method and Joint Ventures ("ASC 323"), provides the accounting requirements for these investments. The standard for determining whether an impairment must be recorded under ASC 323 is whether the value is considered an "other than a temporary" decline in value. The evaluation and measurement of impairments under ASC 323 involves the same uncertainties as described for long-lived assets that we own directly and account for in accordance with ASC 360. Similarly, the estimates that we make with respect to our equity method investments are subjective, and the impact of variations in these estimates could be material. Additionally, if the projects in which we hold these investments recognize an impairment under the provisions of ASC 360, we would record our proportionate share of that impairment loss and would evaluate our investment for an other than temporary decline in value under ASC 323.

Recent Accounting Developments

              See Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus for a discussion of recent accounting developments.

Quantitative and Qualitative Disclosures About Market Risk

              We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our power generation or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are commodity price risk, interest rate risk, liquidity risk, and credit risk.

Commodity Price Risk

              Commodity price risks result from exposures to changes in spot prices, forward prices, volatilities, and correlations between various commodities, such as natural gas, coal and emissions credits. We manage the commodity price risk of our merchant generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted purchases of fuel. The portion of forecasted transactions hedged may vary based upon management's assessment of market, weather, operation and other factors.

              While some of the contracts we use to manage risk represent commodities or instruments for which prices are available from external sources, other commodities and certain contracts are not actively traded and are valued using other pricing sources and modeling techniques to determine expected future market prices, contract quantities, or both. We use our best estimates to determine the fair value of those derivative contracts. However, it is likely that future market prices could vary from those used in recording mark-to-market derivative instrument valuation, and such variations could be material.

Interest Rate Risk

              We are exposed to fluctuations in interest rates through our issuance of variable rate debt. Exposures to interest rate fluctuations may be mitigated by entering into derivative instruments known as interest rate swaps, caps, collars and put or call options. These contracts reduce exposure to interest rate volatility and result in primarily fixed rate debt obligations when taking into account the combination of the variable rate debt and the interest rate derivative instrument. Our risk management policies allow us to reduce interest rate exposure from variable rate debt obligations.

              Most of our project subsidiaries have entered into interest rate swaps, intended to hedge the risks associated with interest rates on non-recourse project-level debt. See Note 9, Long-Term Debt, to our audited combined financial statements included elsewhere in this prospectus, for more information about interest rate swaps of our project subsidiaries.

              If all of the above swaps had been discontinued on December 31, 2011, we would have owed the counterparties $31 million. Based on the investment grade rating of the counterparties, we believe our exposure to credit risk due to nonperformance by counterparties to its hedge contracts to be insignificant.

              We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. As of December 31, 2011, a 1% change in interest rates would result in less than a $1 million change in interest expense on a rolling twelve month basis.

              As of December 31, 2011, the fair value of our debt was equal to its carrying value of $505 million. We estimate that a 1% decrease in market interest rates would have increased the fair value of our long-term debt by $12 million.

Liquidity Risk

              Liquidity risk arises from the general funding needs of our activities and in the management of our assets and liabilities. We are currently exposed to additional equity funding contributions in excess of existing contingencies set aside for the construction of El Segundo as well as the natural gas conversion project at Dover.

Counterparty Credit Risk

              Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We monitor and manage credit risk through credit policies that include: (i) an established credit approval process, and (ii) the use of credit mitigation measures such as prepayment arrangements or volumetric limits. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. We seek to mitigate counterparty risk by having a diversified portfolio of counterparties.

INDUSTRY

The U.S. Electric Power Industry

              The electric power industry is one of the largest industries in the United States, with an estimated end-user market of approximately $373 billion in electricity sales in 2011 based on information published by the EEI.

              The following table displays new capacity online in the U.S. power industry by fuel type between 2007 and 2011:

	2007	2008	2009	2010	2011	% in 2011
Coal	2,091	1,390	3,566	6,695	1,909	8.7%
Natural Gas	7,506	9,105	10,627	7,072	10,299	47.2%
Nuclear	1,199	454	245	154	353	1.6%
Wind	5,022	9,206	9,451	5,126	7,464	34.2%
Solar	—	70	288	229	942	4.3%
Other	989	528	1,115	777	866	4.0%

Total	16,807	20,753	25,292	20,053	21,833	100.0%

Source: EEI 2011 Financial Review.

Note: 2011 is an estimated amount.

Growth of Natural Gas and Renewable Generation Resources

              Recently, industry participants in the United States have increasingly transitioned to building natural gas-fired and renewable generation resources in response to more stringent environmental regulations, expectations for the continued relative abundance of low cost natural gas and supportive federal and state incentives and policy initiatives. EEI estimates that 21.8 gigawatts of new generation capacity was added in the United States in 2011. Natural gas-fired and renewables generation assets were the two largest contributors of the capacity growth within the U.S. power generation industry, contributing 47.2% and 38.5%, respectively. According to EEI, solar generation represented the fastest growing segment with respect to capacity additions within the U.S. power generation industry from 2007 to 2011. In 2006, capacity additions of solar generation accounted for approximately 1 MW. In 2011, such additions accounted for approximately 942 MW. In its "Annual Energy Outlook 2012", the EIA forecasts in its reference case that 60% and 29% of all new electric generation capacity constructed in the U.S. between 2011 and 2035 will be comprised of natural gas-fired generation and renewable generation capacity, respectively.

              We believe that over time continued growth in renewable and natural gas-fired generation in the United States will be driven by the following factors:

              Natural gas-fired and renewable generation resources are increasingly becoming the generation sources of choice.    Over the last five years, natural gas production and estimates for natural gas reserves have increased substantially in the U.S., fueled by new drilling technologies that have provided producers access to shale deposits on a cost effective basis. Recently, the American Gas Association reported that at current rates of production the assessed volume of proven reserves and estimated undiscovered resources point to approximately 100 years of U.S. natural gas supplies. Such abundance of low-cost natural gas in North America presents a unique opportunity to replace aging electric generation facilities using a domestic fuel source that is cost effective and has a low environmental impact. According to the EIA, the decrease in delivered natural gas prices, coupled with highly efficient combined-cycle natural gas-fired generation facilities, have already resulted in coal-to-gas fuel switching.

In addition, advancements in renewable generation technologies over the last decade continue to enhance renewable generation's competitiveness, as a complement to natural gas-fired generation, and provide a cost competitive solution to generate electricity while satisfying more stringent environmental standards. According to McKinsey & Company, the cost of solar photovoltaic modules has decreased from more than $4 per watt-peak in 2008 to just under $1 per watt-peak by January 2012. In addition, according to the DOE, wind turbine prices have decreased as much as 33% or more since late 2008. These price reductions have enhanced the cost competitiveness of renewable generation as an increasingly cost-competitive source of electricity production. In addition, technological advancements such as advanced trackers, taller towers and thinner blades have improved the capacity factors and the output efficiency of these generation resources.

              Aging power plants face economic and regulatory challenges.    The average age of the coal fleet in the United States is over 35 years, weighted by MW. Many smaller, older, and less efficient coal-fired plants are increasingly facing regulatory pressures to undertake significant capital expenditures to comply with environmental regulations. These regulatory pressures, coupled with low natural gas prices, are accelerating the retirement of coal-fired generation plants as they become less competitive as compared to other types of generation, including natural gas and renewables. According to the Brattle Group, as of July 2012, approximately 30 GW of coal-fired generation capacity, which represents roughly 10% of the existing coal-fired generation capacity in the U.S., had announced plans to retire by 2016. Additionally, a number of nuclear facilities in the United States face difficult license renewals, or are planned for decommissioning.

              New nuclear projects delayed or halted.    Following the recent Fukushima Dai-ichi nuclear disaster in Japan and in light of on-going uncertainties over waste disposal, public concern over new nuclear construction has increased. In addition, we believe tightening safety criteria and procedures will increase costs to build and operate nuclear facilities. These issues, coupled with the current low natural gas price environment, have delayed or halted most new nuclear development activities in the United States. According to the Nuclear Energy Institute, future additions will remain modest for the next decade and will most likely come from life extensions of existing nuclear plants, uprates of existing nuclear reactors and a small number of new builds. As of September 2012, there were only three nuclear generation facilities under construction in the United States, all of which involve the construction of additional units on existing nuclear-fired generation sites.

              We believe that the retirement of these types of facilities and the delays of new nuclear projects combined with the increasingly cost-competitive alternatives of natural gas-fired and renewable generation assets will create opportunities to grow our portfolio of contracted generation assets in the future.

              Government incentives for renewables.    U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives include accelerated tax depreciation and 50% bonus depreciation for eligible renewable generation facilities, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of both solar and wind energy generation facilities. The federal government provides a Federal ITC that allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar power facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017. Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Twenty-nine states have adopted an RPS that requires regulated retail electric utilities to procure a specified percentage of total electricity delivered to retail customers in the state from eligible renewable generation resources, such as solar generation facilities, by a specified date. We have and expect to continue to avail ourselves of these government incentives which we believe improve and enhance our cash returns.

29 States and D.C. have Renewable Energy Portfolio Standards (RPS)

Source: EEI 2011 Financial Review.

Continued Acquisition Opportunities for Natural Gas and Renewable Generation Assets

              We believe there will continue to be acquisition opportunities for natural gas-fired generation and renewable energy in the United States. According to EIA's Electric Power Annual 2010 report, there were approximately 1,139 gigawatts of nameplate capacity in the United States. Also, according to SNL Financial LC, from 2007 to 2011, unregulated generation assets representing approximately 116 gigawatts of generation capacity have been bought or sold on terms that are publicly disclosed, of which approximately 25 gigawatts were contracted, generating assets. Many of these transactions involved financial sponsors as acquirers and/or contracted assets under development or construction that have been sold by independent project developers during the same period. A significant number of these contracted assets possess characteristics that are attractive to us, such as long-term offtake contracts with credit-worthy counterparties, natural gas-fired and renewable energy generation capabilities and favorable tax profiles. We expect assets with similar attributes to be available in the future as potential acquisition targets to us as most financial sponsors have investment funds with relatively short lives and independent project developers, in particular smaller developers, seek sources of capital to construct their project or monetize their existing investment given their lack of expertise in operating electric generation assets.

The U.S. Thermal Power Industry

              District energy systems produce steam, hot water and/or chilled water at a central plant and then pipe that thermal energy out through an underground dedicated piping network to heat or cool buildings in a given area. District energy systems can reduce energy costs and greenhouse gas emissions, while freeing up valuable space in customer buildings by centralizing production equipment and, through economies of scale and equipment management, optimizing the use of fuels, power and resources.

              In North America, district energy systems are typically located in dense urban settings in the central business districts of larger cities, on university or college campuses, on hospital or research campuses and on military bases and airports. District energy systems typically serve "clusters" of buildings, which are sometimes commonly owned, as in the case of a private or public university campus or hospital. The number of customer buildings served by a typical district energy system may range from as few as three or four in the early stages of new system development to over 1,000 buildings in the largest district energy systems.

              The district energy space is tracked by the growth of new customer buildings and the square footage from reporting systems on an annual basis. Based on information provided by IDEA members, since 1990 over 518 million square feet of new customer space have been committed or connected to district energy systems, averaging approximately 24.7 million square feet per year.

              The following tables summarizes the number of operating systems by system type in the United States based on 2009 System Data profile from IDEA:

System Type	Number of Systems
Colleges & Universities	400
Community Utilities	119
Healthcare Installations	251
Military/Government Installations	41
Airports	10
Industrial	13
Other	3

Total:	837

BUSINESS

About Yieldco Inc.

              We are a dividend growth-oriented company formed to serve as the primary vehicle through which NRG Energy, Inc. (NYSE: NRG) will own, operate and acquire contracted renewable and conventional generation and thermal infrastructure assets. We believe we are well positioned to be a premier company for investors seeking stable and growing dividend income from a diversified portfolio of lower-risk high-quality assets. We intend to take advantage of favorable trends in the power generation industry including the growing construction of contracted generation that can replace aging or uneconomic facilities in competitive markets and the demand by utilities for renewable generation to meet their state's RPS. To that end, we believe that Yieldco's cash flow profile, coupled with its scale, diversity and low cost business model, will offer us a lower cost of capital than that of a traditional independent power producer and provide us with a significant competitive advantage to execute our growth strategy.

              With this business model, our objective is to pay a consistent and growing cash dividend to holders of our Class A common stock that is sustainable on a long-term basis. We expect to target a payout ratio of 100% of the cash distributions received from our membership interest in our subsidiaries and increase such cash dividends over time as we acquire assets with characteristics similar to assets in our current portfolio. We will focus on high-quality, newly constructed and long-life facilities with credit-worthy counterparties that we expect will produce stable long term cash flows. Based on the completion of our two projects under construction, El Segundo and CVSR, and significant acquisition opportunities available to us, including the NRG ROFO Assets, we expect to grow our dividend each year over the next five years. See "Risk Factors—Risks Related to our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Under our cash dividend policy, each quarter our board of directors will make a determination of the amount of cash available for distribution to holders of our Class A common stock. Our initial quarterly dividend will be set at $            per share of Class A common stock, or $            per share on an annualized basis. Our cash dividend policy reflects our judgment that holders of our Class A common stock will be better served by distributing our cash available for distribution rather than retaining it. See "Cash Dividend Policy."

              Upon the consummation of this offering, (i) holders of our Class A common stock will collectively own 100% of the economic interests in us and hold        % of the voting power in us; (ii) we will become the sole managing member of Yieldco LLC and will hold approximately        % of Yieldco LLC's outstanding membership units and be entitled to        % of the cash distributions from Yieldco LLC; and (iii) Yieldco LLC will be obligated to distribute to its unit holders all of the cash available for distribution that is generated each quarter, less reserves for the prudent conduct of our business. NRG will hold        % of Yieldco LLC's outstanding membership units and be entitled to        % of the cash distributions from Yieldco LLC and hold        % of the voting power in us.

Purpose of Yieldco

              Through this offering, NRG and Yieldco intend to create enhanced value for holders of our Class A common stock by seeking to achieve the following objectives:

    •
    Highlight the value inherent in our contracted conventional and renewable generation and thermal infrastructure assets by separating them from other NRG non-contracted assets.

    •
    Create a pure-play public issuer with superior operating, financial and tax characteristics that will appeal to dividend growth-oriented investors seeking exposure to the contracted power sector.

    •
    Gain access to an alternative investor base with a more competitive source of equity capital that would help accelerate our long-term growth and acquisition strategy and optimize our capital structure.

Current Operations

              We own a diversified portfolio of contracted renewable and conventional generation and thermal infrastructure assets in the United States. Our contracted generation portfolio includes one natural gas-fired facility, eight utility-scale solar and wind generation facilities and two portfolios of distributed solar facilities that collectively represent 964 net MW. Each of these assets sells substantially all of its output pursuant to long-term, fixed price offtake agreements to credit-worthy counterparties. The average remaining contract life, weighted by MWs, of these offtake agreements was approximately 15 years as of December 31, 2012. Two of these facilities, El Segundo and CVSR, are in the final stages of construction with expected COD dates of August and October 2013, respectively. We also own thermal infrastructure assets with an aggregate steam and chilled water capacity of 1,098 net MWt and electric generation capacity of 123 net MW. These thermal infrastructure assets provide steam, hot water and/or chilled water, and in some instances electricity, to commercial businesses, universities, hospitals and governmental units in ten locations, principally through long-term contracts or pursuant to rates regulated by state utility commissions.

              Our forecasted net MW and cash available for distribution for the twelve months ending March 31, 2015, which reflects the first full twelve months of operation of our portfolio including the two electric generation facilities currently under construction, are as follows:

(1)
Excludes the 1,098 net MWt of steam and chilled water generating capacity.

              Our annual forecasted cash available for distribution for the twelve months ending March 31, 2013 through the twelve months ending March 31, 2015 based on our current assets are as follows:

Cash Available for Distribution(1)

(1)
Excludes approximately $7 million in management services payment to NRG under the MSA.

(2)
Includes six months of actual and six months of forecasted results.

              See "Cash Dividend Policy" for additional information regarding our forecasted net MW and cash available for distribution through the twelve months ending March 31, 2014 and 2015, and the related forecast assumptions and risks.

Our Growth Strategy

              We intend to utilize the significant experience of our management team to take advantage of what we believe are favorable industry and market dynamics as we execute our growth strategy. In addition to the opportunities to increase our cash available for distribution upon the COD of the El Segundo and CVSR facilities, we expect to have the opportunity to increase our cash available for distribution and dividend per share by acquiring additional assets from NRG, including those available to us under the ROFO Agreement, and to pursue additional acquisition opportunities that are complementary to our business from persons other than NRG. This ROFO Agreement will provide us with the right of first offer to acquire the NRG ROFO Assets, as set forth in the following table, should NRG seek to sell any of these assets.

ROFO Assets	Fuel Type	Net Capacity (MW)(1)	Expected COD	Term/Offtaker
Remaining NRG CVSR Interest	Solar	128	2013	25 year/PG&E
NRG's Ivanpah Solar Interest (49.95%)(2)	Solar	193	2013	20-25 year/PG&E and SCE
Marsh Landing	Natural Gas	760	2013	10 year/PG&E
NRG Agua Caliente Interest (51%)(3)	Solar	148	2014	25 year/PG&E

Total		1,229

(1)
Represents the maximum, or rated, electricity generating capacity of the facility in MW multiplied by NRG's percentage ownership interest in the facility as of the date of this prospectus.

(2)
Remaining 50.05% of Ivanpah is owned by NRG, Google Inc. and BrightSource Energy, Inc.

(3)
Remaining 49% of Agua Caliente is owned by MidAmerican Energy Holdings Inc.

              NRG will not, however, be required to accept any offer we make to acquire any ROFO Asset, and may elect not to sell these assets or, following the completion of good faith negotiations with us and subject to certain exceptions, may choose to sell such assets to a third party.

              NRG has informed us of its intention for Yieldco Inc. to serve as its primary vehicle for owning, operating and acquiring contracted renewable and conventional generation and thermal infrastructure assets. NRG will assist us in the pursuit of such acquisitions by presenting us with such opportunities and allocating resources as defined in the Management Services Agreement. In general, we do not expect to acquire assets that are in development or early stages of construction, and expect NRG to continue to pursue these opportunities for its own account. Under the Management Services Agreement, NRG is not prohibited from acquiring operating renewable and conventional generation and thermal infrastructure assets that are contracted. See "Risk Factor—Risks Related to Our Relationship with NRG".

              NRG has also informed us that it intends to continue to pursue the development and construction of its currently-owned brownfield sites, where applicable, into electric generation assets and once completed it may decide to offer them for sale to us.

Our Business Strategy

              Our primary business strategy is to increase the cash dividends that we intend to pay to holders of our Class A common stock over time while ensuring the ongoing stability of our business. Our plan for executing this strategy includes the following key components:

              Focus on contracted renewable energy and conventional generation and thermal infrastructure assets.    We intend to focus on owning and operating renewable energy and natural gas-fired generation, thermal and other infrastructure assets with proven technologies, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe by focusing on this core asset class and leveraging our industry knowledge, we will maximize our strategic opportunities, be a leader in operational efficiency and maximize our overall financial performance.

              Capitalizing on embedded growth opportunities associated with our existing assets.    We are completing construction of El Segundo, a 550 net MW combined cycle natural gas-fired generation facility located in the center of Los Angeles' load pocket that is subject to a 10-year tolling agreement with SCE, and CVSR, our 122 net MW utility-scale photovoltaic solar generation facility located in San Luis Obispo County, California, that is subject to two 25-year PPAs with PG&E. As of December 31, 2012, El Segundo's construction was approximately 84% complete and is on schedule to reach COD in August 2013. As of December 30, 2012, three phases of CVSR totaling 127 rated MW had been completed and were generating electricity, with the final phase, representing an additional 123 rated MW, on schedule to reach COD in October 2013. Upon completion, we expect El Segundo and CVSR to substantially increase the cash available for distribution to our stockholders. See "Risk Factors—Risks Related to our Business—We may incur additional costs or delays in completing the construction of certain of our electric and thermal generation facilities, and may not be able to recover our investment in or complete such facilities."

              Growing our business through acquisitions.    We believe that our base of operations and relationship with NRG provide a platform in the power generation and thermal sectors for strategic growth through cash accretive and tax advantaged acquisitions complementary to our existing portfolio. NRG has granted us a right of first offer to acquire the NRG ROFO Assets that it may elect to sell within the five years following the completion of this offering. In addition, we expect to have significant opportunities to acquire other generation assets developed and constructed by NRG in the future as well as generation and thermal infrastructure assets from third parties where we believe our knowledge of the market, operating expertise and access to capital provides us with a competitive advantage.

              Focus on the United States.    We intend to focus our investments in the United States. We believe that industry fundamentals in the United States present us with significant opportunity to acquire renewable, natural gas-fired generation and thermal infrastructure assets, without creating exposure to currency and sovereign risk. By focusing our efforts in the United States, we believe we will best leverage our regional knowledge of power markets, industry relationships and skill sets to maximize value for our stockholders.

              Maintain sound financial practices to grow our dividend.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure, to enable us to increase our dividend over time and serve the long-term interests of our stockholders. Our financial practices will include our risk and credit policy focused on transacting with credit-worthy counterparties; our financing policy focused on financing existing assets and future acquisitions with the appropriate mix of equity and long-term debt to minimize interest rate and refinancing risks, ensure stable long-term dividends and maximize value; and our dividend policy, which is based on distributing all or substantially all of our cash available for distribution each quarter. See "Cash Dividend Policy."

Our Competitive Strengths

              We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

              Stable, high quality cash flows with attractive tax profile.    Our facilities have a highly stable, predictable cash flow profile consisting of predominantly long-life electric generation assets that sell electricity under long-term fixed priced contracts or pursuant to regulated rates with credit-worthy counterparties. Additionally, our facilities have minimal fuel risk. For our conventional asset, fuel is provided by the toll counterparty. Renewable facilities have no fuel costs, and most of our thermal infrastructure assets have contractual or regulatory tariff mechanisms for fuel cost recovery. The offtake agreements for our conventional and renewable generation facilities have a weighted-average remaining duration of approximately 15 years based on net capacity under contract, providing long-term cash flow stability. Our generation offtake agreements for rated counterparties for whom credit ratings are available have a weighted-average Moody's rating of A3 based on rated capacity under contract. Based on our current portfolio of assets, we do not expect to pay significant federal income tax for a period of approximately ten years. All of our assets are in the United States and accordingly we have no currency or repatriation risks. See "Risk Factors—Tax Risks—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income" and "Risk Factors—Tax Risks—Our ability to use NOLs to offset future income may be limited."

              High quality, long-lived assets with low operating and capital requirements.    We benefit from a portfolio of relatively newly constructed assets, with all of our conventional and renewable assets either having achieved COD within the past four years or in the late stages of construction. Our assets are comprised of proven and reliable technologies, provided by leading original equipment manufacturers ("OEMs") such as Siemens AG, SunPower Corporation ("SunPower") and First Solar Inc. ("First Solar"). Given the modern nature of our portfolio, which includes a substantial number of relatively low operating and maintenance cost solar generation assets, we expect to achieve high fleet availability and expend modest maintenance-related capital expenditures. Additionally, with the support of services provided by NRG, we expect to continue to implement the same rigorous preventative operating and management practices that NRG uses across its fleet of assets. In 2011, NRG achieved top decile plant operating performance for its entire fleet, based on applicable Occupational Safety and Health Administration ("OSHA") standards. We estimate our solar portfolio has a weighted average remaining expected life (based on rated MW) of approximately 29 years.

              Significant scale and diversity.    We are the owner and operator of a large and diverse portfolio of contracted electric generation and thermal infrastructure assets. Our 964 net MW contracted generation portfolio, consisting of nine assets (two of which are in advanced stages of construction) and two distributed solar generation portfolios, benefits from significant diversification in terms of technology, fuel type, counterparty and geography. Our thermal business consists of eight Energy Centers and has over 550 steam and chilled water customers. We expect that our conventional and, renewable generation and thermal infrastructure assets will contribute 29%, 48% and 23%, respectively, of cash available for distribution for the twelve month period ending March 31, 2015. We believe our scale and access to best practices across our fleet improves our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics. Furthermore, our diversification reduces our operating risk profile and our reliance on any single market.

              Our Relationship with NRG.    We believe our relationship with NRG, including NRG's expressed intention to maintain a controlling interest in us, provides us with significant benefits, including management and operational expertise, and future growth opportunities. Our executive officers have considerable experience in owning and operating, as well as developing, acquiring and integrating, generation and thermal infrastructure assets, with on average over 15 years in the energy sector:

    •
    NRG Management and Operational Expertise.  We have access to the significant resources of NRG, the largest competitive power generator in the United States, to support the operational, finance, legal, regulatory and environmental aspects, and growth strategy of our business. As such, we believe we avail ourselves of best-in-class resources, including management and operational expertise.

    •
    NRG Asset Development and Acquisition Track Record.  Over the last five years, excluding assets acquired in the GenOn Merger, NRG has constructed, is constructing or has acquired eight conventional assets totaling 2,420 MW, nine utility scale solar assets totaling 1,113 MW, four wind assets totaling 451 MW and 40 MW of distributed solar facilities (some of which are nearing the final stages of construction as described in this prospectus). In addition, NRG acquired the 134 MWt Phoenix Energy Center and recently constructed the 38 MWt Princeton Energy Center. NRG's growth is supported by considerable development and strategic teams, including over 71 professionals focused on the development and acquisition of renewable generation assets, as well as approximately 6,000 MW of conventional and other renewable projects under development as of December 31, 2012.

              As discussed below in "—Our Agreements with NRG—ROFO Agreement," we have entered into an agreement with NRG that provides us with the right of first offer on four assets that if acquired would add approximately 1,229 MW of net capacity to our portfolio and significantly grow our cash available for distribution. We also expect to have the opportunity to acquire additional assets NRG develops or acquires in the future.

              Environmentally well-positioned portfolio of assets.    On a net capacity basis, our portfolio of electric generation assets consists of 414 net MW of renewable generation capacity that are non-emitting sources of power generation. Our conventional asset consists of the El Segundo combined cycle natural gas-fired generation facility. We do not anticipate having to expend any significant capital expenditures in the foreseeable future to comply with current environmental regulations applicable to our generation assets. Taken as a whole, we believe our strategy will be a net beneficiary of current and potential environmental legislation and regulatory requirements that may serve as a catalyst for capacity retirements and improve market opportunities for environmentally well-positioned assets like ours once our current offtake agreements expire.

              Thermal infrastructure business has high entry costs.    Significant capital has been invested to construct our thermal infrastructure assets, serving as a barrier to entry in the markets in which such assets operate. As of September 30, 2012, our thermal gross property plant and equipment was approximately $330 million. Our district energy centers are located in urban city areas, with our chilled water and steam delivery systems located underground. Constructing underground delivery systems in urban areas requires long lead times for permitting, rights of way and inspections and is costly. By contrast our incremental cost to add new customers in existing markets is relatively low.

              Once we have established an Energy Center, we believe we have the ability to retain customers over long periods of time and to compete effectively for additional business against stand-alone on-site heating and cooling generation facilities. Installation of stand-alone equipment can require significant modification to a building as well as significant space for equipment and funding for capital expenditures. Our system technologies often provide economies of scale in terms of fuel procurement, ability to switch between multiple types of fuel to generate thermal energy, and fuel conversion efficiency. Our top ten thermal customers, which make up over 20% of our estimated revenue for the twelve months ended December 31, 2012, have had a relationship with us for on average over 20 years. We believe that the significant capital investment, long lead times for construction and expertise required to operate thermal assets constitute significant costs for new competitors. As a result of these high entry costs, in most of the urban areas in which we operate, we are the only third party provider of thermal energy.

Our Operations

Conventional

              The following sets forth our conventional asset:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
El Segundo	El Segundo, CA	550	100.0%	550	Natural gas	August 2013	SCE	2023

    El Segundo

              Overview.    El Segundo is a 550 net MW natural gas-fired combined-cycle turbine ("CCGT") located in Los Angeles County, California, which is situated on a brownfield site leased by and subject to an easement with NRG and adjacent to an existing natural gas-fired facility owned by NRG. We own a 100% membership interest in the facility, which is expected to achieve commercial operations in August 2013. The facility will be interconnected to the California Independent System Operator ("CAISO") controlled transmission grid at SCE's El Segundo Substation.

              As of December 31, 2012, the plant's engineering and procurement was nearly complete and construction was approximately 84% complete. We expect El Segundo will achieve substantial completion in June 2013, at which time it will have successfully met performance and emissions test criteria and be able to generate electricity. As of September 30, 2012, project costs of approximately $473 million had been incurred. The remaining costs will be funded with draws under El Segundo's construction loan facility. We do not expect to be required to make any equity contributions to fund El Segundo's construction costs. The construction budget incorporates pre-determined contingency costs in the event the construction incurs previously unidentified project costs. As of December 31, 2012, the construction of El Segundo had not deviated from the budgeted project costs, which include contingency costs, in any material respect. In addition, El Segundo's construction and services agreement with ARB, Inc. ("ARB") provides for a performance bond in the event of certain construction delays.

              With El Segundo's efficient CCGT technology, fast-start capability and proximity to the Los Angeles load center, we expect the facility to operate as a low-intermediate capacity factor generator, to be called upon by SCE to generate during peak periods and during intermittent periods when in-state renewable generation resources are not able to generate at full capacity.

              El Segundo consists of two Flex 10™ Plant power blocks, each of which consists of 1x1x1 Siemens SGT6-5000FD3 combustion turbines, a Siemens SST-800 back-pressure steam turbine generator and an air-cooled heat exchanger. The Flex 10™ is designed to provide a rapid response to dispatch requests and be online in ten minutes. NEM Group, acquired by Siemens in 2011, has been contracted to design and supply the DrumPlus Heat Recovery Steam Generator to be coupled to each power block.

              Tolling Agreement.    All energy, capacity and ancillary products and services produced by El Segundo are sold to SCE pursuant to a 10-year tolling agreement that expires in July 2023. Under this agreement, El Segundo will receive fixed capacity payments (adjusted annually by a 3% escalator), as well as variable payments (adjusted annually by CPI) tied to its dispatch.

              El Segundo's expected COD under the PPA is August 1, 2013, which may be extended for up to 180 days for force majeure or certain interconnection delays arising solely from SCE's actions subject to daily delay damages of $250 per MW-day from June 1 to September 30 and $100 per MW-day for the other periods. However, the tolling agreement allows for up to 365 days of delay (or until August 1, 2014) before it may be terminated. In connection with the Tolling Agreement, El Segundo has delivered credit support for the facility's obligations thereunder in the form of a letter of credit of approximately $30 million as of December 31, 2012.

              Engineering, Procurement and Construction Agreements.    El Segundo has entered into a fixed-price construction and services agreements for the engineering, design, construction and testing of the plant. Siemens Energy Inc. is responsible for supplying the power islands with a standard industry warranty pursuant to the equipment supply agreement. In addition, under a services agreement, Siemens is responsible for coordinating the engineering, design, commissioning and performance testing of the plant. Siemens Corporation has provided a parent guaranty to support its obligations to the facility.

              Construction of the plant is to be completed by ARB pursuant to a Construction Agreement, whereby ARB will construct the plant, supply utilities and provide heavy haul services. ARB has posted for the facility's benefit a $153 million performance bond until the mechanical completion date, after which date the bond would be reduced to $15 million for the 18-month warranty period after the mechanical completion date.

              El Segundo and NRG Construction Services LLC, an affiliate of NRG, have entered into a Construction Management Agreement whereby NRG Construction Services acts as construction manager to coordinate the engineering and construction of the facility.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Conventional—El Segundo" for a description of the El Segundo O&M agreement.

              Fuel and Transmission Interconnection Arrangements.    Natural gas for the facility is to be supplied via the existing Southern California Gas Company ("SoCal Gas") pipeline that currently provides natural gas to the property. During the term of the tolling agreement, SCE is responsible for purchasing, nominating, scheduling and transporting all natural gas deliveries. El Segundo has entered into a natural gas transportation agreement with SoCal Gas for a quantity that will be capable of servicing the contract capacity under the tolling agreement for on-peak periods during May through October or other transportation quantities as approved by SCE. The natural gas transportation agreement provides for the transportation of natural gas from the gas delivery point to the plant and SCE will in turn typically reimburse the facility for transportation costs incurred.

              The facility is interconnected to the CAISO controlled transmission grid pursuant to a Standard Large Generator Interconnection Agreement ("LGIA") with SCE and the CAISO. Under the LGIA, El Segundo is responsible for upgrades to enable the interconnection of El Segundo, such network upgrade costs are to be refunded over a five-year period once the facility achieves commercial operations. The LGIA has an initial 30-year term with automatic renewal provisions for succesive one-year terms.

              Project-Level Financing.    The facility is financed by a project-level $540 million construction loan and a $148 million letters of credit and working capital facility. The construction loans consist of a $480 million Tranche A facility (the "Tranche A Facility") and a $60 million Tranche B facility (the "Tranche B Facility") on a non-recourse basis with a syndicated group of financial institutions that closed in August 2011. The construction loans convert into two tranche term loans at COD and mature in August 2023. The Tranche A Facility converts into a fully amortizing term loan and accrues at an interest rate based on LIBOR plus 225 basis points (with periodic step-ups over time). The Tranche B Facility converts into a partially amortizing term loan and accrues at an interest rate based on LIBOR plus 275 basis points (with periodic step-ups over time). Debt service is paid semi-annually. El Segundo entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loans.

              The El Segundo financing includes letters of credit and working capital lines to support the project's liquidity needs. El Segundo has a $90 million letter of credit facility to support its tolling agreement, of which $30 million had been issued as of September 30, 2012, a $48 million debt service reserve letter of credit facility (which will be issued at COD) and a $10 million working capital facility, of which $6 million in letters of credit had been issued as of September 30, 2012. The letter of credit facilities and working capital facility mature in August 2018.

              As of September 30, 2012, approximately $294 million in the aggregate has been borrowed under the construction loan. Pursuant to a credit agreement, El Segundo will be subject to a dividend payment test after it achieves commercial operations, whereby El Segundo will be permitted to pay semi-annual dividends if the debt service coverage ratio for the last twelve months is at least 1.2x.

    Utility Scale Solar

              The following sets forth our utility scale solar assets:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
Utility Scale Solar
Blythe	Blythe, CA	21	100.0%	21	Solar	December 2009	SCE	2029
Roadrunner	Dona Ana County, NM	20	100.0%	20	Solar	August 2011	El Paso Electric	2031
Avenal	Avenal, CA	45	49.95%	23	Solar	August 2011	PG&E	2031
Avra Valley	Pima County, AZ	25	100.0%	25	Solar	December 2012	Tucson Electric Power	2032
Alpine	Lancaster, CA	66	100.0%	66	Solar	January 2013	PG&E	2033
Borrego	Borrego Springs, CA	26	100.0%	26	Solar	February 2013	SDG&E	2038
CVSR(1)	San Luis Obispo, CA	250	100.0%	122	Solar	October 2013	PG&E	2038

(1)
At the time of the consummation of this offering, Yieldco Inc. will have a 48.95% equity interest in CVSR, with NRG retaining 51.05% interest in such asset.

    Blythe

              Overview.    Blythe is a 21 MW solar generation facility located in Riverside County, California, which commenced operations in December 2009. We own 100% of the membership interest in Blythe, which is situated on a 200 acre site owned by NRG. The facility is interconnected to SCE's Chanslor 33kV distribution line and has access to the CAISO controlled transmission grid at SCE's Blythe Substation through transmission service provided by SCE over the Chanslor 33kV distribution line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to SCE pursuant to a PPA that expires in December 2029. Revenues consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Blythe was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by Siemens. The module equipment is subject to a 25-year limited power output warranty. Such warranty provides protections associated with equipment non-performance, requiring First Solar to repair or replace the applicable module or provide a supplemental module at its own expense. The modules are also subject to a five-year defect warranty with First Solar.

              Operations & Maintenance.    First Solar provides day-to-day operations and maintenance services under a ten-year O&M agreement, which term may be extended for an additional 10-year period upon the mutual agreement of First Solar and Blythe. Pursuant to the terms of such agreement, First Solar is paid a fixed quarterly payment adjusted annually for changes in the CPI. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee, which requires First Solar to pay liquidated damages to Blythe representing its lost revenues if the facility's effective availability falls below 98.25%. First Solar's liquidated damages liability is capped at 125% of the aggregate fees payable by Blythe over the term of the agreement. Additionally, the facility has agreed to pay to First Solar a bonus payment representing a percentage of the incremental revenues earned by the facility should its effective availability exceed 98.25%.

              Transmission Interconnection Agreements.    In September 2009, Blythe entered into a LGIA, a Tie-Line Facilities Agreement and a Wholesale Distribution Agreement with SCE which provides for the facility's interconnection to SCE's distribution line and the transmission of the facility's power to the CAISO controlled transmission grid at at SCE's Blythe Substation over the Chanslor 33kV distribution line. Under these agreements, Blythe is responsible for all reasonable expenses associated with its interconnection facilities and those of SCE. Each of these agreements has an initial 30-year term.

              Project-Level Financing.    The facility was financed with a $30 million non-recourse project-level term loan with a bank that closed in June 2010. The term loan matures in June 2028 and, accrues interest at a rate of LIBOR plus 250 basis points (that escalates by 25 basis points every three years) and is subject to an amortization schedule. Interest and principal amortization amounts are paid quarterly. As of September 30, 2012, $26 million of the term loan was outstanding. Blythe's project financing includes a letter of credit facility for its obligations under the PPA in the form of two letters of credit of approximately $6 million. The credit support matures in June 2015. Pursuant to a term loan agreement, Blythe is subject to a dividend payment test whereby the facility is permitted to pay quarterly dividends if the debt service coverage ratio for the last four fiscal quarters and for the next twelve months are at least 1.2x. As of September 30, 2012, the facility had met all of its debt service coverage ratios to date.

    Roadrunner

              Overview.    Roadrunner is a 20 MW solar generation facility located in Doña Ana County, New Mexico, which commenced operations in August 2011. We own a 100% membership interest in Roadrunner. In May 2011, Doña Ana County issued Industrial Revenue Bonds as part of the construction of Roadrunner. In connection with the issuance of these Repayments, the project company, an NRG affiliate entity, entered into a sale-leaseback arrangement with Doña Ana County whereby such project company transferred title of the real property (which consists of 210 acres) to the county and in turn leases the real property. As a result of such transaction, Roadrunner benefits from certain property tax savings (in the form of payment in lieu of taxes) and other tax deductions. The facility is interconnected via a radial 24kV distribution line to El Paso Electric's 115kV Santa Teresa substation.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from Roadrunner are sold to El Paso Electric ("EPE") pursuant to a PPA that expires in August 2031. Revenues consist of a fixed payment based on actual energy production up to 115% of the expected annual production, and a reduced, fixed payment on any additional energy delivered. Energy payment terms do not include a provision for escalation.

              Engineering, Procurement and Construction Agreement.    Roadrunner was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar, inverters manufactured by SMA Solar and DuraTrack HZ single-axis trackers manufactured by Array Technologies. The modules are subject to a 25-year limited power output warranty, which provides protections associated with equipment non-performance, requiring First Solar to repair or replace the applicable module or provide a supplemental module at its own expense. The modules are also subject to a 5-year defect warranty with First Solar.

              Operations & Maintenance.    First Solar provides day-to-day operations and maintenance services under a twenty-year O&M Agreement. Pursuant to the terms of such agreement, First Solar is paid a fixed quarterly payment (adjusted annually for changes in the CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee, which requires First Solar to pay liquidated damages to the facility representing its lost revenues if the facility's effective availability falls below 98%. First Solar's liquidated damages liability is capped at 125% of the aggregate fees payable by Roadrunner over the term of the agreement. Additionally, the facility has agreed to pay to First Solar a bonus payment representing a percentage of the incremental revenues earned by the facility should its effective availability exceed 98%.

              Transmission Interconnection Agreements.    In September 2010, the facility entered into an interconnection agreement with EPE which provides for the facility's interconnection to EPE's distribution system. The agreement has an initial term of 20 years and may be amended to extend the term to 30 years. Both EPE and Roadrunner are responsible for their share of reasonable costs associated with operating, maintaining, repairing and replacing their distribution or interconnection facilities.

              Project-Level Financing.    Roadrunner's construction was financed with a non-recourse $47 million construction loan, a $21 million cash grant bridge loan and a $5 million letter of credit facility that closed in May 2011. The construction loan converted into a 20-year amortizing term loan upon achievement of commercial operations of Roadrunner in January 2012. The term loan accrues interest at a rate based on LIBOR plus 201 basis points (with periodic step-ups over time) and matures in September 2031. Roadrunner has entered into LIBOR-to-fixed interest rate swaps to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loan. Roadrunner has posted two letters of credit, one for $2 million required under the PPA and another for $3 million for debt service reserve, under the letter of credit facility maturing in January 2019. The cash grant bridge loan was fully repaid with 1603 Cash Grant Proceeds.

              As of September 30, 2012, approximately $46 million was outstanding under the term loan and approximately $5 million outstanding under the letter of credit facility.

              Pursuant to a credit agreement, Roadrunner is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x. As of September 30, 2012, Roadrunner had met all of its debt service coverage ratios to date.

    Avenal

              Overview.    Avenal is a 50/50 joint venture between NRG and Eurus Energy America affiliates, which owns three solar generation facilities located in Kings County, California. Avenal consists of Avenal Park (6 MW), Sun City (20 MW) and Sand Drag (19 MW). We own a 49.95% membership interest in Avenal and NRG has retained a 0.05% interest. The three facilities are located on sites that total over 500 acres, which are leased by Avenal under 30-year lease arrangements. Avenal achieved commercial operations in August 2011 and is interconnected to the CAISO transmission system at PG&E's 70kV Avenal Tap line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facilities are sold to PG&E pursuant to PPAs that expire in August 2031. Revenues consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Avenal was designed, engineered, constructed and commissioned pursuant to an EPC agreement with The Ryan Company, a wholly owned subsidiary of Quanta Services Inc. The facilities utilize amorphous silicon thin-film PV modules manufactured by Sharp Electronics USA and inverters manufactured by Emerson Solar Solutions. The associated EPC and module supply agreements incorporated warranty terms, pursuant to which such warranties provide protections against costs associated with equipment non-performance. Under the EPC agreement, the module and inverter equipment are subject to limited warranties that are applicable for 25 years and 15 years, respectively. The modules are also subject to a five-year mechanical and serial defect warranties with Sharp Electronics Corporation.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-level Management and Administration Agreements—Utility Scale Solar—Avenal" for a description of the Avenal O&M agreement.

              Project Administration Agreement.    An affiliate of Eurus Energy America serves as the administrator for Avenal and performs certain management services pursuant to the project administration agreement. The agreement's term ends 10 years after COD, unless earlier terminated. Avenal pays an annual fixed fee (adjusted annually by CPI).

              Transmission Interconnection Agreements.    Sun City and Sand Drag are connected to PG&E's transmission system through individual small generator interconnection agreements ("SGIA") with PGE, dated April 2010 (for Sun City and San Drag) and January 2011 (for Avenal Park). Under the SGIAs, PG&E will reimburse Avenal for the cost of constructing the interconnection and necessary network upgrades over a five-year period that commenced at COD. The SGIAs have an initial 22-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    Avenal's construction was financed with a non-recourse $132 million construction loan and $54 million cash grant bridge loan that closed in September 2010. The bridge loan was fully repaid shortly after Avenal achieved COD with 1603 Cash Grant Proceeds. The construction loan converted into a 15-year amortizing term loan upon achievement of commercial operations of Avenal. The term loan accrues interest at a rate based on LIBOR plus 225 basis points (with periodic step-ups over time) and matures in June 2026. Avenal has entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps require semi-annual payments in June and December over the tenor of the term loan. As part of the project financing, Avenal posted letters of credit in support of the PPA and in support of a debt service reserve of approximately $20 million in the aggregate. The letter of credit facility expires in September 2018.

              As of September 30, 2012, approximately $125 million was outstanding under the term loan with approximately $20 million available under the letter of credit.

              Pursuant to a credit agreement, Avenal is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x. As of September 30, 2012, Avenal had met all of its debt service coverage ratios to date.

    Avra Valley

              Overview.    Avra Valley is a 25 MW solar generation facility located outside northwest Tucson, Arizona, which commenced operations in December 2012. We own 100% of the membership interest in Avra Valley, which is situated on a 320 acre site leased from the City of Tucson under a 20-year lease agreement. The facility is interconnected to the Tucson Electric Power's ("TEP") 46kV line.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to TEP pursuant to a PPA that expires in December 2032. Revenues consist of a fixed payment based on production.

              Engineering, Procurement and Construction Agreement.    Avra Valley was designed, engineered, constructed and commissioned pursuant to an EPC agreement with First Solar. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by Converteam. The module and inverter equipments are subject to limited warranties that are applicable for 25 years and five years, respectively. Such warranties provide protections against costs associated with equipment non-performance. The limited power output warranty on the modules requires First Solar to repair or replace the applicable module or issue a refund to us at the then current market price. The modules are also subject to a five-year defect warranty with First Solar.

              Operations & Maintenance; Asset Management.    First Solar provides day-to-day operations and maintenance services under a twenty-year agreement. Pursuant to the terms of an O&M agreement, First Solar is paid a fixed quarterly payment (increased in year 11 and adjusted annually for changes in CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee of 98% in years one through ten, and 97% thereafter, whereby First Solar would pay liquidated damages to the facility representing its lost revenues if the facility does not meet a minimum availability. First Solar's liquidated damages liability is capped at 125% of the aggregate fees payable by Avra Valley over the term of the agreement. Additionally, the facility has agreed to pay to First Solar a bonus payment representing a percentage of the incremental revenues earned by the facility should its effective availability exceed 98% in years one through ten, and 97% thereafter.

              See "Certain Relationships and Related Party Transactions—Project-level Management and Administration Agreements—Utility Scale Solar—Avra Valley" for a description of Avra Valley's asset management agreement with NRG Solar Asset Management LLC.

              Transmission Interconnection Agreements.    Avra Valley is connected to TEP's transmission system through a 30-year interconnection agreement dated October 2008. TEP will reimburse Avenal for the cost of constructing the interconnection and necessary network upgrades under the provisions of the related PPA through an adjustment to the base energy rate.

              Project-Level Financing.    Avra Valley's construction was financed with a non-recourse $66 million construction loan, an $8 million cash grant bridge loan and a $4 million letter of credit facility that closed in August 2012. The construction loan converted into an 18-year amortizing term loan in January 2013. The term loan accrues interest at a rate based on LIBOR plus 225 basis points (with periodic step-ups over time) and matures in January 2031. Avra Valley has entered into LIBOR-to-fixed interest rate swaps to hedge the interest rate risk. These swaps require quarterly payments over the tenor of the term loan. Upon term conversion, Avra Valley will post a $4 million letter of credit in support of its future debt service obligations. The letter of credit facility matures in August 2019.

              Any outstanding balance under the cash grant bridge loan is expected to be fully repaid with 1603 Cash Grant Proceeds for which a preliminary application for qualification was filed in September 2012. We anticipate that approximately $1 million will have been drawn on the cash grant bridge loan as of December 31, 2012.

              As of September 30, 2012, approximately $40 million was outstanding under the construction loan and no amount was outstanding on the cash grant bridge loan. In addition, as of September 30, 2012, there were no letters of credit outstanding.

              Pursuant to a credit agreement, Avra Valley will be subject to a dividend payment test after commercial operations has been achieved, whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x. As of September 30, 2012, Avra Valley was not subject to this dividend test.

    Alpine

              Overview.    Alpine is a 66 MW solar generation facility located in Lancaster, Los Angeles County, California. We own a 100% membership interest in the facility, which is situated on 600 acres owned by NRG Solar LLC, an affiliate of NRG. The facility began construction in October 2011 and achieved commercial operations in January 2013. It is interconnected to the CAISO controlled transmission grid at SCE's Neenach 66kV Substation. As of September 30, 2012, total project costs of approximately $164 million had been incurred.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services are sold to PG&E pursuant to a PPA, which term expires 20 years after the facility's COD. Revenues from such sale consist of a fixed payment based on production, which is adjusted by time of day ("TOD") factors. These TOD factors result in higher payments during peak hours.

              In connection with the PPA, Alpine has delivered credit support for its obligations thereunder in the form of a letter of credit of approximately $2 million as of December 31, 2012. This letter of credit obligation will be increased to and remain during the PPA tenor at approximately $20 million upon achieving commercial operations.

              Engineering, Procurement and Construction Agreement.    Alpine is under a fixed-price contract with First Solar for the design, engineering, construction and commissioning. The facility utilizes thin-film PV modules manufactured by First Solar and inverters manufactured by SMA Solar Technology AG. The module equipment is subject to a 25-year limited power output warranty, which covers 90% of nominal capacity through year 10 and 80% of nominal capacity through year 25. Such warranties provide protections against costs associated with equipment non-performance. The modules are also subject to a ten-year defect warranty.

              In addition, the EPC Agreement provides for a minimum performance guarantee of 63.4 MW of capacity and a target performance guarantee of 66.7 MW. If First Solar fails to deliver this capacity, First Solar is required to perform all additional work necessary to achieve a minimum capacity of 63.4 MW. To the extent First Solar achieves the minimum performance guarantee capacity, but not the target performance guarantee capacity, it must pay performance liquidated damages of up to approximately $11 million.

              Operations & Maintenance; Asset Management.    First Solar provides day-to-day operations and maintenance services under a twenty-year agreement. Pursuant to the terms of the O&M agreement, First Solar is paid a fixed quarterly payment (adjusted annually for changes in the CPI) and reimbursed for certain costs incurred. In addition, under the agreement, First Solar has agreed to provide the facility an availability guarantee, which requires First Solar to pay liquidated damages to the facility representing its lost revenues if the facility's effective availability falls below 98%. First Solar's liquidated damages liability is capped at 125% of the aggregate fees payable by Alpine over the term of the agreement. Additionally, Alpine has agreed to pay to First Solar a bonus payment representing 50% of the incremental revenues earned by the facility should its effective availability exceed 98%.

              See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—Alpine" for a description of Alpine's asset management agreement with NRG Solar Asset Management LLC.

              Transmission Interconnection Agreements.    In June 2011, the facility entered into a 30-year LGIA with SCE and the CAISO which provides for the facility's interconnection to the CAISO controlled transmission grid at SCE's Neenach 66kV substation. Both SCE and Alpine are responsible for their share of reasonable costs associated with operating, maintaining and replacing their distribution or interconnection facilities. The LGIA has an initial 30-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    The facility is financed by a $166 million project-level construction loan and a $68 million cash grant bridge loan on a non-recourse basis with a syndicate of financial institutions that closed in March 2012. The construction loan converts into a term loan at or shortly after COD and matures ten years from the date of such conversion. As of December 31, 2012, the construction loan had not converted into a term loan. The term loan will accrue interest at a rate of LIBOR plus 250 basis points (with a one-time escalation in the fifth year) and will be subject to scheduled amortization. Debt service will be paid quarterly. Alpine has entered into LIBOR-to-fixed interest rate swaps with multiple counterparties to hedge the interest rate risk. These swaps will require quarterly payments over the tenor of the term loans. As part of the financing, Alpine has a letter of credit facility maturing in March 2019 for up to $37 million.

              As of September 30, 2012, $10 million had been drawn under the letter of credit facility. As of September 30, 2012, $2 million was outstanding under the construction loan and no amount was outstanding under the cash grant bridge loan. Alpine does not expect to draw any amounts under the cash grant bridge loan. Upon receipt of the 1603 Cash Grant proceeds, we expect all such proceeds to remain with us.

              Pursuant to a credit agreement, Alpine will be subject to a dividend payment test after commercial operations has been achieved, whereby quarterly dividends are permitted if the debt service coverage ratio for the last twelve months is equal to or exceeds 1.2x. As of September 30, 2012, Alpine was not yet subject to this dividend test.

    Borrego

              Overview.    Borrego is a 26 MW solar generation facility located in San Diego County, California. We own a 100% membership interest in the facility, which is situated on a 300 acre lot owned by NRG Solar LLC. The facility began construction in December 2011 and achieved commercial operations in February 2013. The facility is interconnected to the CAISO controlled transmission grid at the SDG&E Borrego Substation. As of September 30, 2012, total project costs of approximately $119 million had been incurred.

              Power Purchase Agreement.    All energy, capacity, green attributes and ancillary products and services from the facility are sold to SDG&E pursuant to a PPA, which term expires 25 years after Borrego's COD. Revenues from such sale consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Engineering, Procurement and Construction Agreement.    Borrego is under a fixed-price contract with Sunora, an affiliate of NRG, for the design, engineering, construction and commissioning. Construction on the facility commenced in December 2011. The facility will utilize thin-film PV modules manufactured by SunPower (and arranged in a single-axis tracker array) and inverters manufactured by SMA Solar Technology AG ("SMA Solar"). The module equipment is subject to a 25-year limited power output warranty. Such warranties provide protections against costs associated with equipment non-performance. The modules and inverters are also subject to a ten- and five-year defect warranty, respectively. In addition, under a solar equipment supply agreement, SunPower will be required to pay liquidated damages to Borrego if the equipment does not meet the guaranteed capacity and Borrego will make bonus payments to SunPower for capacity in excess of 101% of guaranteed capacity.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—Borrego" for a description of the Borrego O&M agreement.

              Transmission Interconnection Agreements.    In September 2011, Borrego entered into a LGIA with SDG&E and CAISO that provides for the facility's interconnection to the 69kV bus in the SDG&E Borrego Substation and the ultimate transmission of the facility's products to the CAISO grid. Under this agreement, Borrego is responsible for the operation and maintenance of facilities and equipment that it owns, controls or operates from the facility to the point at which it no longer owns the related facilities or equipment. The LGIA has an initial 25-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    As of December 31, 2012, Borrego did not have any project-level debt financing. As of such date, the facility's construction costs had been paid with equity contributions from NRG. We intend to finance a portion of the project costs with project-level non-recourse debt and letter of credit facilities to replace letters of credit currently issued under NRG's corporate letter of credit facility to support Borrego's collateral obligations under the PPA and the LGIA. As of September 30, 2012, NRG had issued approximately $8 million under its corporate letter of credit facility in support of Borrego's collateral obligations under the PPA. Proceeds of the contemplated project-level non-recourse debt financing will be used to reimburse NRG in part for its equity investment and pay fees associated with such financing. Borrego does not expect to have outstanding a cash grant bridge loan, thus upon receipt of the 1603 Cash Grant Proceeds, we expect all such proceeds will remain with us.

    CVSR

              Overview.    CVSR is a 250 MW solar generation facility located in San Luis Obispo County, California. We own a 48.95% membership interest in CVSR, representing 122 MW. NRG owns the remaining 51.05% membership interest in the facility, which is situated on a property under a 30-year lease agreement. CVSR began construction in four phases in September 2011. As of December 31, 2012, three phases totaling 127 MW had achieved COD and were generating electricity under CVSR's two separate 25-year PPAs with PG&E. Its final phase is expected to achieve COD by October 2013. The plant is interconnected to the CAISO controlled transmission grid through the Midway-Morro No. 1 230 kV line near the 230 kV Caliente Switching Station.

              CVSR's total project cost is expected to be approximately $1.57 billion, of which approximately $540 million had yet to be expended as of December 31, 2012. Of this remaining amount, approximately $404 million will be funded via draws under CVSR's loan facility with the Federal Financing Bank ("FFB") and approximately $136 million will be funded by equity contributions. Following the offering, we expect to fund approximately $40 million in equity contributions from proceeds raised in the offering. CVSR has approximately $41 million in contingency available, of which 79% can be drawn from CVSR's loan facility and 21% of which must come from collateralized equity contributions. As of December 31, 2012, the construction of CVSR had not deviated from the budgeted project cost in any material respect. CVSR's EPC agreement with SunPower provides for liquidated damages in the event of certain construction delays.

              In September 2011, NRG acquired CVSR from SunPower. CVSR was comprised of a 210 MW solar generation facility and a 40 MW solar generation facility, both of which had separate PPAs with PG&E and at the time of acquisition were in the early stages of construction.

              Power Purchase Agreements.    All energy, capacity, green attributes and ancillary products and services are sold to PG&E pursuant to PPAs. Revenues from such sale consist of a fixed payment based on production, which is adjusted by TOD factors. These TOD factors result in higher payments during peak hours.

              Under the PPA for the 210 MW generation facility ("CVSR PPA I") and the PPA for the 40 MW generation facility ("CVSR PPA II"), the guaranteed CODs are designated as December 2013 and December 2012, respectively, and the related PPAs expire in October 2038 and December 2037, respectively. As of December 31, 2012, all 40 rated MW under CVSR PPA II had reached commercial operations thereby satisfying the obligations thereunder. Until October 2013, portions of the facility under CVSR PPA I that achieve commercial operations may sell their energy, capacity, green attributes and ancillary products to PG&E for a reduced fixed payment. As of December 31, 2012, 87 MW under CVSR PPA I had reached commercial operations and is selling its energy, capacity, green attributes and ancillary products to PG&E for a reduced fixed payment. Under CVSR PPA I, the guaranteed COD may be extended for 720 days for delays and force majeure. Failure of CVSR PPA I to achieve commercial operations by December 31, 2013 may obligate CVSR to pay liquidated damages in an amount not to exceed $7.5 million; additional liquidated damages would be incurred thereafter, provided, that such delay liquidated damage payment would be reimbursable by SunPower under the EPC agreement, as further described below. In the event that such COD is not met (subject to any applicable extension periods), PG&E will have the option to declare an event of default under the applicable PPA, which may lead to a termination of such PPA.

              Engineering, Procurement and Construction Agreement.    CVSR is under a fixed-price contract with SunPower, with Bechtel Corporation as the primary subcontractor, for the design, engineering, construction and commissioning. The facility utilizes PV modules manufactured by and integrated with a single-axis tracking system developed by SunPower and inverters manufactured by SMA Solar. Because CVSR integrates an innovative tracking system, the facility qualified under the Section 1703 DOE Loan Guarantee Program for innovative renewable technologies.

              The module and inverter equipment are subject to long-term limited warranties. The module equipment is subject to a 12-year limited power warranty where the power output is less than 90% of its minimum peak power capability and a 25-year limited power warranty where the power output is less than 80% of its minimum peak power capability. Such warranties provide protections associated with equipment non-performance by requiring Sunpower to either provide additional modules or by providing monetary compensation equivalent to the cost of additional modules required to make up for the loss in power or by repairing or replacing the defective modules. The modules are also subject to a ten-year defect warranty with SunPower. The inverters are covered by 24-month defect and design warranties under the EPC agreement.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Utility Scale Solar—CVSR" for a description of the CVSR O&M agreement.

              Transmission Interconnection Agreements.    In February 2011, CVSR entered into a LGIA with PG&E and the CAISO that provides for the facility's interconnection to the CAISO controlled transmission grid. Under the LGIA, PG&E will reimburse CVSR for the cost of constructing the interconnection and necessary network upgrades over a five-year period that commences at COD. CVSR is also responsible for all reasonable costs associated with operating, maintaining, repairing and replacing the distribution or interconnection facilities. The LGIA has an initial 30-year term with automatic renewal provisions for successive one-year terms.

              Project-Level Financing.    The facility is financed by a project-level $380 million cash grant bridge loan and $856 million term loan on a non-recourse basis with the Federal Financing Bank that closed in September 2011. The term loan matures in February 2037, accrues interest at a fixed rate based on U.S. Treasury rates plus 37.5 basis points and is subject to an amortization schedule. Principal debt amortization amounts will be paid semi-annually. CVSR has also entered into a series of LIBOR-based swaption agreements with certain counterparties with a notional value of $686 million to hedge the interest rate risk. These swaptions mature over a series of scheduled settlement dates through October 2013. The swaption interest rates range from 2.4% to 3.05%. As of September 30, 2012, five settlement dates were remaining.

              CVSR is eligible to apply for the 1603 Cash Grant Proceeds and intends to use such proceeds received to repay the cash grant bridge loan. In connection with the DOE loan financing, there is credit support from NRG and SunPower to support the repayment of the cash grant bridge loan. We will benefit from such credit support pursuant to a contractual arrangement with NRG entered into in connection with this offering, pursuant to which NRG has guaranteed our obligations to the DOE to the extent they arise under the DOE loan financing. As of September 30, 2012, $372 million of the cash grant bridge loan and $176 million of the term loan were outstanding. The CVSR project expects to receive 1603 Cash Grant Proceeds of approximately $199 million by the end of the second quarter of 2013 and approximately $222 million within 60 to 90 days of achieving COD on the final phase of the project. Upon receipt of such 1603 Cash Grant Proceeds, we estimate that all such proceeds will be used to pay down any outstanding cash grant bridge loan, with any remaining proceeds distributed to the owners of the project. The CVSR project financing does not include a liquidity facility. As of September 30, 2012, NRG had posted $9 million in letters of credit in support of CVSR's obligations under the PPA. As discussed in "Use of Proceeds," we currently intend to use proceeds from this offering to collateralize our remaining equity funding obligations for CVSR. As of December 31, 2012, the remaining equity funding obligation was $136 million. Pursuant to the DOE loan agreement, upon achieving commercial operations of all phases, CVSR will be subject to a dividend payment test whereby the project will be permitted to pay semi-annual dividends if the debt service coverage ratio for the last twelve months and the next twelve months is at least 1.2x.

Distributed Solar

              The following sets forth our distributed solar assets:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
AZ DG Solar Projects	AZ	5	100.0%	5	Solar	December 2010– January 2013	Various public entities	2025–2033
PFMG DG Solar Projects	CA	9	51.0%	5	Solar	October 2012– December 2012	Various public entities	2032

    AZ DG Solar Projects

              Overview.    The AZ DG Solar Projects are a 5 MW portfolio of distributed solar facilities located in Arizona. The portfolio consists of 20 solar PV canopy and ground-mounted generating systems at school districts, community center and fire district sites. Fourteen of the sites have achieved commercial operations ranging from December 2010 to November 2011 and four reached commercial operations in January of 2013. We own a 100% membership interest in the portfolio.

              Power Purchase Agreements and Cash Incentives.    The AZ DG Solar Projects sells all of their energy under nine separate 15 to 20 year PPAs as set forth in the table below. Revenues consist of fixed payments based on production and escalate annually.

              The following sets forth the locations of our AZ DG Solar Projects:

Location	Rating	COD or Expected COD	Rated MW	# of Sites	PPA Term at COD
Arlington Elementary School District	No public rating	June 2011	0.2	1	20
City of El Mirage	A+/A1	October 2011	0.2	2	20
Continental School District No. 39	A	December 2010	0.3	1	15
Gila Bend School District No. 24	No public rating	December 2010	0.6	1	20
Payson Unified School District No. 10	Aa3	December 2010	1.2	3	15
Phoenix Elementary School District	AA-	September 2011	1.1	4	15
Vail Unified School District	A-	November 2011	0.5	2	20
Flagstaff Unified School District	AA-/AA2	December 2012	0.3	2	20
Sun City West Fire District	No public rating	January 2013	0.2	4	20

Total			4.7	20

              In addition, the portfolio receives cash incentive payments via 15 to 20 year REC purchase agreements with Arizona Public Service, Trico Electric Cooperative and TEP.

              Engineering, Procurement and Construction Agreement.    The AZ DG Solar Projects were constructed and commissioned by CORE Construction with the exception of Payson Unified School District that was constructed by Kinney Construction LLC. The portfolio utilizes modules manufactured by Yingli Solar and Kyocera Solar, Inc. and inverters manufactured by Advanced Energy Industries, Inc. The module and inverter equipment are subject to limited warranties that are applicable ranging from 10 to 25 years and 10 to 20 years, respectively.

              Operations & Maintenance.    Clean Energy Constructors provides day-to-day O&M services pursuant to purchase orders that include a fixed price for preventive maintenance and time and materials for reactive repairs. The AZ DG Solar Projects are currently negotiating a five-year O&M services agreement with Clean Energy Constructors which they anticipate executing by the second quarter of 2013.

              Project-Level Financing.    The AZ DG Solar Projects have no project-level financing and have not been pledged to any third party.

    PFMG DG Solar Projects

              Overview.    The PFMG DG Solar Projects are a 9 MW portfolio of distributed solar facilities located in Southern California. The portfolio consists of 21 solar PV canopy and ground-mounted generating systems at various schools and municipal sites. The systems commenced commercial operations during October 2012 through December 2012. We own a 51% membership interest in PFMG 2011 Finance Holdco, LLC, the portfolio's holding company. PsomasFMG, LLC, an unaffiliated third party ("PsomasFMG"), owns the remaining membership interests in the PFMG DG Solar Projects. While we hold a 51% membership interest, we will initially receive 100% of the portfolio cash flows until we achieve an agreed threshold return, with cash flows shared equally with PsomasFMG thereafter. The PFMG DG Solar Projects are eligible to receive California Solar Initiative Performance Based Incentives administered by SCE, which is forecasted to exceed approximately $7.5 million over the first five years of commercial operation.

              Power Purchase Agreements.    The PFMG DG Solar Projects sell all of their energy under five separate 20-year PPAs, the largest of which are with the Hart School District (5.5 MW) and the County of Orange (2.8 MW), both located in California. Revenues consist of a fixed payment based on production, with average annual escalation rate of 4.2%.

              The following sets forth the locations of our PFMG DG Solar Projects:

Location	Rating	COD	Rated MW	# of Sites	PPA Term at COD
Hart Union School District	A+/A1	October 2012	5.5	9	20
County of Orange	AA-/Aa1	December 2012	2.8	8	20
Wilsona School District	No public rating	October 2012	0.4	2	20
Mesa Union (Palmdale) School District	AA-/Aa3	October 2012	0.3	1	20
Hughes Elizabeth School District	No public rating	October 2012	0.1	1	20

Sub Total			9.1	21

              Engineering, Procurement and Construction Agreement.    The PFMG DG Solar Projects were designed, engineered, constructed and commissioned pursuant to an EPC agreement with Rosendin Electric, Inc. The portfolio utilizes modules manufactured by Trina Solar and inverters manufactured by Power One, Inc. The module and inverter equipment are subject to limited warranties that are applicable for 25 years and 10 years, respectively. Such warranties provide protections against costs associated with equipment non-performance. In addition, Rosendin Electric has provided a 10-year workmanship and design warranty for the portfolio as part of the EPC agreement.

              Operations & Maintenance.    True South Renewables provides day-to-day O&M services under a ten-year agreement with each project company, which term may be extended for an additional 5-year period upon the mutual agreement of True South Renewables and the applicable project company. Pursuant to the terms of such agreements, True South Renewables is paid a fixed annual fee which escalates 2.5% each year. The annual fee is payable 10% on the effective date with the balance payable quarterly. Up to 50% of the annual fee may be reduced based on system size for any systems taken off-line or terminated. In addition, under each such agreements, True South Renewables has agreed to provide a performance and availability guarantee, which requires True South Renewables to pay liquidated damages to the applicable project company representing its lost revenues if its effective availability falls below 99%.

              Project-Level Financing.    The construction of the portfolio was financed by NRG Solar LLC, an NRG affiliate, and subsequently refinanced pursuant to a single-investor sale-leaseback transaction. The lease commenced on December 19, 2012. The base lease term is 18 years followed by fair market value renewal periods. Under the sale-leaseback structure, the PFMG DG Solar Projects holding company, PFMG 2011 Finance Holdco, LLC, owns 100% of PFMG Apple I, LLC, as lessee, and the lessee owns 100% of five project-level subsidiary lessees, which represents the school districts and County of Orange. Each lessee has its own lease payment schedule payable to the lessor and each such lessee must separately maintain a required rent coverage level of 1.0x to avoid a default and 1.2x to permit distributions. As of September 30, 2012, PFMG DG Solar Projects were not yet subject to rent coverage ratio tests. All lessees have early fair market value buyout options at year nine.

Wind

              The following sets forth our sole wind generation asset:

							PPA Terms
		Rated MW		Net MW
Asset Name	Location		Ownership		Fuel	COD	Counterparty	Expiration
South Trent	Sweetwater, TX	101	100.0%	101	Wind	January 2009	AEP Energy Partners	2029

    South Trent

              Overview.    South Trent is a 101 net MW wind generation facility located in Nolan and Taylor counties near the town of Sweetwater, Texas, which commenced operations in January 2009. We own a 100% membership interest in South Trent, which is situated on over 9,000 acres leased by NRG. The facility is interconnected to the ERCOT system at the Eskota substation. In June 2010, NRG acquired South Trent as an operating facility.

              Power Purchase Agreement.    All energy, capacity and green attributes are sold to AEP Energy Partners pursuant to a PPA that expires in January 2029. Revenues consist of a fixed payment based on electricity production. The PPA offtaker's obligations are guaranteed by American Electric Power Company, Inc.

              Equipment.    South Trent is composed of 44 turbines manufactured by Siemens, each capable of producing 2.3 MW of power. Each turbine has a 93-meter rotor diameter and a step up transformer that converts the facility's voltage of 34.5 kV to the grid voltage of 138 kV. Electricity from each turbine is carried through a 6.6 mile overhead line to the Eskota substation where the line interconnects with ERCOT's interconnection system.

              Operations & Maintenance.    See "Certain Relationships and Related Party Transactions—Project-Level Management and Administration Agreements—Wind—South Trent" for a description of the South Trent project administration agreement.

              Project-Level Financing.    As part of its acquisition of South Trent, NRG assumed the facility's financing arrangements, which included a $79 million non-recourse project-level term loan and $8 million in a letter of credit facility entered into with a syndicate of financial institutions that closed in June 2010. The term loan and letter of credit facility mature in June 2020 and accrue interest at a rate of LIBOR plus 250 basis points (subject to biennial step-ups as stipulated in the term loan agreement). The term loan is also subject to an amortization schedule. Principal debt amortization amounts are paid quarterly. As of September 30, 2012, approximately $73 million of the term loan was outstanding and approximately $1 million was outstanding under the letter of credit facility. South Trent's project financing also included credit support for the plant's obligations under the PPA in the form of a $10 million additional letter of credit facility (maturing in June 2020), of which $10 million was outstanding as of September 30, 2012. In addition, in June 2010 South Trent Holdings LLC issued a $34 million promissory note to its parent, NRG Repowering Holdings LLC, proceeds of which were used to fund its equity investment. The promissory note matures in June 2020 and accrues interest at LIBOR plus 200 basis points. As of September 30, 2012, $27 million was outstanding under the note. NRG intends to convert this promissory note to equity prior to consummation of this offering.

              Pursuant to the term loan agreement, South Trent is subject to a dividend payment test whereby dividends are permitted to be paid on a quarterly basis if the debt service coverage ratio for the prior twelve months and for the next twelve months are equal to or exceed 1.2x. As of September 30, 2012, South Trent has satisfied its debt service coverage ratios, as tested each quarter since June 30, 2010.

    Thermal

              Overview.    Based on our management's industry knowledge and expertise, we believe NRG Thermal LLC, an NRG affiliate ("NRG Thermal"), is among the largest owners and operators of thermal heating and cooling systems in terms of MWt in the United States with eight systems in eight metropolitan areas. In addition, NRG Thermal also operates five power generation and/or thermal facilities on behalf of customers under long-term operating agreements. NRG Thermal has over 550 steam and chilled water customers and electricity produced by its 123 net MW of thermal generation assets is either sold customers under fixed price contracts or to the local power grid. We own a 100% membership interest in NRG Thermal.

              All subsidiaries of NRG Thermal produce steam and hot water and/or chilled water and certain subsidiaries produce electricity. The steam or water is piped through an underground distribution networks to individual buildings for heating, cooling or industrial use. Revenues are derived primarily from retail customers (primarily commercial and industrial) with rates determined either through negotiated long-term contracts or by regulated public utility tariffs. The contracts or tariffs typically contain capacity or demand elements, mechanisms for fuel cost recovery or the recovery of operating expenses. NRG Thermal's San Francisco, Pittsburgh and Harrisburg subsidiaries are regulated by their respective state's public utility commissions. NRG Thermal files periodic tariff applications with these commissions for tariff-related adjustments, which apply until a new application is filed and agreed upon between NRG Thermal and the applicable public utility commission. NRG Thermal's Minneapolis, Phoenix, and San Diego subsidiaries have long-term bilateral customer contracts ranging from 10 to 30 years. The Princeton subsidiary has bilateral customer contracts for initial 13-year terms. The Dover subsidiary has bilateral customer contracts for initial 3 to 5 year terms. All such bilateral contracts reflect negotiated rates for the delivery of steam and hot water and/or chilled water and electricity production, as applicable. The rates charged by NRG Thermal's Pittsburgh subsidiary for delivery of steam and chilled water production reflect the then applicable tariffs agreed upon between NRG Thermal and the state's public utility commission. NRG Thermal's Dover, Paxton and Princeton subsidiaries also provide electricity, with Princeton's electricity output contracted to its offtaker. Dover's and Paxton's generation capacity is bid in the PJM-administered RPM auctions and through an arrangement with NRG Power Marketing their energy is sold into the PJM energy market.

              The following table summarizes NRG Thermal's eight systems as of September 30, 2012:

Name and Location of Facility	% Owned	Offtaker	Rated Megawatt Thermal Equivalent Capacity (MWt)	Generating Capacity
NRG Energy Center Minneapolis, MN	100.0	Approx. 100 steam and 50 chilled water customers	334 141	Steam: 1,140 MMBtu/hr. Chilled Water: 40,200 tons
NRG Energy Center San Diego, CA	100.0	Approx 20 chilled water customers	26	Chilled water: 7,425 tons
NRG Energy Center San Francisco, CA	100.0	Approx 175 steam customers	133	Steam: 454 MMBtu/Hr.
NRG Energy Center Pittsburgh, PA	100.0	Approx 25 steam and 25 chilled water customers	87 46	Steam: 296 MMBtu/hr. Chilled water: 12,920 tons
NRG Energy Center Dover, DE	100.0	Kraft Foods Inc. and Proctor & Gamble Company	22	Steam: 75 MMBtu/hr.
NRG Energy Center Harrisburg, PA	100.0	Approx 140 steam and 3 chilled water customers	129 8	Steam: 440 MMBtu/hr. Chilled water: 2,400 tons
NRG Energy Center Phoenix, AZ	100.0	Approx 30 chilled water customers	134	Chilled water: 38,100 tons
NRG Energy Center Princeton, NJ	100.0	Princeton Healthcare System	21 17	Steam: 72 MMBtu/hr. Chilled Water: 4,700 tons

		Total:	1,098

              The following table summarizes the three systems that have thermal power generation capability as of September 30, 2012:

Name and Location of Facility	Power Market/ Zone	% Owned	Net Capacity (MW)	Primary Fuel Type
NRG Energy Center Paxton, PA	PJM	100.0	12	Natural gas
NRG Energy Center Princeton, NJ	PJM	100.0	5	Natural gas
NRG Energy Center Dover, DE	PJM	100.0	106	Natural gas Coal(1)

		Total:	123

(1)
In the process of converting the coal-fired generating unit into a natural gas-fired generating unit. This conversion is expected to be completed by June 2013.

              Operations & Maintenance.    Each subsidiary's labor force is provided by an NRG affiliate. Such staff performs all operations, customer service and marketing functions. In addition, such staff either performs required maintenance or engages third-party contractors to perform certain work.

              Fuel Supply Arrangements.    NRG Thermal's heating systems are equipped with boilers that are typically fueled by natural gas or oil. NRG Thermal's subsidiaries typically have the ability to recover fuel costs from their customers either through contractual or regulatory adjustment mechanisms. However, to the extent such adjustment mechanisms are not available, NRG Thermal may enter into forward commodity contracts to manage commodity risk exposure.

              Dover Repowering.    The Dover system consists of two dual-fueled combustion turbines with a net capacity of 88 MW and a coal-fired steam turbine with a net capacity of 18 MW. The repowering project currently in process will reconfigure the coal-fired steam turbine by equipping one of the existing combustion turbines with a heat recovery steam generator, selective catalytic reduction emissions controls and duct burners to supply steam to the existing steam turbine in combined cycle mode and produce excess steam. Upon completion in June 2013, Dover's total net electricity capacity will be 106 net MW. Dover's total repowering costs is expected to be approximately $26 million and as of September 30, 2012, approximately $12 million had been incurred.

              Project-Level Financing.    As of September 30, 2012, NRG Thermal had consolidated non-recourse fully amortizing loans outstanding of $143 million, which accrue at fixed interest rates ranging from 5.95% to 7.31% and have maturities ranging from 2013 to 2025.

              Pursuant to the note purchase agreements, NRG Thermal is subject to a dividend payment test whereby quarterly dividends are permitted if the debt service coverage ratio is at least 1.70x. As of September 2012, NRG Thermal had met all of its debt service coverage ratio tests to date.

Government Incentives

              U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost of renewable energy and to accelerate the adoption of renewable energy. These incentives include accelerated depreciation and bonus depreciation for eligible renewable projects, as well as tax credits, cash grants and rebate programs. These incentives help catalyze private sector investments in renewable energy and efficiency measures, including the installation and operation of both solar and wind generation assets.

              The federal government provides the Federal ITC, which allows a taxpayer to claim a credit of 30% of qualified expenditures for a solar generation facility that is placed in service on or before December 31, 2016. This credit is scheduled to be reduced to 10% effective January 1, 2017, subject to applicable safe harbor relief. Solar power facilities that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the U.S. Treasury under section 1603 of the ARRA. The federal government also allows for a PTC, which is a per-kilowatt-hour tax credit for electricity generated by qualified energy resources. The duration of the credit is generally 10 years after the date the facility is placed in service. Qualified wind projects with respect to which construction has not begun before January 1, 2014 are not eligible for the PTC unless such credit is extended. We have and expect to continue to use some of these government incentives with respect to the financing of our renewable generation facilities.

              Many state governments, investor-owned utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentives for the installation and operation of a solar generation facility or energy efficiency measures. Capital costs or "up-front" rebates provide funds to solar customers based on the cost, size or expected production of a customer's solar generation facility. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar generation facility during a pre-determined period, and they are paid over that time period. We have and expect to continue to take advantage of state incentive programs with respect to the operation of our solar power facilities.

              Many states have also adopted procurement requirements for renewable generation. Twenty-nine states have adopted an RPS that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable generation resources, such as wind and solar generation facilities, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates ("RECs"). Renewable energy facility owners often are able to sell RECs to utilities directly or in REC markets. In several of the states in which our renewable energy facilities operate, we sell RECs directly to the utilities.

Regulatory Matters

              As owners and operators of electric generation and thermal facilities and participants in wholesale energy markets, certain Yieldco entities will be subject to regulation by various federal and state government agencies. These include the Commodities Futures Trading Commission ("CFTC"), FERC and the PUCT, as well as other public utility commissions in certain states where NRG's generating, thermal, or distributed generation assets are located. In addition, Yieldco will be subject to the market rules, procedures and protocols of the various RTO and ISO markets in which it will participate.

              Our initial operations within the ERCOT footprint will not be subject to rate regulation by the FERC, as they are deemed to operate solely within the ERCOT market and not in interstate commerce. As discussed below, these operations are subject to regulation by PUCT.

CFTC

              The CFTC, among other things, has regulatory oversight authority over the trading of electricity and natural gas commodities, including financial products and derivatives, under the Commodity Exchange Act ("CEA"). On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which, among other things, aims to improve transparency and accountability in derivative markets. The Dodd-Frank Act increases the CFTC's regulatory authority on matters related to over-the-counter derivatives, market clearing, position reporting, and capital requirements. Yieldco expects that in 2013 the CFTC will clarify the scope of the Dodd-Frank Act and issue final rules concerning a central clearing and execution exemption for derivative end-users, margin requirements for transactions, the definition of a "swap" and other issues that will affect NRG's over-the-counter derivatives trading. Because there are many details that remain to be addressed in CFTC rulemaking proceedings, at this time we cannot measure the expected impact to Yieldco on its current operations or collateral requirements.

FERC

              The FERC, among other things, regulates the transmission and the wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act ("FPA"). The transmission of electric energy occurring wholly within ERCOT is not subject to the FERC's jurisdiction under Sections 203 or 205 of the Federal Power Act. Under existing regulations, the FERC determines whether an entity owning a generation facility is an EWG, as defined in the Public Utility Holding Company Act of 2005 ("PUHCA of 2005"). The FERC also determines whether a generation facility meets the ownership and technical criteria of a Qualifying Facility ("QF"), under Public Utility Regulatory Policies Act of 1978 ("PURPA"). Each of NRG's non-ERCOT U.S. generating facilities which Yieldco will acquire in the Asset Transfer qualifies as a QF, or the related subsidiary owning such facility (which Yieldco will acquire in the Asset Transfer) qualifies as an EWG.

              Federal Power Act—The FPA gives the FERC exclusive rate-making jurisdiction over the wholesale sale of electricity and transmission of electricity in interstate commerce of public utilities (as defined by the FPA). Under the FPA, the FERC, with certain exceptions, regulates the owners of facilities used for the wholesale sale of electricity or transmission in interstate commerce as public utilities, and establishes market rules that are just and reasonable.

              Public utilities are required to obtain the FERC's acceptance, pursuant to Section 205 of the FPA, of their rate schedules for the wholesale sale of electricity. All of NRG's non-QF generating entities located outside of ERCOT which Yieldco will acquire in the Asset Transfer make sales of electricity pursuant to market-based rates, as opposed to traditional cost-of-service regulated rates. Every three years FERC will conduct a review of Yieldco's market based rates and potential market power on a regional basis, consistent with FERC's prior reviews of NRG's market based rates and potential market power.

              The FPA also gives the FERC jurisdiction to review certain transactions and numerous other activities of public utilities. Section 203 of the FPA requires the FERC's prior approval for the transfer of control of assets subject to the FERC's jurisdiction. The FERC must consent to the transfer of NRG's generating assets that are subject to the FERC's jurisdiction in the Asset Transfer, prior to the transfer of such assets. Section 204 of the FPA gives the FERC jurisdiction over a public utility's issuance of securities or assumption of liabilities. However, the FERC typically grants blanket approval for future securities issuances and the assumption of liabilities to entities with market-based rate authority.

              In accordance with the Energy Policy Act of 2005, the FERC has approved the NERC as the national Energy Reliability Organization ("ERO"). As the ERO, NERC is responsible for the development and enforcement of mandatory reliability standards for the wholesale electric power system. In addition to complying with NERC requirements, each NRG entity must comply with the requirements of the regional reliability entity for the region in which it is located.

              Public Utility Holding Company Act of 2005—PUHCA of 2005 provides the FERC with certain authority over and access to books and records of public utility holding companies not otherwise exempt by virtue of their ownership of EWGs, QFs, and Foreign Utility Companies. Yieldco will be a public utility holding company after consummation of the Asset Transfer, but because all of the generating facilities to be acquired by Yieldco in the Asset Transfer have QF status or are owned through EWGs, Yieldco will be exempt from many of the accounting, record retention, and reporting requirements of the PUHCA of 2005.

              Public Utility Regulatory Policies Act—PURPA was passed in 1978 in large part to promote increased energy efficiency and development of independent power producers. PURPA created QFs to further both goals, and the FERC is primarily charged with administering PURPA as it applies to QFs. Certain QFs are exempt from regulation, either in whole or in part, under the FPA as public utilities.

Regulatory Developments

              In New England, New York, the Mid-Atlantic region, the Midwest and California, FERC has approved RTOs and/or ISOs. Most of these entities administer wholesale centralized bid-based spot markets for electric energy in their regions pursuant to tariffs approved by FERC and associated RTO/ISO market rules, and some also administer bid-based auction markets for capacity. These tariffs/market rules dictate how the capacity and energy markets operate, how market participants may make bilateral sales with one another, and how entities with market-based rates are compensated within those markets. The RTO/ISOs in these regions also control access to and the operation of the transmission grid within their regions. In Texas, pursuant to a 1999 restructuring statute, the PUCT granted similar responsibilities to ERCOT. NRG is affected by rule/tariff changes that occur in the RTO/ISO regions. While our cash flows are not typically directly tied to energy markets, we are still subject to many of the rules governing the transmission and delivery of energy in these RTOs and ISOs. Additionally, several of our thermal facilities are directly affected by fluctuations in energy and capacity prices in the PJM market.

Seasonality

              Our quarterly operating results and cash flows can be significantly affected by weather. We expect to derive a majority of our annual revenues in the months of May through September, when demand for electricity is generally at its highest in our core markets and when some of our offtake arrangements provide for higher payments to us. Further, power demand is generally higher in the summer months, which we expect to be our most important season. We expect that the winter months of December through March, when energy demand is sustained as a result of cold weather, will be our second most important season.

Competition

              Power generation is a capital-intensive, commodity-driven business with numerous industry participants. We compete on the basis of the location of our plants and ownership of portfolios of plants in various regions, which increases the stability and reliability of our energy supply. Power generation is a regional business that is currently highly fragmented and diverse in terms of industry structure. As such, there is a wide variation in terms of the capabilities, resources, nature and identity of the companies with whom we compete with depending on the market. Competitors include regulated utilities, other independent power producers and power marketers or trading companies, including those owned by financial institutions, municipalities and cooperatives.

              Our thermal business has certain cost efficiencies that may form barriers to entry. Generally, there is only one district energy system in a given territory, for which the only competition comes from on-site systems. While the district energy system can usually make an effective case for the efficiency of its services, some building owners nonetheless may opt for on-site systems, either due to corporate policies regarding allocation of capital, unique situations where an on-site system might in fact prove more efficient, or because of previously committed capital in systems that are already on-site. Growth in existing district energy system generally comes from new building construction or existing building conversions within the service territory of the district energy provider.

Environmental Matters

              We will be subject to a wide range of environmental regulations across a broad number of jurisdictions in the development, ownership, construction and operation of domestic projects after consummation of the Asset Transfer. These laws and regulations generally require that governmental permits and approvals be obtained before construction and during operation of power plants. Environmental laws have become increasingly stringent and we expect this trend to continue. The electric generation industry will face new requirements to address protection of wildlife, including threatened and endangered species, air emissions, climate change, combustion byproducts and water use. In general, future laws and regulations are expected to require the addition of emission controls or other environmental quality equipment or the imposition of certain restrictions on the operations of our facilities. We expect that future liability under, or compliance with, environmental requirements could have a material effect on its operations or competitive position.

Federal Environmental Initiatives

              Environmental Regulatory Landscape—A number of federal and state regulations with the potential for impact are in development or under review including National Ambient Air Quality Standards ("NAAQS") revisions, the California Environmental Quality Act and National Emission Standards for Hazardous Air Pollutants for Industrial, Commercial, and Institutional Boilers ("ICI NESHAPS") and water use. While most of these regulations have been considered for some time, the outcomes and any resulting impact on Yieldco cannot be fully predicted until the rules are finalized.

Overview of Notable Environmental Regulations

              The relative economics of various fuel generation assets are greatly impacted by state, regional and federal environmental laws and regulations. Over the past several years the United States Environmental Protection Agency ("EPA") has promulgated notable environmental regulations that will increase the cost advantages of, and reliance upon, renewable resources and efficient natural gas facilities. These regulations include legislation commonly referred to as CAIR and MATS.

Clean Air Interstate Rule (CAIR)

              CAIR applies to twenty-eight states and the District of Columbia to reduce annual sulfur dioxide ("SO2") emissions, annual nitrogen oxides ("NOx") emissions and/or ozone seasonal NOx emissions through cap-and-trade programs. The rule was found to be flawed by the court in 2009 and was remanded to the EPA while remaining in place. On July 6, 2011, the EPA finalized the Cross State Air Pollution Rule ("CSAPR") which was subsequently challenged and vacated in 2012. CAIR remains in place while the EPA prepares a replacement to address cross state contribution to meeting ozone and particulate matter.

Mercury and Air Toxics Standards (MATS)

              On December 16, 2011, the EPA finalized MATS, a rule specifically aimed at reducing the emissions of mercury and other toxic air pollutants from new and existing electric generating facilities. MATS establishes numerical emissions limits for mercury, particulate matter (a proxy for toxic non-mercury metals) and hydrochloric acid (a proxy for all toxic acid gases). The rule applies to all electric generating units larger than 25MW that are fueled by either coal or oil. At the time of introducing the rule, the EPA estimated that approximately 40% of U.S. coal-fired generating units did not use advanced air pollutant controls and therefore could be impacted by this legislation.

Climate Change

              In the United States, a number of regulatory initiatives are underway to limit greenhouse gas or ("GHG") emissions. The U.S. Supreme Court determined that GHG emissions fall within the Clean Air Act ("CAA") definition of an "air pollutant," and in response the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions. In 2010, the EPA issued a final rule, known as the "Tailoring Rule," that makes certain fossil fuel fired power plants and modifications to such plants subject to permitting requirements for GHGs. In April 2012, the EPA proposed a rule under the New Source Performance Standard, or NSPS, section of the Clean Air Act, or CAA, to limit the carbon dioxide ("CO2") emissions from new fossil-fuel-fired electric generating units. The proposed limit is 1000 pounds of CO2 per MWh, about the emission rate of a combined cycle gas turbine and cannot be achieved by coal-fired units without carbon capture and storage technology. The proposed standard is in effect until the final rule is published. We expect the EPA to issue another rule that will require states to develop CO2 standards that would be applicable to existing fossil-fueled generating facilities. However, the EPA has not yet proposed any such standard, and would need to provide time to states to implement it, such that existing source CO2 standards likely will not be implemented until 2018 or later. Moreover, the content of such standards is currently unknown, and they could be substantially less stringent than the new source standards.

              In advance of federal legislation, states in the northeast and California have adopted regional and state legislation, respectively, to reduce greenhouse gas emissions through cap-and-trade programs.

              Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact us. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources, our products would become more desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these developments may affect our operations; however, given that our assets are primarily renewable, combined heat and power, or natural gas-fired, increased GHG regulation is likely to benefit us relative to our competitors.

Site Remediation Matters

              Under certain federal, state and local environmental laws and regulations, a current or previous owner or operator of any facility, including an electric generating facility, may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products at the facility. Yieldco may also be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and remediation costs incurred by a party in connection with hazardous material releases or threatened releases. These laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended by the Superfund Amendments and Reauthorization Act of 1986, impose liability without regard to whether the owner knew of or caused the presence of the hazardous substances, and the courts have interpreted liability under such laws to be strict (without fault) and joint and several.

Capital Investment

              Information concerning our capital expenditures is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

Employees

              We do not employ any of the individuals who manage our operations. The personnel that carry out these activities are employees of NRG, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from NRG's management team that are expected to be involved in our business, see "Management" and "Executive Officer Compensation."

Properties

              See "—Our Operations—Conventional," "—Our Operations—Utility Scale Solar, "Our Operations—Distributed Solar," "—Our Operations—Wind" and "—Our Operations—Thermal" for a description of our principal properties as of September 30, 2012.

Intellectual Property

              Yieldco Inc., as licensee, has entered into a licensing agreement with NRG pursuant to which NRG has granted us a non-exclusive, royalty-free license to use the name "NRG" and the NRG logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the "NRG" name or the NRG logo. NRG may terminate the licensing agreement immediately upon termination of the Management Services Agreement and it may be terminated in the circumstances described under "Certain Relationships and Related Party Transactions—Licensing Agreement."

Legal Proceedings

              We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please read "—Regulatory Matters" and "—Environmental Matters."

MANAGEMENT

Executive Officers and Directors

              Below is a list of names, ages and a brief account of the business experience of our persons to be appointed to serve as our executive officers and directors prior to the consummation of this offering, each as of January 1, 2013.

Name	Age	Position
David W. Crane	53	President and Chief Executive Officer
Kirkland B. Andrews	44	Executive Vice President and Chief Financial Officer
Mauricio Gutierrez	41	Executive Vice President and Chief Operating Officer
David R. Hill	49	Executive Vice President and General Counsel
		Director
		Director
		Director

David Crane, President and Chief Executive Officer

              Mr. Crane has served as the President, Chief Executive Officer of NRG and a director of NRG since December 2003. Prior to joining NRG, Mr. Crane served as Chief Executive Officer of International Power plc, a UK-domiciled wholesale power generation company, from January 2003 to November 2003, and as Chief Operating Officer from March 2000 through December 2002. Mr. Crane was Senior Vice President—Global Power New York at Lehman Brothers Inc., an investment banking firm, from January 1999 to February 2000, and was Senior Vice President—Global Power Group, Asia (Hong Kong) at Lehman Brothers from June 1996 to January 1999. Mr. Crane is also a director of El Paso Corporation.

Kirkland B. Andrews, Executive Vice President and Chief Financial Officer

              Mr. Andrews has served as Executive Vice President and Chief Financial Officer of NRG Energy since September 2011. Prior to joining NRG, he served as Managing Director and Co-Head Investment Banking, Power and Utilities—Americas at Deutsche Bank Securities from June 2009 to September 2011. Prior to this, he served in several capacities at Citigroup Global Markets Inc., including Managing Director, Group Head, North American Power from November 2007 to June 2009, and Head of Power M&A, Mergers and Acquisitions from July 2005 to November 2007. In his banking career, Mr. Andrews led multiple large and innovative strategic, debt, equity and commodities transactions.

Mauricio Gutierrez, Executive Vice President, Chief Operating Officer

              Mr. Gutierrez has served as Executive Vice President and Chief Operating Officer of NRG since July 2010. In this capacity, Mr. Gutierrez oversees NRG's Plant Operations, Commercial Operations, Environmental Compliance, as well as the Engineering, Procurement and Construction division. He previously served as Executive Vice President, Commercial Operations, from January 2009 to July 2010 and Senior Vice President, Commercial Operations, from March 2008 to January 2009. In this capacity, he was responsible for the optimization of NRG's asset portfolio and fuel requirements. Prior to this, Mr. Gutierrez served as Vice President Commercial Operations Trading from May 2006 to March 2008. Prior to joining NRG in August 2004, Mr. Gutierrez held various positions within Dynegy, Inc., including Managing Director, Trading—Southeast and Texas, Senior Trader East Power and Asset Manager. Prior to Dynegy, Mr. Gutierrez served as senior consultant and project manager at DTP involved in various energy and infrastructure projects in Mexico.

David R. Hill, Executive Vice President and General Counsel

              Mr. Hill has served as Executive Vice President and General Counsel of NRG since September 2012. Prior to joining NRG, Mr. Hill was a partner and co-head of Sidley Austin LLP's global energy practice group. Prior to joining Sidley Austin, Mr. Hill served as General Counsel of the U.S. Department of Energy from August 2005 to January 2009 and, for the three years prior to that, as Deputy General Counsel for Energy Policy of the DOE. Prior to his federal government services, Mr. Hill was a partner at major law firms in Washington D.C. and Kansas City, Missouri, and handled a variety of regulatory, litigation and corporate matters. He received his law degree from Northwestern University School of Law in Chicago.

Controlled Company

              For purposes of the NYSE rules, we expect to be a "controlled company." Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that NRG will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the NYSE rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Nominating/Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees. Therefore, following this offering if we are able to rely on the "controlled company" exemption, we will not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

              Upon completion of this offering our board of directors will consist of seven members.

              Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors' compliance with corporate governance principles. In fulfilling the board of directors' responsibilities, directors have full access to our management and independent advisors.

              Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our compensation committee oversees risk related to compensation policies. Both our audit and compensation committees will report to the full board of directors with respect to these matters, among others.

Committees of the Board of Directors

              We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance, Conflicts and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

              The Audit Committee will be responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm's qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

              Immediately following this offering, our Audit Committee will consist of Messrs.                 and                . We believe that Messrs.                 qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add additional independent directors to our audit committee within one year of the effective date of the registration statement in order to comply with applicable rules and regulations of our stock exchange. We also believe that Mr.                 qualifies as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt an amended written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance, Conflicts and Nominating Committee

              Our Corporate Governance, Conflicts and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (5) reviewing and approving proposed conflicted transactions between us and an affiliated party (including with respect to any proposed purchase and sale of the NRG ROFO Assets).

              Immediately following this offering, our Corporate Governance, Conflicts and Nominating Committee will consist of Messrs.                 and                . Our board of directors will adopt a written charter for the Corporate Governance, Conflicts and Nominating Committee in connection with this offering, which will be available on our corporate website at                                     upon the completion of this offering. The information on our website is not part of this prospectus.

Other Committees

              Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family Relationships

              There are no family relationships among any of our executive officers.

Code of Ethics

              Prior to completion of this offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Item 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of this prospectus.

EXECUTIVE OFFICER COMPENSATION

Compensation of Our Executive Officers

              We are a newly formed subsidiary of NRG consisting of portions of various parts of NRG's business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business and we currently do not have a compensation committee.

              Our officers will manage the day-to-day affairs of our business. All of our officers are also executive officers of NRG, will have responsibilities to both us and NRG and will devote part of their business time to our business and part of their business time to NRG's business. Compensation of our executive officers will be determined and paid by NRG. We will not be required to reimburse NRG for any portion of that compensation. Our officers, as well as the employees of NRG who provide services to us, may participate in employee benefit plans and arrangements sponsored by NRG, including plans that may be established in the future. Certain of our officers and certain employees of NRG who provide services to us currently hold grants under NRG's equity incentive plans and will retain these grants after the completion of this offering.

              Our officers will be employed and compensated by NRG or a subsidiary of NRG. Each person serving as one of our executive officers is also a named executive officer of NRG, who will allocate their time between managing our business and managing the business of NRG. The responsibility and authority for compensation-related decisions for our executive officers will reside with the NRG compensation committee. NRG has the ultimate decision-making authority with respect to the total compensation of the executive officers that are employed by NRG. Any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Additionally, we do not expect to have any long-term incentive or equity compensation plan in which or our executive officers may participate. We expect that future compensation for our executive officers will be determined and structured in a manner similar to that then currently used by NRG to compensate its named executive officers. We will not reimburse NRG for compensation related expenses attributable to the executive's time dedicated to providing services to us. See "Certain Relationships and Related Party Transactions—Management Services Agreement—Reimbursement of Expenses and Certain Taxes."

Compensation of Our Directors

              The officers of NRG who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of NRG will receive compensation as "non-employee directors" as set by our board of directors.

              Effective as of the closing of this offering, each non-employee director who is not also an officer of NRG will receive a compensation package that will consist of an annual retainer of $            . In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. At the closing of this offering, each non-employee director who is not also an officer of NRG will receive a grant of                . One-third of the                 granted at the closing of this offering will vest on each of the first three anniversaries of the date of grant. Furthermore, Messrs.                 and                , as two of our three independent directors, will resign from the NRG board of directors contemporaneously with the closing of this offering and will surrender their NRG stock in exchange for the shares of our Class A common stock. As a general matter, we expect that in the future each non-employee director who is not also an officer of NRG will receive grants of equity-based awards upon appointment to our board of directors and from time to time thereafter for so long as he or she serves as a director.

              Each member of our board of directors will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth the beneficial ownership of our Class A common stock that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

    •
    beneficial owners of 5% or more of our common stock;

    •
    each of our directors, director nominees and named executive officers; and

    •
    all of our directors and executive officers, as a group.

              The number of shares of our Class A common stock and percentage of beneficial ownership before and after consummation of this offering is presented after giving effect to the Organizational Structure. The number of shares of our Class A common stock and percentage of beneficial ownership after this offering set forth below are based on the shares of our Class A common stock and Yieldco LLC Class B units outstanding immediately after this offering.

              Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                 shares of common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on                 shares of common stock outstanding plus options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o NRG Energy, Inc., 211 Carnegie

Center, Princeton, New Jersey 08540. For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

	Class A Common Stock(1)			Combined Voting Power
	No. of Shares Before Offering	No. of Shares After Offering	No. of Shares After Offering Assuming Exercise of Option to Purchase Additional Shares of Class A Common Stock	% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering(2)	% of Combined Voting Power After Offering Assuming Exercise of Option to Purchase Additional Shares of Class A Common Stock(2)
5% Stockholders
NRG(1)	—	—	—	100%
Named Executive Officers and Directors
David W. Crane
Kirkland B. Andrews	—	—	—	—	—	—
Mauricio Gutierrez	—	—	—	—	—	—
David R. Hill	—	—	—	—	—	—
All Executive Officers and Directors as a Group ( Persons)

(1)
NRG will not own any shares of Class A common stock immediately following this offering. However, NRG will own                Class B common units of Yieldco LLC which are exchangeable for shares of our Class A common stock at any time following this offering. As a result, NRG may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. If NRG exchanged all of its Class B common units for shares of our Class A common stock, it would own none of our shares of Class B common stock, it would own                 shares, or        %, of our Class A common stock and it would hold        % of our combined voting power.

(2)
Each share of our Class B common stock is entitled to                votes per share, for as long as the number of shares of our Class B common stock outstanding constitutes at least        % of the total number of shares of our common stock outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Project-Level Management and Administration Agreements

              While projects are under construction and after they reach COD, affiliates of NRG will provide management support to certain of our project-level entities in accordance with the terms of related O&M agreements, as described below.

Conventional

              El Segundo    El Segundo entered into an Operation and Maintenance Management Agreement, dated as of March 31, 2011, with NRG El Segundo Operations Inc. (the "El Segundo O&M Agreement"). NRG El Segundo Operations Inc. (the "El Segundo Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The El Segundo O&M Agreement expires on the tenth anniversary of the effective date, but may be renewed automatically on the same terms and conditions for an additional 5-year period if El Segundo delivers written notice of its intention to renew the agreement at least 120 days prior to the scheduled expiration; provided, the El Segundo Operator accepts such renewal election by delivering written acceptance within 30 days of receipt of the renewal notice.

  •
  Services.  The El Segundo Operator provides day-to-day O&M services, including but not limited to: managing, supervising, operating and maintaining the facility; managing and coordinating with the equipment suppliers on all scheduled and unscheduled maintenance; managing, operating and maintaining the substations and all transmission facilities and electrical lines; providing individuals as employees, who remain under the exclusive control of the El Segundo Operator; scheduling in coordination with customers under the PPA, all power outages and maintenance shutdowns; and consulting with El Segundo on the development of an operating plan and operating and capital budget and the procurement of fuel if so requested by El Segundo.

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  Compensation.  In consideration for its services, the El Segundo Operator shall receive an annual fixed fee. This fixed fee does not include compensation for services and additional services which are payable as reimbursable expenses. The fixed fee shall be increased (but not decreased) annual for each calendar year after the effective date by a factor of 100% of the percentage change in the Gross Domestic Product Implicit Price Deflator, as published by the Department of Commerce during such calendar year.

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  Termination.  All parties may terminate the El Segundo O&M Agreement if there is an event of default not cured during the applicable cure period. In addition, El Segundo may terminate by written notice if the El Segundo Operator, or an affiliate of the El Segundo Operator, ceases to own directly or indirectly at least 40% of the membership units of NRG West Holdings LLC. Consummation of the Organizational Structure does not constitute such a termination event. The El Segundo Operator may terminate the El Segundo O&M Agreement if changes in applicable laws have a material adverse effect on its ability to realize the anticipated economic benefits originally contemplated by the El Segundo Operator; provided, however, that prior to exercising any such right to terminate, the parties shall undertake good faith negotiations to modify the El Segundo O&M Agreement to avoid or minimize the adverse impact of applicable laws on the El Segundo Operator.

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  Project Administration Services Agreement.  In addition to the El Segundo O&M Agreement, El Segundo entered into a project administration services agreement, dated as of March 31, 2011, with NRG West Coast LLC (the "El Segundo Administrator") for the provisions of certain administrative duties on behalf of the plant (the "El Segundo Project Administrative Services Agreement"). The El Segundo Administrator shall provide such records and other information requested by El Segundo in connection with (i) filing its tax returns, (ii) the maintenance and retention of its books and records, (iii) any financial reporting or other disclosures that may be required, and (iv) any audit, litigation or other proceeding by any governmental authority. The El Segundo Administrator shall also prepare the annual budget for El Segundo. The term and compensation structure are the same for the El Segundo Project Administrative Services Agreement as for the El Segundo O&M Agreement. Either party may terminate the El Segundo Project Administrative Services Agreement for an event of default not cured within the applicable cure period, a change in ownership of the facility or if the other party terminates its company existence.

Utility Scale Solar

              Avenal.    Avenal entered into an Operation and Maintenance Agreement, dated as of January 31, 2011, with NRG Energy Services LLC (the "Avenal O&M Agreement"). NRG Energy Services LLC (the "Avenal Operator") is an indirect wholly-owned subsidiary of NRG.

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  Term.  The Avenal O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in one year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

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  Services.  The Avenal Operator provides day-to-day O&M services, including but not limited to: the management, direction and control of plant personnel, the provision of site reporting and maintenance in connection with the Interconnection Agreement and PPA; operation and maintenance of the plan in a manner consistent with applicable laws taking into account personnel safety, environmental compliance and equipment protection; scheduled routine maintenance and unscheduled corrective maintenance; maintenance of the records of operation of the plant; and the use of commercially reasonable efforts to secure and enforce all warranties for the materials, equipment an components purchased for the plant.

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  Compensation.  In consideration for its services, the Avenal Operator shall receive an annual fee, paid in equal monthly installments, based on an initial annual fee. On January 1st of each year, beginning with January 1, 2012 (each, an "Avenal Adjustment Date"), the compensation shall be adjusted to equal the product of (x) the amount of the compensation prior to such Avenal Adjustment Date and (y) the greater of (i) 1.0 and (ii) the fraction formed by using the CPI of the last month in which the CPI was published as the numerator and the CPI for such month in the prior year as the denominator.

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  Termination.  Either party may terminate the Avenal O&M Agreement upon 30 days prior written notice in the event of the destruction, condemnation or other loss of all or substantially all of the plant or upon the occurrence and continuation of an event of default by the other party. In addition, Avenal may terminate the Avenal O&M Agreement for its convenience with three months prior written notice and the Avenal Operator may terminate for its convenience with one year prior written notice.

              Avra Valley.    Avra Valley entered into an Asset Management Agreement, dated as of August 30, 2012, with NRG Solar Asset Management LLC (the "Avra Valley Asset Management Agreement"). NRG Solar Asset Management LLC (the "Avra Valley Operator") is an indirect wholly-owned subsidiary of NRG.

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  Term.  The Avra Valley Asset Management Agreement will remain in full force and effect following the commencement date until and including the earlier of (a) the sale to a third party of the facility or the sale of all of the membership interests in NRG Solar Avra Valley LLC and, in each case, the completion of all administrative duties necessary or desirable in connection with winding up affairs and (b) a date that is 10 years after the final commercial operation date. Upon the expiration of the initial term, the Avra Valley Asset Management Agreement will be automatically extended in one year increments unless the administrator delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

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  Services.  The Avra Valley Operator provides general administrative services, including but not limited to: maintaining bank accounts; maintaining complete and accurate financial books and records in accordance with GAAP; performing all reporting, notice and other administrative responsibilities; providing copies of monthly financial statements, unaudited quarterly financial statements and audited annual financial statements within 120 days after the end of each fiscal year; preparing and filing all federal, state and local tax returns; and procuring and maintaining all commercially available insurance required to be maintained in accordance with the financing documents.

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  Compensation.  In consideration for its services, the Avra Valley Operator shall be paid an annual management fee. On January 1st of each year beginning with January 1, 2013 (each, an "Avra Valley Adjustment Date"), the management fee shall be increased by an amount to equal the product of (x) the amount of the management fee prior to such Avra Valley Adjustment Date and (y) 2.5%. The Avra Valley Operator shall be reimbursed for all reasonably expenses incurred in connection with performance of its obligations (not including internal general and administrative overhead expenses, or the salaries of or benefits provided to any of the Avra Valley Operator's employees).

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  Termination.  The Avra Valley Asset Management Agreement can be terminated by mutual agreement of the parties.

              Alpine.    NRG Solar Alpine LLC entered into an Asset Management Agreement, dated as of March 15, 2012, with NRG Solar Asset Management LLC (the "Alpine Asset Management Agreement"). NRG Solar Asset Management LLC (the "Alpine Operator") is an indirect wholly-owned subsidiary of NRG.

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  Term.  The Alpine Asset Management Agreement will remain in full force and effect following the commencement date until and including the earlier of (a) the sale to a third party of the facility or the sale of all of the membership interests in Alpine and, in each case, the completion of all administrative duties necessary or desirable in connection with winding up affairs and (b) the date falling 10 years after the final commercial operation date. Upon the expiration of the initial term, the Alpine Asset Management Agreement will be automatically extended in one year increments unless the administrator delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

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  Services.  The Alpine Operator provides general administrative services, including but not limited to: maintaining bank accounts; maintaining complete and accurate financial books and records in accordance with GAAP; performing all reporting, notice and other administrative responsibilities in connection with facility's documents; providing copies of monthly financial statements, unaudited quarterly financial statements and audited annual financial statements within 120 days after the end of each fiscal year; preparing and filing all federal, state and local tax returns; and procuring and maintaining all commercially available insurance required to be maintained in accordance with the financing documents.

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  Compensation.  In consideration for its services, the Alpine Operator shall be paid an annual management fee. On January 1st of each year beginning with January 1, 2013 (each, an "Alpine Adjustment Date"), the management fee shall be increased by an amount to equal the product of (x) the amount of the management fee prior to such Alpine Adjustment Date and (y) 2.5%.

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  Termination.  The Alpine Asset Management Agreement can be terminated by mutual agreement of the parties. In addition, Alpine may terminate the agreement with 60 days prior written notice if it is no longer an affiliate of the Alpine Operator; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.

              Borrego.    Borrego entered into an Operation and Maintenance Agreement, dated as of August 1, 2012, with NRG Energy Services LLC (the "Borrego O&M Agreement"). NRG Energy Services LLC (the "Borrego Operator") is an indirect wholly-owned subsidiary of NRG.

  •
  Term.  The Borrego O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in one year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

  •
  Services.  The Borrego Operator provides day-to-day O&M services, including but not limited to: the supervision and management of plan personnel; providing training to plant personnel so that they main obtain and develop necessary skills; the repair and maintenance of the plant, including all scheduled and unscheduled maintenance; providing all engineering and technical services; providing environmental services; operating and maintaining the plant in accordance with applicable laws; and using commercially reasonable efforts to secure and enforce all warranties (including any availability or other performance guarantees).

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  Compensation.  In consideration for its services, the Borrego Operator shall receive a monthly fee which is the sum of (a) the direct operating expenses for such month, (b) the capital improvement expenses incurred for such month and (c) the basic corporate overhead expense for such month, subject to limits in the applicable Annual Maintenance Plan (including the Annual O&M Budget). This annual profit fee shall be subject to (x) an annual increase for inflation (but not decreases for deflation) based on the change in the CPI from the prior year with the first such annual increase occurring at the end of the first operating year and (y) increase or decrease through an adjustment payment.

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  Termination.  Either party may terminate the Borrego O&M Agreement upon 30 days' prior written notice upon the occurrence and continuation of an event of default by the other party. In addition, NRG Solar Borrego I LLC may terminate the Borrego O&M Agreement for its convenience with 180 days prior written notice. The Borrego Operator may terminate the Borrego O&M Agreement if it ceases to be an affiliate of Borrego with 180 prior written notice; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.

              CVSR.    CVSR entered into an Operation and Maintenance Agreement, dated as of September 30, 2011 with NRG Energy Services LLC (the "CVSR O&M Agreement"). NRG Energy Services LLC (the "CVSR Operator") is an indirect wholly-owned subsidiary of NRG.

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  Term.  The CVSR O&M Agreement will expire on the fifth anniversary of the commencement date, but will be automatically extended in five year increments unless either party delivers written notice of termination to the other party no later than 180 days prior to the expiration of the initial term.

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  Services.  The CVSR Operator provides day-to-day O&M services, including but not limited to: the supervision and management of plant personnel; providing training to plant personnel so that they main obtain and develop necessary skills; the repair and maintenance of the plant, including all scheduled and unscheduled maintenance; providing all engineering and technical services; providing environmental services; operating and maintaining the plant in accordance with applicable laws; and using commercially reasonable efforts to secure and enforce all warranties (including any availability or other performance guarantees).

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  Compensation.  In consideration for its services, the CVSR Operator shall receive a monthly fee which is the sum of (a) the direct operating expenses for such month, (b) the capital improvement expenses incurred for such month and (c) the basic corporate overhead expense for such month, subject to limits in the applicable Annual Maintenance Plan (included in the annual O&M budget. In addition, the CVSR Operator will receive an annual profit fee in an amount that increases with time. This annual profit fee shall be subject to (x) an annual increase for inflation (but not decreases for deflation) based on the change in the CPI from the prior year with the first such annual increase occurring at the end of the first operating year and (y) increase or decrease through an adjustment payment.

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  Termination.  Either party may terminate the CVSR O&M Agreement upon 30 days' prior written notice upon the occurrence and continuation of an event of default by the other party. In addition, CVSR may terminate the CVSR O&M Agreement for its convenience with one year's prior written notice. The CVSR Operator may terminate the CVSR O&M Agreement if it ceases to be an affiliate of CVSR with one year's prior written notice and prior written consent from the DOE to such termination and a replacement operator; provided, that no such termination shall occur in connection with consummation of the Organizational Structure.

Wind

              South Trent.    South Trent entered into a Project Administration Agreement, dated as of August 16, 2010, with NRG Texas Power LLC (the "South Trent Project Administration Agreement"). NRG Texas Power LLC (the "South Trent Administrator") is an indirect wholly-owned subsidiary of NRG.

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  Term.  The South Trent Project Administration Agreement will expire on the earlier of (i) the sale by South Trent of the wind farm and the completion of all administrative duties necessary or desirable in connection with the winding up of South Trent's affairs and (ii) the 25th anniversary of the effective date. The parties may agree to renew the agreement for additional terms that are to be agreed upon in a written agreement executed by all parties.

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  Services.  The South Trent Administrator provides day-to-day O&M services, including but not limited to: maintaining bank accounts consistent with the financing agreement; collecting all payments due to South Trent; purchasing or leasing any materials, supplies and equipment necessary for the performance of services; maintaining complete and accurate financial books and records in accordance with prudent business practices and GAAP; preparing and filing all federal, state and local tax returns; preparing a proposed budget and operating plan; and perform such other administrative tasks as South Trent may reasonably request.

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  Compensation.  In consideration for its services, the South Trent Administrator shall receive an annual fee payable in monthly increments and adjusted annually to reflect changes in the GDP Implicit Price Deflator plus all reimbursable expenses.

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  Termination.  Either party may terminate the South Trent Project Administration Agreement upon the occurrence and continuation of an event of default. In addition, South Trent may terminate the agreement for convenience at any time upon 60 days' written notice to the South Trent Administrator.

Management Services Agreement

              We have entered into the Management Services Agreement pursuant to which NRG and certain of its affiliates who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to us. The operating entities are not a party to the Management Services Agreement.

              The following is a summary of certain provisions of our Management Services Agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Because this description is only a summary of the Management Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Management Services Agreement in its entirety. Copies of the Management Services Agreement will be filed as an exhibit to the registration statement of which this prospectus is a part, and will be available electronically on the website of the Securities and Exchange Commission at www.sec.gov as "Additional Information".

Services Rendered

              Under the Management Services Agreement, NRG or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

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  causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

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  establishing and maintaining or supervising the establishment and maintenance of books and records;

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  identifying, evaluating and recommending to us acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

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  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

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  recommending to us suitable candidates to serve on the boards of directors or their equivalents of the operating entities;

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  making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of the operating entities;

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  making recommendations with respect to the payment of dividends by us or any other distributions by us, including distributions to holders of our Class A common stock;

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  monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

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  attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

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  supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due;

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  causing our annual combined financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

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  making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

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  arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

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  providing individuals to act as senior officers as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

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  advising us regarding the maintenance of compliance with applicable laws and other obligations; and

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  providing all such other services as may from time-to-time be agreed with us that are reasonably related to our day-to-day operations.

              These activities will be subject to the supervision of our board of directors and the board of directors of each of our subsidiaries or their equivalent, as applicable.

Management Fee

              Pursuant to the Management Services Agreement, on a quarterly basis, we will pay a base management fee of approximately $1 million (which amount shall be adjusted for inflation annually beginning on January 1, 2014 at an inflation factor based on year-over-year CPI). The base management fee shall also be increased in connection with our completion of future acquisitions (including any NRG ROFO Assets), by an amount equal to 0.05% of the enterprise value of the acquired assets as of the acquisition closing date. We may amend the scope of the services to be provided by NRG under the Management Services Agreement by providing 180 days' prior written notice to NRG; provided that the services to be provided by NRG under the Management Services Agreement cannot be increased without NRG's prior written consent. Furthermore, we and NRG must consent to any related change in the base management fee resulting from a change in the scope of services. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days prior written notice to NRG; provided, that any decision by us to terminate the Management Services Agreement in such an event must be approved by a majority of our independent directors.

Reimbursement of Expenses and Certain Taxes

              We will also reimburse NRG for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, we will not be required to reimburse NRG for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

              We will be required to pay NRG all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse NRG for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses are expected to include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of us; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of us; and (vi) any other fees, costs and expenses incurred by NRG that are reasonably necessary for the performance by NRG of its duties and functions under the Management Services Agreement.

              In addition, we will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, NRG will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the Management Services Agreement.

              We will also be required to pay or reimburse NRG for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by NRG, which are personal to NRG.

Amendment

              Any amendment, supplement to or waiver of the Management Services Agreement (including any proposed change to the scope of services to be provided by NRG thereunder and any related change in NRG's management fee) must be approved by a majority of our independent directors.

Termination

              The Management Services Agreement has no fixed term. However, we may terminate the Management Services Agreement upon 30 days' prior written notice of termination from us to NRG if any of the following occurs:

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  NRG defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to NRG;

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  NRG engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

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  NRG is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; or

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  certain events relating to the bankruptcy or insolvency of NRG.

              Except as set forth above in "—Management Services Agreement—Management Fee," we have no right to terminate for any other reason, including if NRG experiences a change of control. We may only terminate the Management Services Agreement with the prior unanimous approval of our independent directors.

              Our Management Services Agreement expressly provides that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations.

              NRG may terminate the Management Services Agreement upon 180 days' prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. NRG may also terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency, and as set forth above in "—Management Services Agreement—Management Fee."

Indemnification and Limitations on Liability

              Under the Management Services Agreement, NRG has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of NRG. The maximum amount of the aggregate liability of NRG or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of NRG or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement. We have also agreed to indemnify each of NRG and its affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by NRG, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

              The Management Services Agreement does not prohibit NRG or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

Right of First Offer

              Pursuant to that right of first offer and right of first look agreement among NRG, Yieldco Inc. and their affiliates, NRG will grant Yieldco Inc. and its affiliates a right of first offer on any proposed sale, transfer or other disposition of any of the NRG ROFO Assets for a period of five years from the completion of this offering. The NRG ROFO Assets consist of the following: (i) NRG's 51% interest in Agua Caliente, (ii) NRG's remaining 51.05% interest in CVSR, (iii) 97.94% of NRG's interest in Ivanpah and (iv) 100% of NRG's interest in Marsh Landing. This right of first offer will not apply to a merger with or into, or sale of substantially all of NRG's assets to, an unaffiliated third-party.

              Prior to engaging in any negotiation regarding any disposition, sale or other transfer of any NRG ROFO Asset, NRG has agreed to deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and NRG will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, NRG will be able within the next 180 calendar days to sell, transfer, dispose or recontract such NRG ROFO Asset to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to NRG than those offered pursuant to the written notice.

Amended and Restated Operating Agreement of Yieldco LLC

              In connection with the closing of this offering, the operating agreement of Yieldco LLC will be amended and restated to authorize two classes of units, the Class A units and the Class B units, and to appoint Yieldco Inc. as the sole managing member of Yieldco LLC. The following is a description of the material terms of Yieldco LLC's amended and restated operating agreement.

Governance

              Yieldco Inc. will serve as the sole managing member of Yieldco LLC. As such, Yieldco Inc., and effectively our board of directors, will control the business and affairs of Yieldco LLC and be responsible for the management of its business. No other member of Yieldco LLC, in its capacity as such, will have any authority or right to control the management of Yieldco LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the Yieldco LLC operating agreement must be approved by a majority of our independent directors.

Voting and Economic Rights of Members

              Yieldco LLC will issue Class A units, which may only be issued to Yieldco Inc., as the sole managing member, and Class B units, which may only be issued to NRG and held by NRG or its permitted transferees. The Class A units and Class B units will have equivalent economic and other rights, except that upon issuance, each holder of a Class B unit will also be issued a share of our Class B common stock. Each Class B unit will be exchangeable for a share of our Class A common stock. When NRG or its permitted transferee exchanges a Class B unit of Yieldco LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit issued to us. The Class A units and Class B units will not have any voting rights.

              Net profits and net losses and distributions by Yieldco LLC will be allocated and made to holders of units in accordance with the respective number of membership units of Yieldco LLC held. Yieldco LLC will agree to make distributions to us and NRG for the purpose of funding tax obligations in respect of income of Yieldco LLC that is allocated to the members of Yieldco LLC. However, Yieldco LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law. Additionally, because all of our operations are conducted through Yieldco Operating LLC and Yieldco Operating LLC's revolving bank credit facility may restrict the ability of Yieldco Operating LLC to make distributions to Yieldco LLC, Yieldco LLC may not have any funds available to make distributions to us and NRG (including with respect to tax obligations).

Coordination of Yieldco Inc. and Yieldco LLC

              At any time Yieldco Inc. issues a share of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to Yieldco LLC and Yieldco LLC will either:

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    transfer a newly issued Class A unit of Yieldco LLC to Yieldco Inc.; or

    •
    use such net proceeds to purchase a Class B unit of Yieldco LLC from NRG, which Class B unit will automatically convert into a Class A unit of Yieldco LLC when transferred to Yieldco Inc.

In the event Yieldco LLC purchases a Class B unit of Yieldco LLC from NRG, Yieldco Inc. will concurrently redeem and cancel the corresponding Class B share of its common stock.

              If Yieldco Inc. issues other classes or series of equity securities, Yieldco LLC will issue, and Yieldco Inc. will use the net proceeds therefrom to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as Yieldco Inc.'s newly-issued equity securities. Conversely, if Yieldco Inc. elects to redeem any shares of its Class A common stock (or its equity securities of other classes or series) for cash, Yieldco LLC will, immediately prior to such redemption, redeem an equal number of Class A units (or its units of the corresponding classes or series) held by Yieldco Inc., upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and Transfer of Units

              Class A units may only be issued to Yieldco Inc., as the sole managing member of Yieldco LLC, and are non-transferable except upon redemption by Yieldco LLC. Class B units may only be issued to NRG. Class B units may not be transferred without our consent, subject to such conditions as we may specify, except NRG may transfer Class B units to a permitted transferee (including an affiliate) without our consent. NRG may not transfer any Class B units to any person unless NRG transfers an equal number of shares of our Class B common stock to the same transferee.

Exchange Agreement

              We have entered into an exchange agreement pursuant to which NRG (and certain permitted assignees and permitted transferees who acquire Class B Yieldco LLC units) may from time to time cause Yieldco LLC to exchange its Class B Yieldco LLC units for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, holders will not have the right to cause Yieldco LLC to exchange Class B Yieldco LLC units if Yieldco LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which Yieldco Inc. may be subject, and Yieldco Inc. may impose additional restrictions on exchange that it determines necessary or advisable so that Yieldco LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes.

              When NRG or its permitted transferee exchanges a Class B unit of Yieldco LLC for a share of our Class A common stock, we will automatically redeem and cancel a corresponding share of our Class B common stock and the Class B unit will automatically convert into a Class A unit when issued to Yieldco Inc. As result, when a holder exchanges its Class B units for shares of our Class A common stock, our interest in Yieldco LLC will be correspondingly increased. We have reserved for issuance                        shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units of Yieldco LLC outstanding immediately after this offering.

Indemnification and Exculpation

              To the extent permitted by applicable law, Yieldco LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

              Such authorized officers and other employees and agents will not be liable to Yieldco LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Registration Rights Agreement

              We plan to enter into a registration rights agreement with NRG pursuant to which NRG and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and "piggyback" registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units of Yieldco LLC that it owns. The right to sell shares of our Class A common stock pursuant to this registration rights agreement will be made subject to a lock-up agreement between NRG and the underwriters in this offering which, unless waived, will prevent NRG from exercising this right until 180 days after the date of this prospectus.

Tax Sharing Agreement

              Yieldco will be included in certain unitary and combined returns with NRG for state income tax purposes. As a result, NRG and Yieldco and their respective affiliates will enter into a tax sharing agreement that will set forth each party's respective rights and obligations with respect to tax matters in the applicable states.

Licensing Agreement

              Yieldco Inc. and NRG have entered into a Licensing Agreement pursuant to which NRG has granted to Yieldco a non-exclusive, royalty-free license to use the name "NRG" and the NRG logo. Other than under this limited license, we do not have a legal right to the "NRG" name and the NRG logo in the United States and Canada.

              We will be permitted to terminate the Licensing Agreement upon 30 days' prior written notice if NRG defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to NRG. NRG may terminate the Licensing Agreement effective immediately upon termination of the Management Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

  •
  the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues uncured for a period of 30 days after written notice of termination of the breach is given to the licensee;

  •
  the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement without NRG's prior written consent;

  •
  certain events relating to a bankruptcy or insolvency of the licensee; or

  •
  the licensee ceases to be an affiliate of NRG.

Procedures for Review, Approval and Ratification of Related-Person Transactions

              Our board of directors will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that our board of directors or its authorized committee considers ratification of a related-person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

              The code of business conduct and ethics will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services;

(vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

              Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and NRG, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

  •
  in originating and recommending acquisition opportunities (except with respect to NRG ROFO Assets), NRG has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

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  there may be circumstances where NRG will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because NRG is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

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  where NRG has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

  •
  our relationship with NRG involves a number of arrangements pursuant to which NRG provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

  •
  subject to the right of first offer described in "—Right of First Offer," NRG is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of NRG's resources, personnel and acquisition opportunities to others who compete with us;

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  NRG does not owe Yieldco Inc. or our stockholders any fiduciary duties, which may limit our recourse against it;

  •
  the liability of NRG is limited under our arrangements with them, and we have agreed to indemnify NRG against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

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  NRG or a NRG sponsored consortium may want to acquire or dispose of the same asset as us;

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  we may be, directly or indirectly, purchasing an asset from, or selling an asset to, NRG;

  •
  there may be circumstances where we are acquiring different assets as part of the same transaction with NRG; and

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  other conflicting transactions involving us and NRG.

              The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above (including the Organizational Structure) were not reviewed under such policy.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and bylaws, copies of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Authorized Capitalization

              Upon completion of this offering, our authorized capital stock will consist of                shares of Class A common stock, par value $0.01 per share, of which                shares will be issued and outstanding,                 shares of Class B common stock, par value $0.01 per share, of which                 shares will be issued and outstanding, and                shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of                shares of our Class A common stock will be reserved for issuance to our non-employee directors, as described in "Executive Officer Compensation—Compensation of Our Directors," and (ii) an aggregate of                shares of our Class A common stock will be reserved for issuance upon the exercise of Class B Yieldco LLC units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

              Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

              Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See "Description of Certain Indebtedness." See also "Cash Dividend Policy."

Liquidation Rights

              In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for dividend to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

              Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

              Our Class A common stock will be listed on the New York Stock Exchange under the symbol "                ."

Transfer Agent and Registrar

              The transfer agent and registrar for our Class A common stock is                .

Class B Common Stock

Voting Rights

              Each share of Class B common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class B common stock are entitled to vote. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock and Class B common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

              Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

              Shares of Class B common stock are subject to redemption at a price per share equal to per share par value upon the conversion of Class B units of Yieldco LLC. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued.

Authorized but Unissued Capital Stock

              Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of Class A common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

              One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

              Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

              As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that directors, officers and/or employees of NRG may serve as our directors and/or officers, and NRG and its affiliates, not including us (the "NRG Entities") may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the NRG Entities. Specifically, none of the NRG Entities will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a director or officer of any NRG Entity who also as one of our directors or officers acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the NRG Entities and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the NRG Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the NRG Entities, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers who are also directors and/or officers of any of the NRG Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

              In addition to the disproportionate voting rights that NRG will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

              The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and Elections of Directors

              Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

              Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and bylaws will provide that holders of our common stock cannot act by written consent in lieu of a meeting.

              Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

Amendments

              Amendments of Certificate of Incorporation.    The provisions described above under "—Special Meetings of Stockholders," and "—Elimination of Stockholder Action by Written Consent" may be amended only by the affirmative vote of holders of at least two-thirds (2/3) of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

              Amendment of Bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office. This right is subject to repeal or change by the affirmative vote of a majority of the combined voting power of our then outstanding capital stock entitled to vote on any amendment or repeal of the bylaws.

Notice Provisions Relating to Stockholder Proposals and Nominees

              Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

              Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

              To be timely, a stockholder's notice must be received at our principal executive offices:

    •
    in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

    •
    in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

              With respect to special meetings of stockholders, our amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

              We are subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations: with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

    •
    prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    •
    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

    •
    at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

              Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

              Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Amendments

              Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, or to our amended and restated bylaws regarding the provisions thereof summarized under "Corporate Opportunity," "Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws" or "Amendments" will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

              Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of Restricted Shares

              Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

              Upon the closing of this offering, we will have issued and outstanding an aggregate of                shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rule 144 under the Securities Act.

              Following this offering, NRG may exchange Class B units of Yieldco LLC for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, NRG will hold                Class B units of Yieldco LLC (or                 Class B units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Yieldco LLC—Exchange Rights." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with NRG that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See "—Registration Rights."

Rule 144

              The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

    •
    1% of the total number of shares of our Class A common stock outstanding which will equal approximately                 shares after this offering; or

    •
    the average weekly reported trading volume of our Class A common stock on the NYSE for the four calendar weeks prior to the sale.

              Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

              Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-Up Agreements

              We and each of our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including Yieldco LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters in this offering. See "Underwriting."

Registration Rights

              Upon completion of this offering, NRG and certain of its affiliates will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See "Certain Relationships and Related Party Transactions—Registration Rights." Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

              Prior to the consummation of this offering, Yieldco Operating LLC intends to enter into a new revolving credit facility. The terms of any such facility (including limitations on the ability of Yieldco Operating LLC to make dividends to Yieldco LLC) are being negotiated.

Project-Level Financing Arrangements

              See "Business—Our Operations" for a description of the project-level financing arrangements in place at certain of our project subsidiaries.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

              The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. Except where noted, this summary deals only with shares of our Class A common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

              Except as modified for estate tax purposes, a "non-U.S. holder" means a beneficial owner of shares of our Class A common stock that is not for United States federal income tax purposes any of the following:

    •
    an individual who is a citizen or resident of the United States;

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    a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

    •
    any entity or arrangement treated as a partnership for United States federal income tax purposes;

    •
    an estate the income of which is subject to United States federal income taxation regardless of its source; or

    •
    a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

              This summary is based upon provisions of the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date of the prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, "controlled foreign corporation," "passive foreign investment company," a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

              We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our Class A common stock that are different from those discussed below.

              If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

              If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income, estate and gift tax consequences to you of the ownership and disposition of the shares of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

              We intend to pay any cash distributions on shares of our Class A common stock for the foreseeable future. See "Cash Dividend Policy." Distributions on our Class A common stock will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

              The gross amount of dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). To obtain the exemption from withholding on effectively connected income, a non-U.S. holder must provide us, our paying agent or other applicable withholding agent with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. A corporate non-U.S. holder may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

              A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

              It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on Disposition of Shares of Our Class A Common Stock

              Any gain realized by a non-U.S. holder on the disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

    •
    the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

    •
    the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

    •
    our Class A common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock.

              In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of a non-U.S. holder described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, any gain, which may be offset by certain United States source capital losses, will be subject to a 30% tax even though the individual is not considered a resident of the United States under the Code.

              We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets and because the definition of U.S. real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

Information Reporting and Backup Withholding

              We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

              In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

    •
    If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

    •
    If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding tax generally will not apply.

    •
    If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

              Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Class A Common Stock Held By or Through Foreign Entities

              Legislation enacted March 18, 2010 generally will impose a withholding tax of 30 percent on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10 percent of the entity. Under certain circumstances, a non-United States holder of our Class A common stock might be eligible for refunds or credits of such taxes, and a non-United States holder might be required to file a United States federal income tax return to claim such refunds or credits. This legislation generally is effective for dividend payments made after December 31, 2013, and for payments made in respect of gross proceeds from sales or other dispositions after December 31, 2016. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

Federal Estate Tax

              Shares of our Class A common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, each of the underwriters has agreed, severally and not jointly, to purchase the number of shares of our Class A common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Citigroup Global Markets Inc.

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our as adjusted historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by NRG.

              It is expected that delivery of the shares will be made against payment therefor on or about                        , 2013, which is the third business day following the date of pricing of the shares (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of pricing will be required, by virtue of the fact that the shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the shares who wish to trade the shares on the date of pricing should consult their own advisor.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares of our Class A common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed, subject to certain exceptions, not to sell or transfer any shares of our Class A common stock or securities (including Yieldco LLC units) convertible into, exchangeable for, exercisable for, or repayable with shares of our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

    •
    offer, pledge, sell or contract to sell any shares of our Class A common stock,

    •
    sell any option or contract to purchase any shares of our Class A common stock,

    •
    purchase any option or contract to sell any shares of our Class A common stock,

    •
    grant any option, right or warrant for the sale of any shares of our Class A common stock,

    •
    make any short sale of any shares of our Class A common stock,

    •
    lend or otherwise dispose of or transfer any shares of our Class A common stock,

    •
    file, request or demand that we file a registration statement related to the shares of our Class A common stock, or

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to shares of our Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock (including Yieldco LLC units). It also applies to shares of our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition. In the event that either (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or announce material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that we will make a material news announcement or a material event relating to us will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the

18-day period beginning on the issuance of the earnings release or the occurrence of the material news announcement or the material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

New York Stock Exchange

              We expect the shares of Class A common stock to be approved for listing on the New York Stock Exchange under the symbol "                ". In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    •
    the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

    •
    our financial information,

    •
    the history of, and the prospects for, our company and the industry in which we compete,

    •
    an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

    •
    the present state of our development,

    •
    the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representative may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them. "Naked" short sales are sales in excess of such option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer of shares may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    D.
    provided that no such offer of shares shall require Yieldco or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

              Yieldco, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

              This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Yieldco or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Yieldco nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Yieldco or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, Yieldco, nor the shares offered hereby have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

              The Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

              The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins, LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented and may continue to represent NRG and some of its affiliates in connection with various legal matters.

 EXPERTS

              The combined financial statements of NRG YieldCo at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

              You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

              Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.                        .com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

NRG YIELDCO

COMBINED BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(Unaudited)
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$30	$24
Restricted cash	11	8
Accounts receivable—trade	20	24
Due from NRG and subsidiaries	1	1
Cash grant receivable	1	25
Inventory	5	5
Deferred tax assets—current	1	1
Prepayments and other current assets	7	2

Total current assets	76	90

Property, Plant and Equipment
In service	553	548
Under construction	899	407

Total property, plant and equipment	1,452	955
Less accumulated depreciation	(110)	(92)

Net property, plant and equipment	1,342	863

Other Assets
Equity investments in affiliates	71	78
Notes receivable	30	9
Intangible assets, net of accumulated amortization of $3 and $2	37	38
Other non-current assets	40	29

Total other assets	178	154

Total Assets	$1,596	$1,107

See notes to unaudited combined financial statements.

NRG YIELDCO

COMBINED BALANCE SHEETS (Continued)

	September 30, 2012	December 31, 2011
	(In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	$24	$33
Accounts payable	150	47
Due to NRG and subsidiaries	28	52
Derivative instruments	15	12
Accrued expenses and other current liabilities	11	12

Total current liabilities	228	156

Other Liabilities
Long-term debt—external	600	440
Long-term debt—affiliate	27	32
Deferred income taxes	—	11
Derivative instruments	45	23
Other non-current liabilities	7	6

Total non-current liabilities	679	512

Total Liabilities	907	668

Commitments and Contingencies
Stockholders' Equity
Additional paid-in capital	700	434
Retained earnings	30	28
Accumulated other comprehensive loss	(41)	(23)

Total Stockholders' Equity	689	439

Total Liabilities and Stockholders' Equity	$1,596	$1,107

See notes to unaudited combined financial statements.

NRG YIELDCO

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Nine Months Ended September 30,
	2012	2011
	(In millions)
Operating Revenues
Total operating revenues	$133	$126

Operating Costs and Expenses
Cost of operations	80	79
Depreciation and amortization	18	16
Selling, general and administrative	10	9

Total operating costs and expenses	108	104

Operating Income	25	22

Other Expense
Equity in earnings of unconsolidated affiliates	4	2
Other income, net	1	1
Interest expense	(25)	(13)

Total other expense	(20)	(10)

Income Before Income Taxes	5	12
Income tax expense	2	5

Net Income	$3	$7

See notes to unaudited combined financial statements.

NRG YIELDCO

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	For the Nine Months Ended September 30,
(In millions)	2012	2011
	(In millions)
Net Income	$3	$7
Other comprehensive loss, net of tax
Unrealized loss on derivatives, net of income tax of $28 and $15	(31)	(11)

Comprehensive loss	$(28)	$(4)

See notes to Combined Financial Statements.

NRG YIELDCO

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
	(In millions)
Cash Flows from Operating Activities
Net income	$3	$7
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions and equity in earnings of unconsolidated affiliates	(4)	(2)
Depreciation and amortization	18	16
Amortization of financing costs and debt discount/premiums	(1)	—
Amortization of intangibles and out-of-market commodity contracts	1	1
Changes in derivative instruments	3	1
Changes in deferred income taxes	2	5
Changes in other working capital	4	18

Net Cash Provided by Operating Activities	26	46

Cash Flows from Investing Activities
Capital expenditures	(422)	(214)
Increase in restricted cash, net	(2)	(22)
Increase in notes receivable, net	(15)	—
Proceeds from renewable energy grants	27	—
Purchases of emission allowances	—	(7)
Investment in unconsolidated affiliates	(3)	(11)
Other	—	(1)

Net Cash Used by Investing Activities	(415)	(255)

Cash Flows from Financing Activities
Capital contributions from NRG	265	216
Dividends and returns of capital to NRG	(11)	(2)
Proceeds from issuance of long-term debt—external	184	46
Payment of debt issuance costs	(11)	(12)
Payments of long-term debt—external	(32)	(12)
Payments of long-term debt—affiliate	—	(4)

Net Cash Provided by Financing Activities	395	232

Net Increase in Cash and Cash Equivalents	6	23
Cash and Cash Equivalents at Beginning of Period	24	32

Cash and Cash Equivalents at End of Period	$30	$55

	Nine Months Ended September 30,
	2012	2011
	(In millions)
Interest paid, net of amount capitalized	$13	$12
Non-cash investing and financing activities:
Additions to fixed assets for accrued capital expenditures	94	66
Decrease to fixed assets for accrued grants and related tax impact	(3)	(3)
Non-cash capital contributions	11	—

See notes to unaudited combined financial statements.

NRG YieldCo

Notes to Unaudited Combined Financial Statements

Note 1—Nature of Business

              The accompanying unaudited combined financial statements of NRG YieldCo have been prepared in connection with the proposed initial public offering of common shares of NRG YieldCo, Inc., or the Offering. NRG YieldCo, Inc. was formed on December 20, 2012 and is a subsidiary of NRG Energy, Inc., or NRG or the Parent. In connection with the Offering, a limited liability company to be formed, NRG YieldCo LLC, or YieldCo LLC, intends to acquire a portfolio of solar, wind and gas generation and thermal infrastructure assets, primarily located in the Northeast, Southwest and California regions of the United States from the Parent. YieldCo, Inc. intends to acquire a managing interest in YieldCo LLC. NRG YieldCo represents the combination of the assets that YieldCo LLC intends to acquire. The combined financial statements are viewed as the Predecessor of YieldCo LLC. The majority of the generation assets are under long-term contractual arrangements for the output from these assets. The thermal assets are regulated by regional public utility commissions whereby pricing is typically calculated using the operating costs plus a normal mark-up or negotiated with the off-taker via the applicable commission's rate approval process. They are comprised of district energy systems and combined heat and power plants that produce steam, hot water and/or chilled water and in some instances, electricity at a central plant. Subsequent to the Offering, YieldCo LLC expects to remain a majority-owned subsidiary of NRG and is expected to be comprised of the following projects:

Projects	Percentage Ownership	Net Capacity (MW)	Offtake Counterparty	Expiration
Conventional
El Segundo	100	550	Southern California Edison	2023
Utility Scale Solar
Alpine	100	66	Pacific Gas and Electric	2033
Avenal	49.95	23	Pacific Gas and Electric	2031
Avra Valley	100	25	Tucson Electric Power	2032
Blythe	100	21	Southern California Edison	2029
Borrego	100	26	San Diego Gas and Electric	2038
Roadrunner	100	20	El Paso Electric	2031
CVSR	48.95	122	Pacific Gas and Electric	2038
Distributed Solar
AZ DG Solar Projects	100	5	Various	2025 - 2033
PFMG DG Solar Projects	51	5	Various	2032
Wind
South Trent	100	101	AEP Energy Partners	2029
Thermal(a)	100	1,098	Various	Various

(a)
For thermal energy, net capacity represents MWt for steam or chilled water.

              The combined financial statements were prepared using NRG's historical basis in the assets and liabilities of the Predecessor, and include all revenues, expenses, assets, and liabilities attributed to the Predecessor. The historical combined financial statements also include allocations of certain NRG corporate expenses and income tax expense. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 1—Nature of Business (Continued)

the Offering or of the costs expected to be incurred in the future. In the opinion of management, the adjustments necessary for a fair presentation of the combined financial statements, in accordance with accounting principles generally accepted in the United States, or US GAAP, have been made.

              The accompanying unaudited interim combined financial statements have been prepared in accordance with the Securities and Exchange Commission's, or SEC's, regulations for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. The following notes should be read in conjunction with the accounting policies and other disclosures as set forth in the notes to NRG YieldCo's annual financial statements for the years ended December 31, 2011 and 2010 contained elsewhere in this prospectus. Interim results are not necessarily indicative of results for a full year.

              In the opinion of management, the accompanying unaudited interim condensed combined financial statements contain all material adjustments consisting of normal and recurring accruals necessary to present fairly NRG YieldCo's combined financial position as of September 30, 2012, and the results of operations, comprehensive loss and cash flows for the nine months ended September 30, 2012, and 2011.

    Use of Estimates

              The preparation of combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during the reporting period. Actual results could be different from these estimates.

Note 2—Property, Plant, and Equipment

              NRG YieldCo's major classes of property, plant, and equipment were as follows:

	September 30, 2012	December 31, 2011	Depreciable Lives
	(In millions)
Facilities and equipment	$523	$521	2 - 45 Years
Land and improvements	30	27
Construction in progress	899	407

Total property, plant, and equipment	1,452	955
Accumulated depreciation	(110)	(92)

Net property, plant, and equipment	$1,342	$863

              The increase in construction in progress relates primarily to the Alpine, Avra Valley and Borrego projects that began construction in late 2011 as well as additional construction on the El Segundo Energy Center, or ESEC, project. These additions to construction in progress were funded primarily through the issuance of long-term debt, as further discussed in Note 6, Long-term debt, and through capital contributions from NRG of approximately $276 million during the nine months ended September 30, 2012.

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 2—Property, Plant, and Equipment (Continued)

              In 2011, the Roadrunner solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $21 million, which was received on March 20, 2012. A receivable for the cash grant was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant and equipment. In addition, the related recognizable deferred tax asset of $6 million was recorded as a distribution to NRG, with a corresponding reduction to the book basis of Roadrunner's property, plant, and equipment. Accordingly, the book value of Roadrunner's property, plant and equipment was reduced from $77 million to $50 million to account for the cash grant.

Note 3—Fair Value of Financial Instruments

              For cash and cash equivalents, restricted cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. Derivative assets and liabilities are carried at fair market value.

              The estimated carrying values and fair values of NRG YieldCo's recorded financial instruments not carried at fair market value are as follows:

	September 30, 2012		As of December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Assets
Notes receivable	$30	$30	$9	$9
Liabilities
Long-term debt, including current portion	651	655	505	510

              The fair value of notes receivable and long-term debt are based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments and are classified as Level 3 within the fair value hierarchy.

    Fair Value Accounting under ASC 820

              ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. YieldCo's derivative instruments are valued utilizing Level 2 inputs.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 3—Fair Value of Financial Instruments (Continued)

              In accordance with ASC 820, NRG YieldCo determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

    Recurring Fair Value Measurements

              NRG YieldCo records its derivative assets and liabilities at fair market value on the combined balance sheet on a recurring basis. These amounts are classified as Level 2 within the fair value hierarchy. There have been no transfers during the nine months ended September 30, 2012, between Levels 1 and 2.

    Derivative fair value measurements

              NRG YieldCo contracts are non-exchange-traded and valued using prices provided by external sources. For financial contracts, management utilizes third party pricing services. For NRG YieldCo's energy markets, management receives quotes from multiple sources and to the extent that multiple quotes are received, the prices reflect the average of the bid-ask mid-point prices obtained from all sources that it believes provide the most liquid market for the commodity. The fair value of each contract is discounted using a risk free interest rate. In addition, a credit reserve is applied to reflect credit risk, which is calculated based on credit default swaps. To the extent that the net exposure is an asset, NRG YieldCo uses the counterparty's default swap rate. If the exposure is a liability, NRG YieldCo uses the Parent's default swap rate. The credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the liabilities or that a market participant would be willing to pay for the assets. It is possible, however, that future market prices could vary from those used in recording assets and liabilities and such variations could be material.

    Concentration of credit risk

              Counterparty credit exposure includes credit risk exposure under certain long term agreements, including solar power purchase agreements, or PPAs. As external sources or observable market quotes are not available to estimate such exposure, NRG YieldCo valued these contracts based on various techniques including but not limited to internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of December 31, 2011, credit risk exposure to these counterparties is immaterial. This amount excludes potential credit exposures for projects with long term PPAs that have not reached commercial operations. Many of these power contracts are with utilities or public power entities that have strong credit quality and specific public utility commission or other regulatory support.

Note 4—Accounting for Derivative Instruments and Hedging Activities

    Energy Related Commodity Contracts

              As of September 30, 2012, NRG YieldCo had forward contracts for the purchase of fuel commodities relating to the forecasted usage of its district energy centers. At September 30, 2012, these contracts were not designated as cash flow or fair value hedges.

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 4—Accounting for Derivative Instruments and Hedging Activities (Continued)

    Interest Rate Swaps

              As of September 30, 2012, NRG YieldCo had interest rate derivative instruments on recourse debt extending through 2013 and on non-recourse debt extending through 2029, the majority of which are designated as cash flow hedges.

Fair Value of Derivative Instruments

              The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value
	Derivative Liabilities
	September 30, 2012	December 31, 2011
	(In millions)
Derivatives Designated as Cash Flow Hedges:
Interest rate contracts current	$10	$7
Interest rate contracts long-term	37	22

Total Derivatives Designated as Cash Flow Hedges	47	29

Derivatives Not Designated as Cash Flow Hedges:
Interest rate contracts current	3	—
Interest rate contracts long-term	8	—
Commodity contracts current	2	5
Commodity contracts long-term	—	1

Total Derivatives Not Designated as Cash Flow Hedges	13	6

Total Derivatives	$60	$35

Accumulated Other Comprehensive Income

              The following tables summarize the effects on NRG YieldCo's accumulated OCI balance attributable to interest rate swaps designated as cash flow hedge derivatives, net of tax:

	Nine Months Ended September 30,
	2012	2011
	(In millions)
Accumulated OCI beginning balance	$(23)	$—
Reclassified from accumulated OCI to income:	4	—
Mark-to-market of cash flow hedge accounting contracts	(22)	(11)

Accumulated OCI balance, net of $13 and $8 of income tax	$(41)	$(11)

              Amounts reclassified from accumulated OCI into income and amounts recognized in income from the ineffective portion of cash flow hedges are recorded to interest expense.

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 4—Accounting for Derivative Instruments and Hedging Activities (Continued)

              NRG YieldCo's derivative commodity contracts do not impact the combined statement of operations as any losses if realized, will be collected from customers through adjustments allowed by customer contracts, tariffs, or laws.

              See Note 4, Fair Value of Financial Instruments, for discussion regarding concentration of credit risk.

Note 5—Long-term Debt

              Long-term debt consisted of the following:

	September 30, 2012	December 31, 2011	Interest Rate
	(In millions except rates)
Debt—external:
NRG West Holdings LLC, term loan, due 2023	$294	$159	L+2.25 - 2.75	(a)
NRG Energy Center Minneapolis LLC, senior secured notes, due 2013, 2017, and 2025	141	151	5.95 - 7.31
South Trent Wind LLC, financing agreement, due 2020	73	75	L+2.50 - 2.625	(a)
NRG Roadrunner LLC, due 2031	46	61	L+2.01	(a)
NRG Solar Blythe LLC, credit agreement, due 2028	26	27	L+2.50	(a)
NRG Solar Avra Valley LLC	40	—	L+2.25	(a)
Other	4	—	various

Subtotal	624	473
Debt—affiliate:
Note payable to NRG Energy, Inc.—South Trent	27	32	L+1.75%

Subtotal	27	32
Total debt	651	505
Less current maturities	24	33

Total long-term debt	$627	$472

(a)
L+ equals LIBOR plus x%.

Alpine Financing

              On March 16, 2012, NRG Solar Alpine LLC, or Alpine, entered into a credit agreement with a group of lenders, or the Alpine Financing Agreement, for a $166 million construction loan that will convert to a term loan upon completion of the project and a $68 million cash grant loan. The construction loan has an interest rate of LIBOR plus an applicable margin of 2.50% and the cash grant loan has an interest rate of LIBOR plus an applicable margin of 2.25%. The term loan has an interest rate of LIBOR plus an applicable margin of 2.50%, which escalates 0.25% on the fifth anniversary of the term conversion. The term loan, which is secured by all the assets of Alpine, matures on the 10th anniversary of the term conversion and amortizes based upon a predetermined schedule. The cash grant loan matures upon the earlier of the receipt of the cash grant or February 2013. The Alpine Financing Agreement also includes a letter of credit facility on behalf of Alpine of up to $37 million. Alpine pays an availability fee of 100% of the applicable margin on issued letters of credit. As of

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 5—Long-term Debt (Continued)

September 30, 2012, $2 million was outstanding under the construction loan, nothing was outstanding under the cash grant loans, and $10 million in letters of credit in support of the project were issued.

              Also related to the Alpine Financing Agreement, on March 16, 2012, Alpine entered into a series of fixed for floating interest rate swaps for approximately 85% of the outstanding term loan amount, intended to hedge the risks associated with floating interest rates. Alpine will pay its counterparty the equivalent of a 2.74% fixed interest payment on a predetermined notional value, and Alpine will receive quarterly the equivalent of a floating interest payment based on a one month LIBOR calculated on the same notional value through December 31, 2012 and based on a three month LIBOR from December 31, 2012 through the term loan maturity date. All interest rate swap payments by Alpine and its counterparty are made monthly through December 31, 2012, and quarterly thereafter and the LIBOR rate is determined in advance of each interest period. The notional amount of the swap, which became effective March 31, 2012, and matures on December 31, 2029, was $141 million as of September 30, 2012 and will increase and amortize in proportion to the loan.

Roadrunner Financing

              On March 20, 2012, NRG Roadrunner LLC, or Roadrunner, received proceeds of $21 million under its cash grant application. These proceeds were used to repay its cash grant loan of $17 million plus accrued interest. The remaining cash was returned to NRG under the terms of the accounts agreement.

Avra Valley Financing

              On August 30, 2012, NRG Solar Avra Valley LLC, or Avra Valley, entered into a credit agreement with a bank, or the Avra Valley Financing Agreement, for a $66 million construction loan that will convert to a term loan upon completion of the project and an $8 million cash grant loan. Both the construction and cash grant loans have interest rates of LIBOR plus an applicable margin of 2.25%. The term loan has an interest rate of LIBOR plus an applicable margin of 2.25%, which escalates 0.25% on the fifth, tenth, and fifteenth anniversary of the term conversion. The term loan, which is secured by all the assets of Avra Valley, matures on the 18th anniversary of the term conversion and amortizes based upon a predetermined schedule. The cash grant loan matures upon the earlier of three days after the receipt of the cash grant or May 2013. The Avra Valley Financing Agreement also includes a letter of credit facility on behalf of Avra Valley of up to $4 million. Avra Valley pays an availability fee of 100% of the applicable margin on issued letters of credit. As of September 30, 2012, $40 million was outstanding under the construction loan, nothing was outstanding under the cash grant loans, and no letters of credit in support of the project were issued.

              Also related to the Avra Valley Financing Agreement, on August 30, 2012, Avra Valley entered into a fixed for floating interest rate swap for approximately 90% of the outstanding term loan amount, intended to hedge the risks associated with floating interest rates. Avra Valley will pay its counterparty the equivalent of a 2.333% fixed interest payment on a predetermined notional value, and Avra Valley will receive quarterly the equivalent of a floating interest payment based on a 3 month LIBOR calculated on the same notional value through the term loan maturity date. All interest rate swap payments by Avra Valley and its counterparty are made quarterly and the LIBOR rate is determined in advance of each interest period. The original notional amount of the swap, which becomes effective

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 5—Long-term Debt (Continued)

November 30, 2012, and matures on November 30, 2030 is $59 million and will amortize in proportion to the loan.

CVSR related Financings

              On March 9, 2012, High Plains Ranch II LLC, completed its first borrowing of $138 million under the CVSR Financing Agreement with the Federal Financing Bank. As of September 30, 2012, $548 million was outstanding under the loan.

Note 6—Segment Reporting

              NRG YieldCo's segment structure reflects how management currently makes financial decisions and allocates resources. Its businesses are primarily segregated based on conventional power generation, renewable businesses which consist of solar and wind, and the thermal and chilled water business. The Corporate segment reflects the corporate costs associated with NRG YieldCo.

	Nine Months Ended September 30, 2012
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(In millions)
Operating revenues	$—	$25	$108	$—	$133
Operating expenses	1	6	81	2	90
Depreciation and amortization	—	7	11	—	18

Operating income/(loss)	(1)	12	16	(2)	25
Equity in earnings of unconsolidated affiliates	—	4	—	—	4
Other income, net	1	—	—	—	1
Interest expense	—	(19)	(6)	—	(25)

Income before income taxes	—	(3)	10	(2)	5
Income tax expense	—	—	—	2	2

Net income	—	(3)	10	(4)	3

Total assets	$516	$749	$330	$1	$1,596

NRG YieldCo

Notes to Unaudited Combined Financial Statements (Continued)

Note 6—Segment Reporting (Continued)

	Nine Months Ended September 30, 2011
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(In millions)
Operating revenues	$—	$19	$107	$—	$126
Operating expenses	—	5	81	2	88
Depreciation and amortization	—	6	10	—	16

Operating income/(loss)	—	8	16	(2)	22
Equity in earnings of unconsolidated affiliates	—	2	—	—	2
Other income, net	—	1	—	—	1
Interest expense	—	(6)	(7)	—	(13)

Income/(loss) before income taxes	—	5	9	(2)	12
Income tax expense	—	—	—	5	5

Net income/(loss)	$—	$5	$9	$(7)	$7

Note 7—Income Taxes

    Effective Tax Rate

              The income tax provision consisted of the following:

	Nine Months Ended September 30,
	2012	2011
	(In millions)
Income before income taxes	$5	$12
Income tax expense	2	5
Effective tax rate	40.0%	41.7%

              For the nine months ended September 30, 2012 and 2011, the overall tax rate was different than the statutory rate of 35% primarily due to the impact of state and local income taxes.

Report of Independent Registered Public Accounting Firm

The Management and Board of Directors
NRG Energy, Inc.:

              We have audited the accompanying combined balance sheets of NRG YieldCo as of December 31, 2011 and 2010, and the related combined statements of operations, comprehensive (loss)/income, stockholders' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of NRG Energy, Inc. management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of NRG YieldCo as of December 31, 2011 and 2010, and the results of their combined operations and combined cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 13, 2013

NRG YIELDCO

COMBINED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(In millions)	2011	2010
	(In millions)
Operating Revenues
Total operating revenues	$164	$143

Operating Costs and Expenses
Cost of operations	104	97
Depreciation and amortization	22	16
Selling, general and administrative	12	10

Total operating costs and expenses	138	123

Operating Income	26	20

Other Income/(Expense)
Equity in earnings (losses) of unconsolidated affiliates	1	(1)
Other income, net	1	—
Interest expense	(18)	(11)

Total other expense	(16)	(12)

Income Before Income Taxes	10	8
Income tax expense	4	3

Net Income	$6	$5

See notes to combined financial statements.

NRG YIELDCO

COMBINED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the Year Ended December 31,
	2011	2010
	(In millions)
Net Income	$6	$5
Other comprehensive loss, net of tax
Unrealized loss on derivatives, net of income tax benefit of $15 and $0	(23)	—

Comprehensive (loss)/income	$(17)	$5

See notes to combined financial statements.

NRG YIELDCO

COMBINED BALANCE SHEETS

	As of December 31,
	2011	2010
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$24	$32
Restricted cash	8	4
Accounts receivable—trade	24	23
Due from NRG and subsidiaries	1	18
Renewable energy grant receivable	25	—
Inventory	5	4
Deferred tax assets—current	1	—
Prepayments and other current assets	2	1

Total current assets	90	82

Property, Plant and Equipment
In service	548	448
Under construction	407	149

Total property, plant and equipment	955	597
Less accumulated depreciation	(92)	(71)

Net property, plant and equipment	863	526

Other Assets
Equity investments in affiliates	78	2
Notes receivable—affiliates	9	16
Intangible assets, net of accumulated amortization	38	26
Other non-current assets	29	7

Total other assets	154	51

Total Assets	$1,107	$659

See notes to combined financial statements.

NRG YIELDCO

COMBINED BALANCE SHEETS (Continued)

	As of December 31,
	2011	2010
	(In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt—external	$33	$17
Accounts payable	47	58
Due to NRG and subsidiaries	52	71
Derivative instruments	12	3
Accrued expenses and other current liabilities	12	11

Total current liabilities	156	160

Other Liabilities
Long-term debt—external	440	253
Long-term debt—affiliate	32	87
Deferred income taxes	11	22
Derivative instruments	23	1
Other non-current liabilities	6	7

Total non-current liabilities	512	370

Total Liabilities	668	530

Commitments and Contingencies
Stockholders' Equity
Additional paid-in capital	434	96
Retained earnings	28	33
Accumulated other comprehensive loss	(23)	—

Total Stockholders' Equity	439	129

Total Liabilities and Stockholders' Equity	$1,107	$659

See notes to combined financial statements.

NRG YIELDCO

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010
	(In millions)
Cash Flows from Operating Activities
Net income	$6	$5
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions and equity in earnings (losses) of unconsolidated affiliates	(1)	1
Depreciation and amortization	22	15
Amortization of financing costs and debt discount/premiums	—	(1)
Amortization of intangibles and out-of-market commodity contracts	1	1
Changes in derivative instruments	2	—
Changes in deferred income taxes	4	3
Changes in other working capital	(6)	18

Net Cash Provided by Operating Activities	28	42

Cash Flows from Investing Activities
Acquisition of businesses, net of cash acquired	—	(132)
Capital expenditures	(372)	(65)
Increase in restricted cash, net	(5)	(2)
Decrease/(increase) in notes receivable	8	—
Proceeds from renewable energy grants	—	18
Purchases of emission allowances	(7)	—
Investments in unconsolidated affiliates	(87)	(1)
Other	(1)	(2)

Net Cash Used by Investing Activities	(464)	(184)

Cash Flows from Financing Activities
Capital contributions from NRG	341	22
Returns of capital to NRG	(90)	(46)
Proceeds from issuance of long-term debt—external	220	129
Proceeds from issuance of long-term debt—affiliate	—	68
Payment of debt issuance costs	(23)	(5)
Payments of long-term debt—external	(17)	(12)
Payments of long-term debt—affiliate	(3)	—

Net Cash Provided By Financing Activities	428	156

Net (Decrease)/Increase in Cash and Cash Equivalents	(8)	14
Cash and Cash Equivalents at Beginning of Period	32	18

Cash and Cash Equivalents at End of Period	$24	$32

	Year Ended December 31,
	2011	2010
	(In millions)
Interest paid, net of amount capitalized	$17	$12
Non-cash investing and financing activities:
Additions to fixed assets for accrued capital expenditures	26	81
Decrease to fixed assets for accrued grants and related tax impact	(25)	(5)
Non-cash capital contributions	87	17
Non-cash dividends	(11)	(2)

See notes to combined financial statements.

NRG YIELDCO

COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	(In millions)
Balances at December 31, 2009	$103	$30	$—	$133
Net income		5		5
Capital contributions—cash	22			22
Capital contributions—non cash	17			17
Return of capital	(46)			(46)
Dividends—settlement with affiliate		(2)		(2)

Balances at December 31, 2010	$96	$33	$—	$129
Net income		6		6
Unrealized loss on derivatives			(23)	(23)
Capital contributions—cash	341			341
Capital contributions—non cash	87			87
Return of capital	(90)			(90)
Dividends—settlement with affiliate		(11)		(11)

Balances at December 31, 2011	$434	$28	$(23)	$439

See notes to combined financial statements.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Nature of Business

              The accompanying combined financial statements of NRG YieldCo, have been prepared in connection with the proposed initial public offering of common shares of NRG YieldCo, Inc., or the Offering. NRG YieldCo, Inc. was formed on December 20, 2012 and is a subsidiary of NRG Energy, Inc., or NRG or the Parent. Prior to the Offering, a limited liability company to be formed, NRG YieldCo LLC, or YieldCo LLC, intends to acquire a portfolio of solar, wind and gas generation and thermal infrastructure assets, primarily located in the Northeast, Southwest and California regions of the United States from the Parent. YieldCo, Inc. intends to acquire a managing interest in YieldCo LLC. NRG YieldCo represents the combination of the assets that YieldCo LLC intends to acquire. The combined financial statements are viewed as the Predecessor of YieldCo LLC. The majority of the generation assets are under long-term contractual arrangements for the output from these assets. The thermal assets are regulated by regional public utility commissions whereby pricing is typically calculated using the operating costs plus a normal mark-up or negotiated with the off-taker via the applicable commission's rate approval process. They are comprised of district energy systems and combined heat and power plants that produce steam, hot water and/or chilled water and in some instances, electricity at a central plant. Subsequent to the Offering, YieldCo LLC expects to remain a majority-owned subsidiary of NRG and is expected to be comprised of the following projects:

Projects	Percentage Ownership	Capacity (MW)	Offtake Counterparty	Expiration
Conventional
El Segundo	100	550	Southern California Edison	2023
Utility Scale Solar
Alpine	100	66	Pacific Gas and Electric	2033
Avenal	49.95	23	Pacific Gas and Electric	2031
Avra Valley	100	25	Tucson Electric Power	2032
Blythe	100	21	Southern California Edison	2029
Borrego	100	26	San Diego Gas and Electric	2038
Roadrunner	100	20	El Paso Electric	2031
CVSR	48.95	122	Pacific Gas and Electric	2038
Distributed Solar
AZ DG Solar Projects	100	5	Various	2025–2033
PFMG DG Solar Projects	51	5	Various	2032
Wind
South Trent	100	101	AEP Energy Partners	2029
Thermal(a)	100	1,098	Various	Various

(a)
For thermal energy, net capacity represents MWt for steam or chilled water.

              The combined financial statements were prepared using NRG's historical basis in the assets and liabilities of the Predecessor, and include all revenues, expenses, assets, and liabilities attributed to the Predecessor. The historical combined financial statements also include allocations of certain NRG corporate expenses and income tax expense. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of Business (Continued)

adjustments necessary for a fair presentation of the combined financial statements, in accordance with accounting principles generally accepted in the United States, or US GAAP, have been made. See Note 12, Related Parties, for further information regarding allocated expenses.

Note 2—Summary of Significant Accounting Policies

    Basis of Presentation

              NRG YieldCo's combined financial statements have been prepared in accordance with U.S. GAAP. The Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

              The combined financial statements include NRG YieldCo's accounts and operations and those of its subsidiaries in which NRG YieldCo has a controlling interest. All significant intercompany transactions and balances have been eliminated in combination. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling voting interests. As such, NRG YieldCo applies the guidance of ASC 810, Consolidations, or ASC 810, to determine when an entity that is insufficiently capitalized or not controlled through its voting interests, referred to as a variable interest entity, or VIE, should be consolidated.

    Cash and Cash Equivalents

              Cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the time of purchase.

    Restricted Cash

              Restricted cash consists primarily of funds held to satisfy the requirements of certain debt agreements and funds held within NRG YieldCo's projects that are restricted in their use. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments as well as to fund required equity contributions, per the restrictions of the debt agreements.

    Trade Receivables and Allowance for Doubtful Accounts

              Trade receivables are reported on the balance sheet at the invoiced amount adjusted for any write-offs and the allowance for doubtful accounts. The allowance for doubtful accounts is reviewed periodically based on amounts past due and significance. The allowance for doubtful accounts was immaterial as of December 31, 2011 and 2010.

    Inventory

              Inventory consists principally of spare parts, fuel oil and coal and is valued at the lower of weighted average cost or market, unless evidence indicates that the weighted average cost will be recovered with a normal profit in the ordinary course of business. NRG YieldCo removes fuel

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

inventories as they are used in the production of steam, chilled water or electricity. Spare parts inventory are removed when they are used for repairs, maintenance or capital projects.

    Property, Plant and Equipment

              Property, plant and equipment are stated at cost or, in the case of business acquisitions, fair value; however impairment adjustments are recorded whenever events or changes in circumstances indicate that their carrying values may not be recoverable. See Note 3, Business Acquisitions, for more information on acquired property, plant and equipment. Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives. Certain assets and their related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in cost of operations in the combined statements of operations.

    Asset Impairments

              Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value with the difference recorded in operating costs and expenses in the statements of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

              Investments accounted for by the equity method are reviewed for impairment in accordance with ASC 323, Investments-Equity Method and Joint Ventures, or ASC 323, which requires that a loss in value of an investment that is other than a temporary decline should be recognized. NRG YieldCo identifies and measures losses in the value of equity method investments based upon a comparison of fair value to carrying value.

    Project Development Costs and Capitalized Interest

              Project development costs are expensed in the preliminary stages of a project and capitalized when the project is deemed to be commercially viable. Commercial viability is determined by one or a series of actions including among others, Board of Director approval pursuant to a formal project plan that subjects NRG YieldCo to significant future obligations that can only be discharged by the use of a NRG YieldCo asset.

              Interest incurred on funds borrowed to finance capital projects is capitalized, until the project under construction is ready for its intended use. The amount of interest capitalized for the years ended December 31, 2011 and 2010 was $9 million and $2 million, respectively.

              When a project is available for operations, capitalized interest and project development costs are reclassified to property, plant and equipment and amortized on a straight-line basis over the estimated useful life of the project's related assets. Capitalized costs are charged to expense if a project is abandoned or management otherwise determines the costs to be unrecoverable.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

    Debt Issuance Costs

              Debt issuance costs are capitalized and amortized as interest expense on a basis which approximates the effective interest method over the term of the related debt.

    Intangible Assets

              Intangible assets represent contractual rights held by NRG YieldCo. NRG YieldCo recognizes specifically identifiable intangible assets including customer contracts, customer relationships, power purchase agreements and development rights when specific rights and contracts are acquired. These intangible assets are amortized based on a straight-line basis.

    Notes Receivable

              Notes receivable consists of a variable rate note secured by equity interests in a joint venture.

    Income Taxes

              NRG YieldCo accounts for income taxes using the liability method in accordance with ASC 740, Income Taxes, or ASC 740, which requires that NRG YieldCo use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

              NRG YieldCo's deferred income tax expense is the change in the net deferred income tax asset or liability, excluding amounts charged or credited to accumulated other comprehensive income.

              NRG YieldCo reports some of its revenues and expenses differently for financial statement purposes than for income tax return purposes, resulting in temporary and permanent differences between the financial statements and income tax returns. The tax effects of such temporary differences are recorded as either deferred income tax assets or deferred income tax liabilities in the combined balance sheets. NRG YieldCo measures its deferred income tax assets and deferred income tax liabilities using income tax rates that are currently in effect. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more-likely-than-not to be realized.

              NRG YieldCo accounts for uncertain tax positions in accordance with ASC 740, which applies to all tax positions related to income taxes. Under ASC 740, tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit recognized from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. NRG YieldCo recognizes interest and penalties accrued related to uncertain tax benefits as a component of income tax expense.

              In accordance with ASC 805, Business Combinations, or ASC 805, and as discussed further in Note 11, Income Taxes, changes to existing net deferred tax assets or valuation allowances or changes to uncertain tax benefits, are recorded to income tax expense.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

    Revenue Recognition

    Power Purchase Agreements, or PPAs

              A significant majority of NRG YieldCo's revenues are currently obtained through PPAs or other contractual arrangements. All of these PPAs are recorded as operating leases in accordance with ASC 840, Leases, or ASC 840. ASC 840 requires minimum lease payments received to be amortized over the term of the lease and contingent rentals are recorded when the achievement of the contingency becomes probable. These leases have no minimum lease payments and all the rent is recorded as contingent rent on an actual basis when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2011 and 2010 was $26 million and $14 million, respectively.

    Thermal Revenues

              Steam and chilled water revenue is recognized based on customer usage as determined by meter readings. Some locations read customer meters throughout the month, and recognize estimated revenue for the period between meter read date and month-end. Unbilled revenue was $2 million and $1 million as of December 31, 2011 and 2010, respectively. Thermal's subsidiaries collect and remit state and local taxes associated with sales to their customers, as required by governmental authorities. Related revenues are presented on a net basis in the income statement.

    Derivative Financial Instruments

              NRG YieldCo accounts for derivative financial instruments under ASC 815, Derivatives and Hedging, or ASC 815, which requires that all derivatives are recorded on the balance sheet at fair value unless they qualify for a Normal Purchase Normal Sale, or NPNS, exception. Changes in the fair value of non-hedge derivatives are immediately recognized in earnings. Changes in the fair value of derivatives accounted for as hedges, if elected for hedge accounting, are either:

  •
  Recognized in earnings as an offset to the changes in the fair value of the related hedged assets, liabilities and firm commitments; or

  •
  Deferred and recorded as a component of accumulated OCI until the hedged transactions occur and are recognized in earnings.

              NRG YieldCo's primary derivative instruments are fuels purchase contracts used to manage price risk associated with controlling customer reimbursable fuel costs and interest rate instruments used to mitigate variability in earnings due to fluctuations in interest rates. On an ongoing basis, NRG YieldCo assesses the effectiveness of all derivatives that are designated as hedges for accounting purposes in order to determine that each derivative continues to be highly effective in offsetting changes in fair values or cash flows of hedged items. Internal analyses that measure the statistical correlation between the derivative and the associated hedged item determine the effectiveness of such a contract designated as a hedge. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting will be discontinued prospectively. In this case, the gain or loss previously deferred in accumulated OCI will be frozen until the underlying hedged item is delivered unless the transaction being hedged is no longer probable of occurring in which case the amount in OCI would be immediately reclassified into earnings.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

              Revenues and expenses on contracts that qualify for the NPNS exception are recognized when the underlying physical transaction is delivered. While these contracts are considered derivative financial instruments under ASC 815, they are not recorded at fair value, but on an accrual basis of accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception, the fair value of the related contract is recorded on the balance sheet and immediately recognized through earnings.

    Concentrations of Credit Risk

              Financial instruments which potentially subject NRG YieldCo to concentrations of credit risk consist primarily of accounts receivable, notes receivable and derivative instruments. Accounts receivable, notes receivable, and derivative instruments are concentrated within entities engaged in the energy and financial industries. These industry concentrations may impact the overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. In addition, many of NRG YieldCo's projects have only one customer. However, NRG YieldCo believes that the credit risk posed by industry concentration is offset by the diversification and creditworthiness of the customer base. See Note 5, Fair Value of Financial Instruments, for a further discussion of derivative concentrations.

    Fair Value of Financial Instruments

              The carrying amount of cash and cash equivalents, accounts receivables, accounts payables, and accrued liabilities approximates fair value because of the short-term maturity of these instruments. See Note 5, Fair Value of Financial Instruments for a further discussion of fair value of financial instruments.

    Asset Retirement Obligations

              Asset retirement obligations, or AROs, are accounted for in accordance with ASC 410-20, Asset Retirement Obligations, or ASC 410-20. Retirement obligations associated with long-lived assets included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, including obligations arising under the doctrine of promissory estoppel, and for which the timing and/or method of settlement may be conditional on a future event. ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made.

              Upon initial recognition of a liability for an ARO, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its future value, while the capitalized cost is depreciated over the useful life of the related asset. As of December 31, 2011 and 2010, the ARO liability was not material.

    Guarantees

              NRG YieldCo enters into various contracts that include indemnification and guarantee provisions as a routine part of its business activities. Examples of these contracts include EPC agreements, operation and maintenance agreements, service agreements, commercial sales arrangements and other types of contractual agreements with vendors and other third parties, as well as affiliates. These contracts generally indemnify the counterparty for tax, environmental liability, litigation

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. Because many of the guarantees and indemnities NRG YieldCo issues to third parties and affiliates do not limit the amount or duration of its obligations to perform under them, there exists a risk that NRG YieldCo may have obligations in excess of the amounts currently estimated. For those guarantees and indemnities that do not limit the liability exposure, it may not be able to estimate what the liability would be until a claim is made for payment or performance due to the contingent nature of these contracts.

    Stockholder's Equity

              NRG YieldCo's historical stockholder's equity reflects the capital contributed by the Parent, as well as its retained earnings and accumulated comprehensive (losses)/income.

    Earnings Per Share

              During the periods presented, NRG YieldCo was wholly owned by NRG and accordingly, no earnings per share has been calculated.

    Investments Accounted for by the Equity Method

              NRG YieldCo has investments in two energy projects. The equity method of accounting is applied to these investments in affiliates because the ownership structure prevents NRG YieldCo from exercising a controlling influence over the operating and financial policies of the projects. Under this method, equity in pre-tax income or losses of the investments are reflected as equity in earnings of unconsolidated affiliates.

    Business Combinations

              NRG YieldCo accounts for its business combinations in accordance with ASC 805. ASC 805 requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value at the acquisition date. It also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity's financial statements to evaluate the nature and financial effects of the business combination. In addition, transaction costs are expensed as incurred.

    Liquidity

              Many of NRG YieldCo's projects were under construction in 2011 and 2010. As further discussed in Note 9, Long-Term Debt, in order to fund current obligations, NRG YieldCo typically borrows under the related financing arrangements or receives funding from NRG.

    Use of Estimates

              The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

              In recording transactions and balances resulting from business operations, NRG YieldCo uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, environmental liabilities and legal costs incurred in connection with recorded loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    Recent Accounting Developments

              ASU 2011-11—In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities, or ASU No. 2011-11. The guidance provides enhanced disclosure requirements to evaluate the effect or potential effect of netting arrangements on an entity's financial position by improving information about financial instruments and derivative instruments that either (1) offset in accordance with either ASC 210-20-45 or ASC 810-20-45 or (2) are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Reporting entities will be required to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosures required by ASU No. 2011-10 are required to be adopted retroactively. ASU No. 2011-11 is effective for annual and interim periods in fiscal years beginning on or after January 1, 2013, and early adoption is permitted. As this guidance provides only disclosure requirements, the adoption of this standard will not impact NRG YieldCo's results of operations, cash flows or financial position.

Note 3—Business Acquisitions

    2011 Acquisition

              California Valley Solar Ranch—On September 30, 2011, the Parent acquired 100% of 250 MW California Valley Solar Ranch project, or CVSR, in eastern San Luis Obispo County, California. Power generated from CVSR will be sold to Pacific Gas and Electric, PG&E, under a 25 year PPA. In connection with the acquisition, High Plains Ranch II, LLC, the direct owner of the CVSR project, entered into a financing arrangement with the Federal Financing Bank, or FFB, which is guaranteed by the United States Department of Energy, or U.S. DOE, to borrow up to $1.2 billion to fund the costs of constructing this solar facility, or the CVSR Financing Agreement. The terms of the borrowings are further described in Note 9, Long-Term Debt. Operations commenced during the third and fourth quarters of 2012 with the final phase expected to become operational through the fourth quarter of 2013.

              The fair value of the property, plant and equipment at the acquisition date was measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820. The fair value of the property, plant and equipment acquired was determined utilizing the cost approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The assets acquired have been classified as construction in progress and will commence depreciation upon the commercial operation date of the facility.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Business Acquisitions (Continued)

              In connection with the Offering, NRG YieldCo intends to own 48.95% of CVSR, or High Plains Ranch II LLC, which it will account for under the equity method, as further discussed in Note 5, Investments Accounted for by the Equity Method.

    2010 Acquisitions

              South Trent Acquisition—On June 14, 2010, South Trent Wind LLC, or South Trent, a 100 MW wind farm near Sweetwater, Texas was acquired for a total purchase price of $111 million. South Trent commenced operations in January 2009 and consists of 44 Siemens turbines that produce up to 2.3 MW of power each. The project has a 20-year PPA for all generation from the site. In connection with the acquisition, NRG YieldCo paid $32 million in cash and South Trent entered into a financing arrangement that includes a $79 million term loan. See Note 9, Long-Term Debt, for additional information related to this financing arrangement. The purchase price was allocated to the fair value of the assets acquired and liabilities assumed, which included property, plant and equipment of $107 million and other assets and liabilities of $4 million.

              Northwind Phoenix Acquisition—On June 22, 2010, through NRG Thermal LLC, Northwind Phoenix, LLC, or Northwind Phoenix, was acquired for a total purchase price of $100 million in cash, plus a payment for changes in acquired working capital. Northwind Phoenix owns and operates a district cooling system that provides chilled water to commercial buildings in the Phoenix, Arizona central business district. In addition, Northwind Phoenix maintains and operates combined heat and power plants that provide chilled water, steam and electricity in metropolitan Tucson and to portions of Arizona State University campuses in Tempe and Mesa, Arizona. The acquisition was financed with the issuance of $100 million in notes by NRG Thermal LLC. See note 9, Long Term Debt, for more information related to this financing arrangement. The purchase price was allocated to the fair value of the assets acquired and liabilities assumed, which included property, plant and equipment of $78 million, customer contracts of $15 million and customer relationships of $7 million.

              The fair value of the property, plant and equipment at the acquisition date was measured primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820. The fair value of the property, plant and equipment acquired was determined utilizing the cost approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation.

Note 4—Property, Plant, and Equipment

              NRG YieldCo's major classes of property, plant, and equipment were as follows:

	As of December 31,		Depreciable
	2011	2010	Lives
	(In millions)
Facilities and equipment	$521	$429	2 - 45 Years
Land and improvements	27	19
Construction in progress	407	149

Total property, plant, and equipment	955	597
Accumulated depreciation	(92)	(71)

Net property, plant, and equipment	$863	$526

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 4—Property, Plant, and Equipment (Continued)

              As of December 31, 2010, property, plant and equipment was primarily related to the Thermal, South Trent and Blythe facilities, while construction in process related primarily to construction on the El Segundo Energy Center, or ESEC. In 2011, construction was completed on the Roadrunner facility and Thermal's Princeton Hospital project. In addition, construction in progress increased in 2011 for ESEC and Alpine.

              In 2011, the Roadrunner solar project, as a qualified renewable energy project, applied for a cash grant in lieu of investment tax credit from the U.S. Treasury Department in the amount of $21 million, which was received on March 20, 2012. A receivable for the cash grant was recorded when the cash grant application was filed, which resulted in a reduction to the book basis of the property, plant and equipment. In addition, the related deferred tax asset of $6 million recognizable was recorded as a distribution to NRG, with a corresponding reduction to the book basis of Roadrunner's property, plant, and equipment. Accordingly, the book value of Roadrunner's property, plant and equipment was reduced from $77 million to $50 million to account for the cash grant.

              In 2010, the Blythe solar project, as a qualified renewable energy project, received a cash grant in lieu of investment tax credits from the U.S. Treasury Department in the amount of $18 million which resulted in a reduction to the book value of Blythe's property, plant and equipment. In addition, the related deferred tax asset of $5 million recognizable was recorded as a distribution to NRG, with a corresponding reduction to the book basis of Blythe's property, plant and equipment. Accordingly, the book value of Blythe's property, plant and equipment was reduced from $68 million to $45 million to account for the cash grant.

Note 5—Investments Accounted for by the Equity Method

              Avenal—NRG YieldCo intends to own a 49.95% equity interest in Avenal, acquired by NRG in April 2010, which consists of three solar PV projects in Kings County, California, totaling approximately 45 MWs, all of which became commercially operational during the third quarter of 2011. NRG intends to retain a 0.05% interest and Eurus Energy owns the remaining 50% of Avenal. Power generated by the projects is sold under a 20-year PPA. On September 22, 2010, Avenal entered into a $35 million promissory note facility with NRG YieldCo. Amounts drawn under the promissory note facility accrue interest at 4.5% per annum. As of December 31, 2011 and 2010, the amount outstanding under the facility was $9 million and $16 million, respectively. Also on September 22, 2010, Avenal entered into a $209 million financing arrangements with a syndicate of banks, or the Avenal Facility. As of December 31, 2011, Avenal had $125 million outstanding under the Avenal Facility. The undistributed equity earnings from Avenal were $1 million as of December 31, 2011.

              CVSR—As described in Note 3, Business Acquisitions, NRG YieldCo intends own 48.95% of CVSR, located in San Luis Obispo, California, totaling 250 MW, while NRG will continue to own the remaining 51.05% of CVSR. Power generated by the project is sold under a 25-year PPA. Construction of the project has been funded by the CVSR Financing Agreement, as further described in Note 9, Long-Term Debt. As of December 31, 2011, there were no borrowings under the CVSR Financing Agreement.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 5—Investments Accounted for by the Equity Method (Continued)

              The following table presents summarized financial information for CVSR:

December 31, 2011
(In millions)
Balance Sheet Data:
Current assets	$20
Non-current assets	247
Current liabilities	92
Non-current liabilities	10

Note 6—Fair Value of Financial Instruments

              For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities the carrying amount approximates fair value because of the short-term maturity of those instruments. Derivative assets and liabilities are carried at fair market value.

              The estimated carrying values and fair values of NRG YieldCo's recorded financial instruments not carried at fair market value are as follows:

	As of December 31,
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Assets
Notes receivable	$9	$9	$16	$16
Liabilities
Long-term debt, including current portion	$505	$510	$357	$362

              The fair value of notes receivable and long-term debt are based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments and are classified as Level 3 within the fair value hierarchy.

    Fair Value Accounting under ASC 820

              ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. YieldCo's derivative instruments are valued utilizing Level 2 inputs.

  •
  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

              In accordance with ASC 820, NRG YieldCo determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 6—Fair Value of Financial Instruments (Continued)

    Recurring Fair Value Measurements

              NRG YieldCo records its derivative assets and liabilities at fair market value on the combined balance sheet on a recurring basis. These amounts are classified as Level 2 within the fair value hierarchy. There have been no transfers during the year ended December 31, 2011, between Levels 1 and 2.

    Derivative fair value measurements

              NRG YieldCo's contracts are non-exchange-traded valued using prices provided by external sources. For financial contracts, management utilizes third party pricing services. For NRG YieldCo's energy markets, management receives quotes from multiple sources. To the extent that multiple quotes are received, the prices reflect the average of the bid-ask mid-point prices obtained from all sources that it believes provide the most liquid market for the commodity. The fair value of each contract is discounted using a risk free interest rate. In addition, a credit reserve is applied to reflect credit risk, which is calculated based on credit default swaps. To the extent that the net exposure is an asset, NRG YieldCo uses the counterparty's default swap rate. If the exposure is a liability, NRG YieldCo uses the Parent's default swap rate. The credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume the liabilities or that a market participant would be willing to pay for the assets. It is possible that future market prices could vary from those used in recording assets and liabilities and such variations could be material.

    Concentration of credit risk

              Counterparty credit exposure includes credit risk exposure under certain long term agreements, including solar PPAs. As external sources or observable market quotes are not available to estimate such exposure, NRG YieldCo estimated the exposure related to these contracts based on various techniques including but not limited to internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of December 31, 2011, credit risk exposure to these counterparties is immaterial. This amount excludes potential credit exposures for projects with long term PPAs that have not reached commercial operations. Many of these power contracts are with utilities or public power entities that have strong credit quality and specific public utility commission or other regulatory support.

Note 7—Accounting for Derivative Instruments and Hedging Activities

              ASC 815 requires NRG YieldCo to recognize all derivative instruments on the balance sheet as either assets or liabilities and to measure them at fair value each reporting period unless they qualify for a NPNS exception. NRG YieldCo may elect to designate certain derivatives as cash flow hedges, if certain conditions are met, and defer the effective portion of the change in fair value of the derivatives to accumulated OCI, until the hedged transactions occur and are recognized in earnings. The ineffective portion of a cash flow hedge is immediately recognized in earnings. For derivatives that are not designated as cash flow hedges or do not qualify for hedge accounting treatment, the changes in the fair value will be immediately recognized in earnings. Certain derivative instruments may qualify for the NPNS exception and are therefore exempt from fair value accounting treatment. ASC 815 applies to energy related commodity contracts and interest rate swaps.

    Energy Related Commodity Contracts

              To manage the commodity price risk associated with its competitive supply activities and the price risk associated with wholesale power sales, NRG YieldCo may enter into derivative hedging

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 7—Accounting for Derivative Instruments and Hedging Activities (Continued)

instruments, namely, forward contracts that commit NRG YieldCo to sell energy commodities or purchase fuels in the future. The objectives for entering into derivatives contracts as hedges include fixing the price for a portion of anticipated future electricity sales and fixing the price of a portion of anticipated fuel purchases for the operation of its subsidiaries. At December 31, 2011, NRG YieldCo had forward contracts for the purchase of energy and fuel commodities relating to the forecasted usage of the district energy centers. At December 31, 2011, these contracts were not designated as cash flow or fair value hedges.

    Interest Rate Swaps

              NRG YieldCo is exposed to changes in interest rates through the issuance of variable and fixed rate debt. In order to manage interest rate risk, NRG YieldCo enters into interest rate swap agreements. As of December 31, 2011, NRG YieldCo had interest rate derivative instruments on recourse debt extending through 2013 and on non-recourse debt extending through 2029, the majority of which are designated as cash flow hedges. See Note 9, Long-Term Debt, for information related to the notional amount and maturities of these swaps.

Fair Value of Derivative Instruments

              The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value
	Derivative Liabilities
	December 31, 2011	December 31, 2010
	(In millions)
Derivatives Designated as Cash Flow Hedges:
Interest rate contracts current	$7	$—
Interest rate contracts long-term	22	1

Total Derivatives Designated as Cash Flow Hedges	29	1

Derivatives Not Designated as Cash Flow Hedges:
Commodity contracts current	5	3
Commodity contracts long-term	1	—

Total Derivatives Not Designated as Cash Flow Hedges	6	3

Total Derivatives	$35	$4

              The net notional volume buys of the commodity contracts consisted of 3,565,000 and 2,439,000 of natural gas MMBtus as of December 31, 2011 and 2010, respectively, and 28,000 and 7,000 of power MWhs as of December 31, 2011 and 2010, respectively. See Note 9—Long-term debt for the notional amounts of the interest rate contracts.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 7—Accounting for Derivative Instruments and Hedging Activities (Continued)

Accumulated Other Comprehensive Income

              The following tables summarize the effects on NRG YieldCo's accumulated OCI balance attributable to interest rate swaps designated cash flow hedge derivatives, net of tax:

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In millions)
Accumulated beginning OCI balance	$—	$—
Mark-to-market of cash flow hedge accounting contracts	(23)	—

Accumulated ending OCI balance, net of income tax of $15 and $1	$(23)	$—

Gains expected to be realized from OCI during the next 12 months, net of income tax of $3 and $1	$4	$2

              Amounts reclassified from accumulated OCI into income are recorded to interest expense.

              NRG YieldCo's derivative commodity contracts do not impact the combined statement of operations as any gains or losses if realized, will be collected from customers through adjustments allowed by customer contracts, tariffs, or laws.

              See Note 5, Fair Value of Financial Instruments, for discussion regarding concentration of credit risk.

Note 8—Intangible Assets

              Intangible Assets—NRG YieldCo's intangible assets as of December 31, 2011, primarily reflect intangible assets established from its business acquisitions as well as the purchase of Nitrogen Oxide Regional Clean Air Incentive Market (RECLAIM) Trading Credits (NOx RTC's) and Federal Sulfur Dioxide Allowances (SO2 Allowances) and are comprised of the following:

  •
  NOx RTCs and SO2 Allowances—Emission allowances acquired by El Segundo Energy Center that will be amortized based on how much energy is generated. The emission allowances will begin amortizing once the facility is commercially operational in August of 2013.

  •
  Development rights—Arising primarily from the acquisition of solar businesses in 2010 and 2011, these intangibles are amortized to depreciation and amortization expense on a straight-line basis over the estimated life of the related project portfolio.

  •
  Customer contracts—Established with the acquisition of Northwind Phoenix, these intangibles represent the fair value at the acquisition date of contracts that primarily provide chilled water, steam and electricity to its customers. These contracts are amortized to revenues based on expected volumes on a straight-line basis.

  •
  Customer relationships—Established with the acquisition of Northwind Phoenix, these intangibles represent the fair value at the acquisition date of the businesses' customer base. The customer relationships are amortized to depreciation and amortization expense based on the expected discounted future net cash flows by year.

  •
  PPAs—Represents the fair value of PPAs acquired prior to the construction of the related projects. These will be amortized over the term of the PPA.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 8—Intangible Assets (Continued)

  •
  Other—Consists of the acquisition date fair value of the contractual rights to a ground lease for South Trent and to utilize certain interconnection facilities for Blythe.

              The following tables summarize the components of intangible assets subject to amortization:

Year Ended December 31, 2011	Emission Allowances	Development Rights	Customer Contracts	Customer Relationships	PPAs	Other	Total
	(In millions)
January 1, 2011	$—	$2	$15	$7	$—	$3	$27
Purchases	7	2	—	—	4	—	13

Adjusted gross amount	7	4	15	7	4	3	40
Less accumulated amortization	—	—	(2)	—	—	—	(2)

Net carrying amount	$7	$4	$13	$7	$4	$3	$38

Year Ended December 31, 2010	Development Rights	Customer Contracts	Customer Relationships	Other	Total
	(In millions)
January 1, 2010	$—	$—	$—	$1	$1
Acquisition of businesses	2	15	7	2	26

Adjusted gross amount	2	15	7	3	27
Less accumulated amortization	—	(1)	—	—	(1)

Net carrying amount	$2	$14	$7	$3	$26

              NRG YieldCo recorded amortization of $1 million during each of the years ended December 31, 2011 and 2010. The following table presents estimated amortization of NRG YieldCo's intangible assets for each of the next five years:

Year Ended December 31,	Total
2012	$2
2013	2
2014	3
2015	3
2016	3

              The following table presents the weighted average amortization period related to the intangible assets acquired in the years ended December 31, 2011 and 2010:

	Development Rights	Customer Contracts	Customer Relationships	PPAs
2011	15	—	—	25
2010	15	10	36	—

              Out-of-market contracts—The out-of-market contract liability represents the out-of-market value of the PPA for Blythe as of the date of the Blythe acquisition. This liability of $6 million is recorded in other non-current liabilities and is amortized to revenue on a units-of-production basis over the 20-year term of the agreement.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt

              Long-term debt consisted of the following:

	As of December 31,
	2011	2010	Interest Rate
	(In millions except rates)
Debt—external:
NRG West Holdings LLC, term loan, due 2023	$159	$—	L+2.25 - 2.75(b	)
NRG Energy Center Minneapolis LLC, senior secured notes, due 2013, 2017, and 2025(a)	151	163	5.95 - 7.31
South Trent Wind LLC, financing agreement, due 2020	75	78	L+2.50(b	)
NRG Roadrunner LLC, due 2031	61	—	L+2.01(b	)
NRG Solar Blythe LLC, credit agreement, due 2028	27	29	L+2.50(b	)

Subtotal	473	270
Debt—affiliate:
Notes payable to NRG Energy, Inc.—El Segundo Energy Center	—	55	L+3.00
Note payable to NRG Energy, Inc.—South Trent	32	32	L+2.00

Subtotal	32	87
Total debt	505	357
Less current maturities(a)	33	17

Total long-term debt	$472	$340

(a)
Includes premium of $1 million as of December 31, 2011, and 2010.

(b)
L+ equals LIBOR plus x%.

              The financing arrangements described below contain certain covenants, including financial covenants, that NRG YieldCo is required to be in compliance with during the life of the arrangement. For the years ended December 31, 2011 and 2010, these requirements were met.

NRG West Holdings Credit Agreement

              On August 23, 2011, NRG West Holdings LLC, or West Holdings, the owner of ESEC, entered into a credit agreement with a group of lenders in respect to ESEC, or the West Holdings Credit Agreement. The West Holdings Credit Agreement, which establishes a $540 million, two tranche construction loan facility with additional facilities for the issuance of letters of credit or working capital loans, is secured by the assets of West Holdings.

              The two tranche construction loan facility consists of the $480 million Tranche A Construction Facility, or the Tranche A Facility, and the $60 million Tranche B Construction Facility, or the Tranche B Facility. The Tranche A and Tranche B Facilities, which mature in August 2023, convert to a term loan and have an interest rate of LIBOR, plus an applicable margin which increases by 0.125% periodically from conversion through year eight for the Tranche A Facility and increases by 0.125% upon term conversion and on the third and sixth anniversary of the term conversion and by 0.250% on the eighth anniversary of the term conversion for the Tranche B Facility. The Tranche A and Tranche B

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

Facilities amortize based upon a predetermined schedule over the term of the loan with the balance payable at maturity.

              The West Holdings Credit Agreement also provides for the issuance of letters of credit and working capital loans to support the ESEC collateral needs. This includes letter of credit facilities on behalf of West Holdings of up to $90 million in support of the PPA, up to $48 million in support of the collateral agent, and a working capital facility which permits loans or the issuance of letters of credit of up to $10 million.

              As of December 31, 2011, under the West Holdings Credit Agreement, West Holdings borrowed $159 million under the Tranche A Facility, issued a $30 million letter of credit in support of the PPA, and issued a $6 million letter of credit under the working capital facility.

Thermal

              In 1993, the predecessor entity to a subsidiary of NRG Thermal, NRG Energy Center Minneapolis LLC, or NRG Thermal Minneapolis, issued $84 million of 7.31% senior secured notes due June 2013, of which $12 million remained outstanding as of December 31, 2011. In 2002, NRG Thermal Minneapolis issued an additional $55 million of 7.25% Series A notes due August 2017, of which $29 million remained outstanding as of December 31, 2011, and $20 million of 7.12% Series B notes due August 2017, of which $10 million remained outstanding as of December 31, 2011. In 2010, NRG Thermal Minneapolis issued $100 million of 5.95% Series C notes due June 23, 2025, of which $100 million remained outstanding as of December 31, 2011.

              The indebtedness under these notes is secured by substantially all of the assets of NRG Thermal Minneapolis. NRG Thermal has guaranteed the indebtedness, and its guarantee is secured by a pledge of the equity interests in all of NRG Thermal's subsidiaries.

South Trent Financing Agreement

              In connection with the acquisition, on June 14, 2010, South Trent Wind LLC entered into a financing agreement, or the South Trent Financing Agreement, with a group of lenders, which matures on June 14, 2020. The South Trent Financing Agreement includes a $79 million term loan, as well as a $10 million letter of credit facility in support of the PPA. The South Trent Financing Agreement also provides for up to $7 million in additional letter of credit facilities. The term loan accrues interest at LIBOR plus a margin based upon a grid, which is initially 2.5% and increases every two years by 12.5 basis points. The term loan amortizes quarterly based upon a predetermined schedule with the unamortized portion due at maturity. As of December 31, 2011, $75 million was outstanding under the term loan and $10 million was issued under the letter of credit facility.

Roadrunner Financing

              On May 25, 2011, NRG Roadrunner LLC, or Roadrunner, entered into a credit agreement with a bank, or the Roadrunner Financing Agreement, for a $47 million construction loan that converted to a term loan on January 10, 2012 and a $21 million cash grant loan, both of which have an interest rate of LIBOR plus an applicable margin of 2.01%. The term loan has an interest rate of LIBOR plus an applicable margin which escalates 0.25% every five years and ranges from 2.10% at closing to 2.76% in year fifteen through maturity. The term loan, which is secured by all the assets of

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

Roadrunner, matures on September 30, 2031, and amortizes based upon a predetermined schedule. The cash grant loan matured upon the receipt of the cash grant on March 20, 2012. The Roadrunner Financing Agreement also includes a letter of credit facility on behalf of Roadrunner of up to $5 million. Roadrunner pays an availability fee of 100% of the applicable margin on issued letters of credit. As of December 31, 2011, $47 million was outstanding under the construction loan, $14 million was outstanding under the cash grant loans and $2 million in letters of credit in support of the PPA were issued. On January 10, 2012, in connection with the conversion of the construction loan to a term loan, Roadrunner borrowed an additional $4 million of cash grant loans and issued a $3 million letter of credit in support of debt service.

Blythe Credit Agreement

              On June 24, 2010, NRG Solar Blythe LLC, or Blythe, entered into a credit agreement with a bank, or the Blythe Credit Agreement, for a $30 million term loan which has an interest rate of LIBOR plus an applicable margin which escalates 0.25% every three years and ranges from 2.5% at closing to 3.75% in year fifteen. The term loan matures in June 2028, amortizes based upon a predetermined schedule, and is secured by all of the assets of Blythe. The bank has also issued two letters of credit on behalf of Blythe, totaling $6 million. Blythe pays an availability fee of 100% of the applicable margin on these issued letters of credit. As of December 31, 2011, $27 million was outstanding under the term loan and $6 million in letters of credit were issued.

CVSR related financings

              As discussed in Note 3, Business Acquisitions, in connection with the acquisition, High Plains Ranch II, LLC entered into the CVSR Financing Agreement with the Federal Financing Bank, or FFB, to borrow up to $1.2 billion to fund the costs of constructing the solar facility. The CVSR Financing Agreement matures in 2037 and the loans provided by the FFB, are guaranteed by the U.S. DOE. Amounts borrowed under the CVSR Financing Agreement accrue interest at a fixed rate based on U.S. Treasury rates plus a spread of 0.375%, and are secured by the assets of CVSR. As of December 31, 2011, no amounts were drawn under this agreement. In 2012, CVSR submitted an application to the U.S. Department of Treasury for a cash grant for the phase of the project that began commercial operations in 2012. CVSR intends to submit an application for cash grants for the remaining phases as they begin operating commercially. Any proceeds received will be utilized to repay borrowings under the CVSR Financing Agreement.

              Under the terms of the CVSR Financing Agreement, CVSR entered into a series of swaptions with a notional value of $686 million, or 80% of the guaranteed term loan amount, in order to hedge the project interest rate risk. These swaptions mature over a series of seven scheduled settlement dates to correspond with the completion dates of the project.

Interest Rate Swaps—Project Financings

              Many of NRG YieldCo's project subsidiaries entered into interest rate swaps, intended to hedge the risks associated with interest rates on non-recourse project level debt. These swaps amortize in proportion to their respective loans and are floating for fixed where the project company pays its counterparty the equivalent of a fixed interest payment on a predetermined notional value and will receive quarterly the equivalent of a floating interest payment based on the same notional value. All

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

interest rate swap payments by the project company and its counterparty are made quarterly and the LIBOR is determined in advance of each interest period. The following table summarizes the swaps, some of which are forward starting as indicated, related to project level debt as of December 31, 2011.

	% of Principal	Fixed Interest Rate	Floating Interest Rate	Notional Amount at December 31, 2011	Notional Amount at December 31, 2010	Effective Date	Maturity Date
				(In millions)	(In millions)
NRG West Holdings LLC	75%	2.4165%	3-mo. LIBOR	135	—	November 30, 2011	August 31, 2023
South Trent Wind LLC	75%	3.265%	3-mo. LIBOR	56	58	June 14, 2010	June 14, 2020
South Trent Wind LLC	75%	4.95%	3-mo. LIBOR	21	21	June 14, 2020	June 14, 2028
NRG Solar Roadrunner LLC	75%	4.313%	3-mo. LIBOR	36	—	September 30, 2011	December 31, 2029
NRG Solar Blythe LLC	75%	3.563%	3-mo. LIBOR	20	20	June 25, 2010	June 25, 2028

Annual Maturities

              Annual payments based on the maturities of NRG YieldCo's debt, for the years ending after December 31, 2011 are as follows:

(In millions)
2012	$33
2013	18
2014	45
2015	57
2016	61
Thereafter	291

Total	$505

Notes payable to NRG Energy, Inc.—El Segundo Energy Center

              In July 2010, NRG YieldCo amended two of its intercompany notes to NRG El Segundo Energy Center LLC and NRG West Holdings LLC increasing the amount that NRG would lend to $325 million and $230 million, respectively, and adjusting the interest rate to LIBOR plus 3% to more closely reflect the increased rate that NRG was required to pay as a result of changing market conditions. In addition, NRG issued a $50 million note to NRG West Procurement Company on the same terms as the other notes. The maturity of all three notes was July 1, 2012 with a provision to extend the note for additional one-year periods unless notice is given. On August 23, 2011, prior to the West Holdings credit agreement being executed, $82 million of notes outstanding and intercompany balances outstanding were converted into equity in the project.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 9—Long-term Debt (Continued)

Notes payable to NRG Energy, Inc.—South Trent

              On June 14, 2010, NRG South Trent Holding LLC, entered into a $34 million promissory note, or the South Trent Note, with a wholly-owned subsidiary of NRG, which matures on June 13, 2022. Borrowings under the South Trent Note accrue interest at LIBOR plus 2%. The South Trent Note provides customary events of default, which include, among others, nonpayment of principal or interest, breach of other obligations and certain events of bankruptcy or insolvency. As of December 31, 2011, $32 million was outstanding under the South Trent Note.

Note 10—Segment Reporting

              NRG YieldCo's segment structure reflects how management currently makes financial decisions and allocates resources. Its businesses are primarily segregated based on conventional power generation, renewable businesses which consist of solar and wind, and the thermal and chilled water business. The Corporate segment reflects the corporate costs associated with NRG YieldCo.

              For the year ended December 31, 2011, NRG YieldCo derived 10% or $16 million of its total revenue from a customer in its renewable segment.

	Year Ended December 31, 2011
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(In millions)
Operating revenues	$—	$26	$138	$—	$164
Operating expenses	1	7	106	2	116
Depreciation and amortization	—	8	14	—	22

Operating income/(loss)	(1)	11	18	(2)	26
Equity in earnings of unconsolidated affiliates	—	1	—	—	1
Other income, net	—	1	—	—	1
Interest expense	—	(9)	(9)	—	(18)

Income before income taxes	(1)	4	9	(2)	10
Income tax expense	—	—	—	4	4

Net income	$(1)	$4	$9	$(6)	$6

Balance sheet
Equity investments in affiliates	$—	$78	$—	$—	$78
Capital expenditures(a)	241	111	20	—	372
Total assets	$365	$415	$326	$1	$1,107

(a)
Includes accruals.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 10—Segment Reporting (Continued)

	Year Ended December 31, 2010
	Conventional Generation	Renewables	Thermal	Corporate	Total
	(In millions)
Operating revenues	$—	$14	$129	$—	$143
Operating expenses	1	3	102	1	107
Depreciation and amortization	—	5	11	—	16

Operating income/(loss)	(1)	6	16	(1)	20
Equity in earnings of unconsolidated affiliates	—	(1)	—	—	(1)
Other income, net	—	—	—	—	—
Interest expense	—	(4)	(7)	—	(11)

Income/(loss) before income taxes	(1)	1	9	(1)	8
Income tax expense	—	—	—	3	3

Net income/(loss)	$(1)	$1	$9	$(4)	$5

Balance sheet
Equity investments in affiliates	$—	$2	$—	$—	$2
Capital expenditures(a)	40	—	25	—	65
Total assets	$168	$213	$338	$—	$659

(a)
Includes accruals.

Note 11—Income Taxes

              The income tax provision from continuing operations consisted of the following amounts:

	Year Ended December 31,
	2011	2010
	(In millions, except percentages)
Deferred
U.S. Federal	$4	$3
State	—	—

Total income tax	$4	$3

Effective tax rate	40.0%	37.5%

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

              A reconciliation of the U.S. federal statutory rate of 35% to NRG YieldCo's effective rate is as follows:

	Year Ended December 31,
	2011	2010
	(In millions, except percentages)
Income Before Income Taxes	$10	$8

Tax at 35%	4	3

Income tax expense	$4	$3

Effective income tax rate	40.0%	37.5%

              The effective tax rates for the years ended December 31, 2011 and 2010, differ from the statutory rate of 35% primarily due to the impact of state and local income taxes.

              The temporary differences, which gave rise to the deferred tax assets and liabilities consisted of the following:

	As of December 31,
	2011	2010
	(In millions)
Deferred tax liabilities:
Difference between book and tax basis of property	$65	$28
Intangibles amortization	1	—
Investment in projects	4	—

Total deferred tax liabilities	70	29

Deferred tax assets:
Deferred compensation, pension, accrued vacation and other reserves	2	2
Differences between book and tax basis of contracts	3	3
Derivatives, net	16	—
U.S. Federal net operating loss carryforwards	34	1
State net operating loss carryforwards	5	—

Total deferred tax assets	60	6

Net deferred tax liability	$10	$22

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

              The following table summarizes NRG YieldCo's net deferred tax position:

	As of December 31,
	2011	2010
	(In millions)
Current deferred tax asset	$1	$—
Non-current deferred tax liability	11	22

Net deferred tax liability	$10	$22

    Deferred tax assets and valuation allowance

              NRG YieldCo believes that it is more likely than not that future earnings will be sufficient to utilize the deferred tax assets, which includes reversal of existing deferred tax liabilities, and thus a valuation allowance is not required.

              NOL carryforwards—At December 31, 2011 and 2010, NRG YieldCo had domestic net operating losses, or NOLs, for federal income tax purposes of $34 million and $1 million, respectively, as well as cumulative state NOLs of $5 million as of December 31, 2011, which will expire starting in 2030.

    Uncertain tax positions

              NRG YieldCo has not identified any uncertain tax positions that require evaluation as of December 31, 2011 or 2010.

Note 12—Related Party Transactions

NRG Energy, Inc.

              Amounts were allocated from NRG for general corporate overhead costs attributable to the operations of the Predecessor. These amounts totaled $4 million and $2 million for the years ended December 31, 2011 and 2010, respectively. The general corporate overhead expenses incurred by NRG include costs from certain corporate and shared services functions provided by NRG. The amounts reflected include (i) charges that were incurred by NRG that were specifically identified as being attributable to the Predecessor and (ii) an allocation of all of NRG's remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of our facilities. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. All corporate costs that were specifically identifiable to a particular NRG operating facility have been allocated to that facility, including the Predecessor. Where specific identification of charges to a particular NRG operating facility was not practicable, a reasonable method of allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management's estimate of the proportional level of effort devoted by corporate resources that is attributable to each of YieldCo's operating facilities. In the opinion of management, the cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 12—Related Party Transactions (Continued)

El Segundo Energy Center

              On March 31, 2011, ESEC executed an Operations & Management, or O&M agreement with NRG El Segundo Operations, Inc. a wholly-owned subsidiary of NRG, to manage, operate and maintain the facility for an initial term of ten years following the commercial operations date and extends automatically by an additional five years under the terms and conditions upon written notice 120 days prior to the expiration of the initial term. ESEC does not anticipate incurring any costs under this agreement until the commercial operations date.

              On March 31, 2011, ESEC executed an easement agreement with El Segundo Power II LLC, a wholly-owned subsidiary of NRG, for a parcel of real property located in the city of El Segundo, CA. The easement is for the construction, operation and maintenance of sewer lines as well as for the construction, operations and management of right of way and facilities lay down and staging areas for the project. In addition, ESEC executed a ground lease and easement agreement with El Segundo Power LLC, a wholly-owned subsidiary of NRG, for a parcel of real property in the city of El Segundo, CA. The easement is for the construction, operation and maintenance of electrical and gas lines as well as for the construction, operation and maintenance of certain utility lines, and certain sanitary and waste water discharge for the project. ESEC also executed a construction management services agreement with NRG Construction Services LLC, a wholly owned subsidiary of NRG, to act as construction manager of the project, to manage the design, engineering, procurement, construction, commissioning, testing initial start-up and close-out of construction activities for the Facility. As of December 31, 2011, the Company had incurred approximately $2 million in construction management services from NRG Construction Services LLC.

              On February 23, 2011, ESEC entered into a purchase and sale agreement with El Segundo Power LLC, for NOx RTC's and SO2 allowances. ESEC paid $7.5 million for the aggregate quantity of NOx RTC's and SO2 allowances.

              On December 31, 2010, ESEC entered into an agreement to purchase emission reduction credits, or ERCs, from El Segundo Power LLC, at the fair market value of the ERCs, which was determined to be $19 million. The rights to the ERCs were turned over to the Southern California Air Quality Management District in exchange for the processing of a permit to operate for the ESEC project. The cost of the air permit was recorded as a cost to construct the project.

South Trent

              On August 16, 2010, South Trent, entered into an agreement with NRG Texas Power LLC, or NRG Texas, a wholly owned subsidiary of NRG, to provide operational project management services and an agreement with NRG Texas to provide administrative services to the wind farm. Each contract allows for an annual charge of $200,000, with annual escalation. In addition, the first contract allows for, after expiration of the warranty period in December 2010, a scheduled maintenance fee of $5,160 per turbine and an unscheduled maintenance crew fee of $396,000 annually, both with an annual escalation. Finally, the first agreement also allows for reimbursement of expenses. For the year ended December 31, 2011, NRG YieldCo paid NRG Texas approximately $1 million for services rendered.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 12—Related Party Transactions (Continued)

Thermal

              NRG Energy Center Dover LLC, or NRG Dover, a Thermal operating company is party to a Power Sales and Services Agreement with NRG Power Marketing LLC, or NRG Power Marketing, a wholly-owned subsidiary of NRG. The agreement is automatically renewed on a month-to-month basis unless terminated by either party upon at least 30 day written notice. Under the agreement, NRG Power Marketing has the exclusive right to (i) manage, market and sell power, (ii) procure fuel and fuel transportation for operation of the Dover generating facility, to include for purposes other than generating power, (iii) procure transmission services required for the sale of power, and (iv) procure and market emissions credits for operation of the Dover generating facility.

              In addition, NRG Power Marketing has the exclusive right and obligation to direct the output from the generating facility, in accordance with and to meet the terms of any power sales contracts executed against the power generation of the Dover facility. Under the agreement, NRG Power Marketing pays NRG Dover gross receipts generated through sales, less costs incurred by NRG Power Marketing related to providing such services as transmission and delivery costs, as well as fuel costs. During 2011 the existing coal purchase contract expired and NRG Power Marketing entered into a new contract, which expired in December 2012, to purchase coal for the Dover Facility. For the years ended December 31, 2011 and 2010, NRG Dover purchased approximately $4 million and $5 million, respectively, under these agreements.

Blythe

              In 2011 and 2010, Blythe distributed capital of $46 million and $2 million, respectively, to a subsidiary of NRG.

Roadrunner

              In 2011, Roadrunner distributed capital of $8 million to a subsidiary of NRG.

Long-Term Debt and Letters of Credit

              NRG's financial support related to the Company's investments in CVSR is described in Note 5, Investments Accounted for by the Equity Method.

              NRG YieldCo has various debt arrangements between its various subsidiaries and NRG, as further discussed in Note 9, Long-Term Debt. NRG has also issued letters of credit on behalf of NRG YieldCo's subsidiaries for the following projects:

	As of December 31,
	2011	2010
	(In millions)
Alpine	$8	$2
ESEC	—	30
Borrego	8	2

	$16	$34

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 13—Commitments and Contingencies

    Operating Lease Commitments

              NRG YieldCo leases certain facilities and equipment under operating leases, some of which include escalation clauses, expiring on various dates through 2030. The effects of these scheduled rent increases, leasehold incentives, and rent concessions are recognized on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed. Lease expense under operating leases was$3 million and $1 million for the years ended December 31, 2011 and 2010, respectively.

              Future minimum lease commitments under operating leases for the years ending after December 31, 2011, are as follows:

Period	(In millions)
2012	$3
2013	3
2014	3
2015	3
2016	3
Thereafter	41

Total	$56

    Coal, Gas and Transportation Commitments

              NRG YieldCo has entered into contractual arrangements to procure auxiliary power, fuel and transportation services and for the years ended December 31, 2011 and 2010, purchased $36 million and $33 million, respectively, under such arrangements.

              As of December 31, 2011, NRG YieldCo's commitments under such outstanding agreements are estimated as follows:

Period	(In millions)
2012	$18
2013	4

Total	$22

    Engineering, Procurement and Construction, or EPC, Agreements

              On October 28, 2011, NRG Solar Alpine LLC, or Alpine, executed an EPC agreement with First Solar Electric Inc. (First Solar) to design, engineer and procure certain equipment and materials, install, construct test, commission and energize the 66 MW solar generating facility. Alpine has a 20 year PPA with Pacific Gas & Electric to supply all the energy output as well as renewable energy attributes from the facility. NRG YieldCo expects commercial operations of the facility to begin during the first quarter of 2013. For the year ended December 31, 2011, costs of $21 million were incurred under the EPC agreement.

NRG YIELDCO

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Note 13—Commitments and Contingencies (Continued)

              On November 30, 2011, NRG Solar Borrego I LLC, or Borrego, executed an EPC agreement with Sunora Energy Solutions I LLC. (Sunora) to design, engineer and procure certain equipment and materials, install, construct test, commission and energize the 26 MW solar generating facility. Borrego has a 25 year PPA with San Diego Gas & Electric Co. to supply all the energy output as well as renewable energy attributes from the facility. The facility began commercial operations during the first quarter of 2013. No costs were incurred under the EPC agreement during the years ended December 31, 2011 and 2010.

              On December 19, 2011, NRG Solar Avra Valley LLC, or Avra Valley, executed an EPC agreement with First Solar to design, engineer and procure certain equipment and materials, install, construct test, commission and energize the 25 MW solar generating facility. Avra Valley has a 20 year PPA with Tucson Electric Co. to supply all the energy output as well as renewable energy attributes from the facility. The facility began commercial operations during the fourth quarter of 2012. No costs were incurred under th EPC agreement during the years ended December 31, 2011 and 2010.

Contingencies

              In the normal course of business, NRG YieldCo is subject to various claims and litigation. Management expects that these various litigation items will not have a material adverse effect on the results of operations or financial position of NRG YieldCo.

              Through and including                    , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

            Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Citi

                    , 2013

PART II

Item 13.    Other expenses of issuance and distribution

              The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

SEC registration fee	$ *
FINRA filing fee	*
New York Stock Exchange listing fee	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Other expenses	*

Total	$ *

*
To be provided by amendment.

Item 14.    Indemnification of directors and officers

              Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

              Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

              Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

              Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

              We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

              The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

              We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See "Item 17. Undertakings" for a description of the Commission's position regarding such indemnification provisions.

Item 15.    Recent sales of unregistered securities

              None.

Item 16.    Exhibits and Financial Statement Schedules

    (a)
    Exhibits

              The exhibit index attached hereto is incorporated herein by reference.

    (b)
    Financial Statement Schedule

              All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, NRG Yieldco, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on February 13, 2013.

NRG YIELDCO, INC.
By:	Name: David R. Hill Title: Executive Vice President and General Counsel

POWER OF ATTORNEY

              Each person whose signature appears below constitutes and appoints                and                , and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

* * * * *

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on February 13, 2013.

Signature	Title

David W. Crane	President and Chief Executive Officer (principal executive officer)
Kirkland B. Andrews	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation
3.2	*	Form of Amended and Restated Bylaws
4.1	*	Form of Specimen Stock Certificate
5.1	*	Opinion of Kirkland & Ellis LLP
10.1	*	Form of Management Services Agreement by and between NRG Yieldco, Inc. and NRG Energy, Inc.
10.2	*	Form of Right of First Offer Agreement by and between NRG Yieldco, Inc. and NRG Energy, Inc.
10.3	*	Form of Exchange Agreement by and among NRG Yieldco, Inc., NRG Yieldco LLC and NRG Energy, Inc.
10.4	*	Form of Registration Rights Agreement by and between NRG Yieldco, Inc. and NRG Energy, Inc.
10.5	*	Form of Licensing Agreement by and between NRG Yieldco, Inc. and NRG Energy, Inc.
10.6	*	Credit Agreement by and among NRG Yieldco, Inc. and the lenders party thereto
10.7
Credit Agreement, dated as of August 23, 2011, by and among NRG West Holdings LLC, as borrower, ING Capital LLC, as Mandated Lead Arranger, Union Bank, N.A., as Mandated Lead Arranger, Mizuho Corporate Bank, Ltd., as Mandated Lead Arranger and Joint Bookrunner, RBS Securities Inc., as Mandated Lead Arranger and Joint Bookrunner, Credit Agricole Corporate and Investment Bank, as Mandated Lead Arranger, Joint Bookrunner and Administrative Agent, and the financial institutions from time to time party thereto
10.8
Loan Guarantee Agreement, dated as of September 30, 2011, by and among High Plains Ranch II, LLC, as borrower, the U.S. Department of Energy, as guarantor, and the U.S. Department of Energy, as loan servicer
10.9		Operation and Maintenance Agreement, dated as of March 31, 2011, by and among El Segundo Energy Center LLC and NRG El Segundo Operations Inc.
10.10		Project Administration Services Agreement, dated as of March 31, 2011, by and among NRG West Holdings LLC, El Segundo Energy Center LLC and NRG West Coast LLC
10.11		Operation and Maintenance Agreement, dated as of January 31, 2011, by and among Avenal Solar Holdings LLC and NRG Energy Services LLC
10.12		Asset Management Agreement, dated as of August 30, 2012, by and among NRG Solar Avra Valley LLC and NRG Solar Asset Management LLC
10.13		Operation and Maintenance Agreement, dated as of August 1, 2012, by and among NRG Energy Services LLC and NRG Solar Borrego I LLC
10.14		Asset Management Agreement, dated as of March 15, 2012, by and among NRG Solar Alpine LLC and NRG Solar Asset Management LLC
10.15		Operation and Maintenance Agreement, dated as of September 30, 2011, by and among NRG Energy Services LLC and High Plains Ranch II, LLC

Exhibit Number		Exhibit Description
10.16		Project Administration Agreement, dated as of August 16, 2010, by and among South Trent Wind LLC and NRG Texas Power LLC
21.1	*	List of subsidiaries of NRG Yieldco, Inc.
23.1	*	Consent of KPMG, LLP, independent public registered accounting firm
23.2	*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1	*	Powers of Attorney (included on signature page)

*
To be filed by amendment.